05010331

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Invensys PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED AUG 1 2 2005 THOMSON FINANCIAL

FILE NO. 82- 2148

FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dw

DAT : 8/10/05

SEC No 82 - 2142

AR/S
3-31-05











inside invensys®

Annual report & accounts 2005

10



Controls is a leading global provider of components, systems and services used in appliances, heating, air conditioning/cooling, refrigeration and safety products as well as building systems across a wide range of industries in residential and commercial markets. Controls has more than 15,000 employees and over 40 manufacturing locations worldwide.

	2005	2004
Sales (£m)	**921**	1,023
Operating profit[2] (£m)	**89**	127
Operating margin[2] (%)	**9.7**	12.4

12



Process Systems provides products, services and solutions for the automation and optimisation of plant operation in the process industries, such as hydrocarbons (oil and gas), chemicals, power and utilities and metals and mining. Process Systems' technologies, including industry-leading brands such as Foxboro, Triconex, SimSci-Esscor and Wonderware, help to make plants function more efficiently and safely.

	2005	2004
Sales (£m)	**709**	746
Operating profit[2] (£m)	**47**	35
Operating margin[2] (%)	**6.6**	4.7

14



Rail Systems is a multinational leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems, as well as a complete range of rail signalling products. Working directly for rail authorities or with partners or contractors who provide other elements of a complete solution, Rail Systems' businesses have established market-leading positions in the USA, UK and Spain.

	2005	2004
Sales (£m)	**412**	442
Operating profit[2] (£m)	**56**	62
Operating margin[2] (%)	**13.6**	14.0

16



APV's knowledge and expertise in the food, beverage, personal care, pharmaceutical and chemical industries has made it a leading supplier of process equipment, turnkey plant solutions and value-increasing services. APV has 2,700 employees, with 1,000 dedicated to manufacturing and the remainder in engineering, sales, service and other support activities, working to offer improved and cost-effective performance to customers.

	2005	2004
Sales (£m)	**360**	387
Operating profit[2] (£m)	**6**	18
Operating margin[2] (%)	**1.7**	4.7

18



Eurotherm is a leading global supplier of control, data and measurement solutions and services to industrial and process customers. Eurotherm helps many industries, including plastics, pharmaceuticals, food and beverage and glassmaking, to measure and control variables such as pressure and temperature and record vital data.

	2005	2004
Sales (£m)	**122**	122
Operating profit[2] (£m)	**17**	17
Operating margin[2] (%)	**13.9**	13.9

inside **Invensys**

During the year we have consistently produced earnings that have been in line with expectations and, more importantly, we have delivered positive free cash flow before legacy items.

- Sales for retained[1] businesses at £2,524 million (2004: £2,720 million)
- Operating profit[2] of retained businesses at £169 million (2004: £193 million)
- Operating margin[2] of retained businesses 6.7% after corporate costs (2004: 7.1%)
- Corporate costs reduced to £46 million (2004: £66 million)
- Free cash inflow (before legacy items) of £38 million (2004: £40 million outflow)
- Substantial progress in the reduction of legacy liabilities

	2005	2004
Sales (£m)	**2,923**	3,891
Operating profit[2] (£m)	**175**	217
Operating margin[2] (%)	**6.0**	5.6

1 Retained businesses are Controls, Process Systems, Rail Systems, APV and Eurotherm
2 All references to operating profit and operating margin are stated before exceptional items, goodwill amortisation and goodwill impairment, unless otherwise stated

Chairman's statement
Although much remains to be done, the Board is confident that we have the clear plans in place to achieve a sustainable improvement in performance.

I am pleased to report that Invensys has made considerable progress during the past year. Building upon the financial stability created by the refinancing in March 2004, we have focussed upon dealing with the key issues needed to improve the operational performance of each of our businesses, improving our free cash flow generation and managing prudently our legacy liabilities. Although much remains to be done, the Board is confident that we have the clear plans in place to achieve a sustainable improvement in performance.

Summary of results
Our overall performance last year was in line with expectations. Good operational progress has been made across the Group.

Sales for the retained businesses were £2,524 million (2004: £2,720 million), down 3% at constant exchange rates (CER). Operating profit was £169 million (2004: £193 million), including a negative currency translation adjustment of £14 million, resulting in an operating margin of 6.7%.

Overall, Group sales for the year were £2,923 million, down 25% compared with last year. Group operating profit was £175 million, compared with £217 million last year.

Sales and operating profit were adversely impacted both by disposals of businesses and currency translation adjustments stemming from weakness in the US dollar and the euro. At CER, operating profit for continuing operations improved on prior year by £8 million, with strong performances at Process Systems and Businesses for sale together with a reduction in corporate costs. This was partially offset by weaker results at Controls and APV.

Operating cash flow for the Group (before restructuring and payment of legacy liabilities) was an inflow of £231 million. Free cash flow before the payment of legacy liabilities was an inflow of £38 million compared with an outflow of £40 million in the prior year.

Overall, net debt reduced by £194 million to £792 million at 31 March 2005 with a positive free cash flow and the receipt of sale proceeds from business disposals, partially offset by legacy liability payments of £181 million. Gross debt fell by £121 million during the year.

The Board is recommending that no dividend be paid for the year (2004: nil).

The Board
Rick Haythornthwaite will be stepping down as Chief Executive on 22 July 2005. He has signalled for some while that he would hand over the reins at Invensys when the Group had turned the corner. Following the successful completion of the refinancing last year and the progress we have made since then with our business recovery programmes, that time has arrived. On behalf of the Board, I would like to thank Rick for his leadership of the Group through difficult and demanding times and we wish him well with the next stage of his career.

He will be succeeded as Chief Executive by Ulf Henriksson, who joined the Group in May last year as Chief Operating Officer having previously held senior roles at Eaton Corporation, Honeywell/Allied Signal and Volvo. During the past year, Ulf has demonstrated to the Board that he has the skills, the commitment and the tremendous enthusiasm needed to lead Invensys. We all look forward to working with him and his executive team on the next stage of the Group's development.

Simon Robertson resigned from the Board on 19 January 2005 following his appointment as Chairman of Rolls Royce plc. We are extremely grateful to Simon whose financial and business experience has underpinned his valuable advice and contribution to the Invensys Board since 1999.

Bay Green joined the Board as a non-executive director on 1 January 2005. He is a Vice Chairman of Dresdner Kleinwort Wasserstein and also serves as a non-executive director of RPC Group plc and Axis-Shield plc. He has become a member of the Group's Audit and Nominating Committees and will also become the Senior Independent Director at the close of the Annual General Meeting on 21 July 2005.

Corporate social responsibility

Invensys is strongly committed to its corporate responsibilities in relation to the communities within which it operates and to the environmental consequences of its activities. We believe our prospects of successfully achieving our business goals and a fair return to our investors are increased by fulfilment of our corporate responsibilities at large.

In the last year, we have given particular priority to improving the health and safety of our employees and, in the current year, we will be focussing upon the Group-wide implementation of a revised Code of Conduct and Ethics. A full explanation of the actions we are taking can be found on page 20.

Employees, customers and investors

I thank all our employees for their hard work and steadfastness over the past year and hope that they feel proud, as I do, that we are now beginning to see the fruits of our labour. This again has been a demanding year but, with the support of not only our employees but also our customers, suppliers and business partners, I feel that we have turned the corner and, with continued effort, can forge a path to profitable growth.

I would also like to thank you, our investors, for your continued support over the year and look forward to your continuing commitment to Invensys over the next 12 months.

You may have noticed that we chose to place an advertisement in the national press instead of the printed Interim report of previous years. This is due not only to our more frequent quarterly reporting cycle but also to our commitment to keep corporate costs low.

Outlook

The outlook for the major economies in which we operate is unclear. Assuming only modest growth in our markets, the considerable work being undertaken within our businesses to meet operational challenges should ensure that we make overall progress in the current year.

Martin Jay
Chairman



Martin Jay
Chairman

Chief Executive's and Chief Operating Officer's statement
Going forward, Invensys will comprise five businesses, each with opportunities to grow sales, profits and cash generation.

The refinancing in March 2004 created the financial stability that enabled Invensys to move forward with confidence and following a further minor refinancing of our remaining shorter term maturities during the year, the Group now has no significant debt maturities until March 2009. This stability in our financial position has allowed us to make good progress across a broad range of fronts.

Once the current disposal programme is completed, Invensys will comprise five businesses, each with opportunities to grow sales, profits and cash generation. Longer term, our aim remains to create the opportunity whereby an improved financial position would enable us to replace costly inflexible debt with cheaper flexible debt.

Improving performance

During the past year, the focus of our activities has been on addressing the operational performance of each of our businesses and building a solid foundation for growth. In particular, the businesses have been challenged to:

- convert a greater proportion of their operating profits into cash;
- achieve return on sales at least in line with their peer group; and
- invest in the capabilities required to grow market share.

Each business has clear, detailed plans in place and progress is reviewed on a monthly basis with their management teams.

On cash, the critical litmus test of our improving operational capabilities is demonstrated by our cash performance. We reached an important milestone of free cash inflow of £38 million before legacy items, mainly due to good working capital management compared with an outflow of £40 million last year. This was a good performance showing a clear linkage between profits and cash but we still need to reduce further the self generated quarter on quarter volatility that has been a feature of Invensys.

On return on sales, we improved our performance overall but not for the retained businesses. We have already addressed overheads by reducing the sales, general and administration costs of the continuing operations by £18 million during the year and we are now focussing upon improving gross margin, especially through the use of low cost country sourcing.



On capabilities, we are building up our portfolio of new products and services across the Group and recruiting and training the talent we need to lead our businesses going forward.

Looking at the individual businesses

Controls, which was formed in October 2004 by the merger of the former Appliance and Climate Controls businesses, has had a difficult year. These operations had been up for sale ahead of the refinancing in March last year but we decided to retain them given the potential that they have. However, in the short term we have had to deal with several operational issues, of which the recall of a substantial number of gas valves was a symptom. Its financial performance was affected in the year but we expect that the considerable efforts of the management team to resolve these issues will show through in the coming year. The merger is already showing some of the cost benefits which we planned and we should see more as the current year progresses.

Process Systems has made good progress in restoring its position as a leader in the global market for process automation. The investment in its technology portfolio is leading to significant improvements in sales to its larger accounts. Its challenge now is to extend this improvement to the rest of its customer base and we have reorganised our selling capabilities to facilitate this ambition. Its major performance improvement programme is coming to an end and we believe that the business is building up a momentum that will lead to a much improved financial performance.

Rail Systems is an excellent business that is coping well with changes in its markets. The UK business is adapting to the new pattern of business with Network Rail. We believe that we can achieve a good balance between this customer's requirement for cost and financial risk reduction and our requirement for an adequate financial return through improvement to project management procedures. Although the resultant slowdown in orders as these new procedures are put in place is placing a short-term strain on the business, elsewhere it is making good advances in growing its international business with particular success in Iberia and China.

APV is undergoing the most radical of the reorganisations across the Group. Every aspect of its structure and operations has been affected and we are pleased with the progress that has been made to date. There is more to be done before it becomes a consistent performer but its recent results are encouraging.

Eurotherm is a solid business which must now aim to take advantage of the opportunities available to it to grow its sales, particularly in the Far East.

Disposals

During the year, we sold several businesses for a gross consideration of £414 million, including Powerware, Hansen and Marcam. The sales of Lambda and Baker are progressing and we expect completion on both transactions during calendar 2005.

Looking ahead

On 22 July, the change in Chief Executive will take place. We have enjoyed working together and have ensured that the passing of the management baton is as smooth as possible.

Invensys has come a long way in the past year and we believe that the outlook is brighter now than it has been since the merger that created it in 1999. Each of our businesses knows what is required of it and has clear operational plans in place. We are carefully and prudently managing our legacy issues to a conclusion. We have for the first time in many years produced positive free cash flow before legacy payments.

The goal for the current year has to be about continuing to improve performance of our businesses and deliver the necessary earnings and cash that will deliver value to shareholders.

Rick Haythornthwaite
Chief Executive

Ulf Henriksson
Chief Operating Officer

Left **Rick Haythornthwaite**
Chief Executive
Right **Ulf Henriksson**
Chief Operating Officer

Financial review

Accounting policies

The 2005 accounts of the Group have been prepared in accordance with all applicable accounting standards in the UK and on a consistent basis to the prior year. No new accounting standards have been adopted in the year.

Results overview

The trading results of the continuing businesses are discussed in more detail within the relevant sections that follow. Corporate costs significantly reduced from £66 million to £46 million in line with plans for the year. Discontinued operations, which principally comprise Powerware, Hansen and Marcam, reported sales of £120 million (2004: £891 million) and operating losses of £3 million (2004: operating profits of £35 million).

Earnings

The Group has recorded a loss for the year of £473 million compared with a loss of £328 million last year, mostly due to an increase in corporate exceptional charges. Basic loss per share was 8.3p (2004: loss 9.0p). Earnings per share before exceptional items, goodwill amortisation and goodwill impairment were 0.1p (2004: 1.2p).

Goodwill impairment and goodwill amortisation

In accordance with FRS 11, Impairment of Fixed Assets and Goodwill, goodwill capitalised on the balance sheet has been reviewed for impairment. This review has led to a charge of £27 million (2004: £25 million), relating to the Meterpoint business within IMServ.

The annual charge for goodwill amortisation fell from £53 million in 2004 to £28 million following business disposals and the goodwill impairment.

Operating exceptional items

Operating exceptional items in the year totalled £168 million (2004: £236 million). Restructuring costs of £58 million (2004: £76 million) principally relate to employee severance and represented 2% of sales (2004: 2%). Transition costs of £17 million (2004: £98 million) incurred in reshaping the Group comprise £12 million of personnel costs and £5 million of costs for professional fees and IT-related costs, with all costs remaining within earlier estimates. Fixed asset impairments of £63 million (2004: £48 million) relate predominantly to the Controls business. In addition, £30 million of product recall costs have been provided in respect of two ranges of valve products within the Controls business. This was announced in the October trading update. The 2004 comparative also includes £14 million of costs in connection with the refinancing.

Corporate exceptional items

The corporate exceptional charge for the year was £301 million (2004: £136 million), resulting from the sale of fixed assets and sale of businesses. The largest component of this is £298 million on the loss on sale of businesses, comprising a profit on net assets of £162 million, settlement and curtailment credits under FRS 17 of £8 million and a write-off of associated goodwill of £468 million. Of this goodwill, £333 million had previously been eliminated against reserves on acquisition.

Net interest expense and taxation

Interest for the year was £136 million (2004: £112 million). The rise in the interest charge compared to the prior year reflects the increased cost of borrowing under facilities agreed as part of the refinancing agreement established in March 2004.

The tax credit for the year was £16 million (2004: credit of £35 million) which comprises a charge for taxation on ordinary activities of £25 million (2004: £41 million) and a prior year net tax credit of £41 million relating to settlements reached with the tax authorities in a number of territories (2004: credit of £65 million). The prior year also included a £12 million deferred tax credit in respect of prior years and a £1 million charge relating to corporate exceptional items.

Cash flow

The year produced a total free cash outflow of £143 million (2004: outflow of £482 million). This comprised an operating free cash inflow of £38 million and payments totalling £181 million in respect of legacy liabilities. Net capital expenditure reduced to £58 million (2004: £115 million) mostly following the disposal of Hansen where there was a significant investment in a factory in the prior year. The legacy payments included £83 million of pension payments, £24 million of transition costs, £34 million of litigation and environmental settlements and £40 million of legacy tax settlements.

Net disposal proceeds for the year were £381 million. This included proceeds from the sale of Powerware (£307 million), Hansen (£91 million) and Marcam (£11 million), offset by cash costs of disposal.

Funding

The Group continues to enjoy the financing and bank facilities arranged in March 2004. The bank facilities now comprise a term loan of £363 million, a revolving credit facility of £197 million and a partially revolving bonding facility of £389 million, allowing the issue of bank guarantees, letters of credit, or the finance or refinancing of cash collateral. Undrawn facilities total £348 million across both of the revolving facilities.

During the year two tenders were held for outstanding Notes maturing in January 2007. In July 2004, Notes amounting to US$153 million (£84 million) were redeemed and in February 2005, Notes amounting to US$96 million (£50 million) were redeemed. An amount of £1 million now remains outstanding for maturity in January 2007.

In addition, a tender was made for the outstanding Notes maturing in April 2005. Notes amounting to €6 million (£4 million) were redeemed in February 2005 and paid for from cash set aside at the time of the refinancing.



Adrian Hennah
Chief Financial Officer

A further issue of Notes maturing in March 2011, under similar terms to the existing Notes, in the amount of €65 million (£45 million) was made in January 2005 to partially finance the tenders described above.

The effect of these activities is that no further material financing falls due for repayment before March 2009 and the facilities provide the Group with adequate headroom for cash advances and bonding over the life of the facilities.

A feature of the credit facilities is that funding for legacy liabilities such as transition costs, litigation costs and pension contributions was made at the outset of the refinancing and is invested, pending disbursement, in an escrow account. At March 2005 this amount stood at £309 million.

Uncommitted funding methods are restricted to a very few local arrangements and to those subsidiaries with significant minority shareholders.

Asset management

Net operating assets in continuing operations reduced by £195 million during the year. The main influences of this were the impairment charges for capitalised goodwill and fixed assets totalling £90 million along with a £51 million improvement in working capital.

Pensions and other legacy liabilities

The Group's pension service cost charge to operating profit for the year was £48 million (2004: £52 million) and other finance charges were £15 million (2004: £23 million). Settlement and curtailment credits were £9 million (2004: £9 million) and contributions of £131 million were made (2004: £183 million). Actuarial assessments of pension assets and liabilities have been updated as at 31 March 2005, resulting in an actuarial loss of £50 million for the year (2004: gain of £169 million). Overall the FRS 17 pension liability of £574 million (2004: £606 million) has reduced by £32 million since 31 March 2004.

In the UK, the Pensions Act 2004 is being brought into force in stages. The Act's requirements in regard to scheme funding are subject to transitional provisions. These are not yet finalised but draft regulations provide that the Act's requirements in regard to funding will take effect from the first triennial valuation due after 23 September 2005. In the case of the main UK pension scheme, we expect that this will take place based on data as at 1 April 2006. Under the Act's requirements, Invensys will be required to agree contributions to the scheme with the Trustee, including contributions to make good any deficit in the scheme.

We understand that the Trustee is looking to achieve an increase in diversity in the investment portfolio. The trust deed currently contains certain restrictions which impact on diversification. Clarification regarding the status of these constraints may well require the Company and the Trustee to make an application to the Court. We do not, given current circumstances, expect any change in the deed to have a material impact on scheme funding.

Other legacy liabilities reduced by £136 million during the year. This included £24 million of planned spend against transition costs and a tax credit of £29 million in respect of legacy tax liabilities.

Treasury policy

The Group's treasury policy seeks to ensure that:

- adequate financial resources are available for the development of the Group's businesses, ensuring also long-term security in support of our products for the benefit of customers. This includes the provision of funding for capital expenditure, working capital and the bonding requirements of our contract businesses; and
- financial risk of currency, interest rate and counterparty exposure is minimised as far as possible, as set out in the following sections, and that no speculative transactions are undertaken.

Group Treasury operates as a service centre from locations in the UK and the US within clearly defined guidelines.

Policy in respect of the major areas of treasury management is set out in the following section.

Interest rate risk
The Group's policy is to set the proportion of fixed and floating rate debt taking into account factors such as the interest rate, the business cycle and the Group's level of financial leverage. The Group has undertaken to ensure various ratios of fixed rate debt to total debt in the period up to March 2007 in respect of US dollars and euros.

The Group uses fixed rate borrowings, interest rate swaps, forward rate agreements and currency swaps to manage its interest rate exposure.

As at 31 March 2005, £916 million was in fixed rate form, representing 116% of net debt and 64% of gross debt (2004: £994 million, representing 100% of net debt and 64% of gross debt).

Currency risk
Translation exposure In common with other companies operating with many international subsidiaries, a currency risk arises on the translation of the results of foreign subsidiaries into sterling. This risk is not hedged.

Similarly a currency risk arises on the translation of the balance sheets of foreign subsidiaries into sterling. Any such gains or losses resulting from this translation are recorded in reserves where they are matched with the gains and losses on liabilities in those currencies to hedge this risk. The Group targets several ratios in the management of this risk, including liabilities to net assets and earnings.

Transaction exposure Currency transaction exposure arises where actual sales and purchases are made by the Group's businesses in a currency other than their own functional currency. The incidence of this risk varies across the different businesses of the Group although the majority of sales and purchases will usually be in the local markets and in functional currency. Where this is not the case, the Group's businesses are required to hedge 100% of their known exposures.

Policy also requires businesses to assess their forecast exposure and hedge an agreed percentage of non-functional currency cash flow and also to take action to protect any exposure where a bid is made which involves cash flows in non-functional currencies.

The Group uses forward currency contracts and currency options to manage transaction exposure.

Counterparty risk
The Group monitors the identity of the counterparties with whom it deposits cash and transacts other financial instruments so as to control exposure to any territory or institution.

Deposits
Surplus funds are placed for short periods with highly-rated institutions in investments that are readily realisable.

Funds placed in escrow arrangements are invested in US dollars, euros or sterling in highly-rated money market funds pending their requirement to meet legacy liabilities.

Derivatives
Derivatives are used to manage the risks described above and further detail is provided in note 27 to the accounts.

Implementation of International Financial Reporting Standards
The Group will adopt International Financial Reporting Standards (IFRS), also known as International Accounting Standards, in the next fiscal year, as required under European legislation. The transition date for adoption of IFRS is 1 April 2004, determined in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. Key changes in accounting under IFRS for the Group compared to accounting under UK GAAP as currently applied by the Group are detailed in the Transition to International Financial Reporting Standards part of this Annual report.



Adrian Hennah
Chief Financial Officer

inside **Controls**

providing electronic controllers for the worldwide vehicle refrigeration market





At the heart of Thermo King's products is our Vehicle Power Refrigeration System (VPRS).

The VPRS includes a base-board that regulates both the intelligence and the power control system to manage the refrigerated loads. This combined with an in-cab keyboard interface represents a real innovation for the mobile refrigeration market.



Thermo King, part of the Ingersoll-Rand group, is the world leader in providing climate control solutions for global transportation industries.

As a result of a long-term relationship with Eliwell, part of Invensys Controls, Thermo King contracted Invensys to develop a new electronic controller microprocessor for the automotive market: the Vehicle Power Refrigeration System.

It took more than one year to analyse and implement the system, but now Invensys Controls provides 15,000 complete systems a year to equip and control refrigeration systems on board Thermo King small trucks and lorries.

The VPRS forms part of Thermo King's strategy of standardising as many components as possible across their product ranges.

Thanks to new flash technology, an add-on expansion board and standard automotive connectivity protocol, the can-BUS, the VPRS is fully scalable and flexible for the future.

The long-term relationship between Eliwell and Thermo King started in 1999 when Eliwell began manufacturing electronic equipment for Thermo King's internal production. Now Invensys Controls serves seven different Thermo King plants around the world and is their sole supplier for the VPRS product range.

Controls

As a result of the merger, we have reduced our overheads and are now focussing on sales efficiency, supply chain and factory efficiency.

	2005	2004
Sales (£m)	**921**	1,023
Operating profit (£m)	**89**	127
Operating margin (%)	**9.7**	12.4


John Dearden
President, Controls


a
b
c
d
e
f

Sales by sector

- a Appliance 40%
- b Residential property 19%
- c General industries 12%
- d Discrete manufacturing 12%
- e Commercial property 16%
- f Other 1%


a
b
c
d
e

Sales by geography

- a UK 10%
- b Europe 28%
- c North America 51%
- d South America 4%
- e Asia Pacific 7%

Controls was formed on 1 October 2004 with the merger of the former Appliance and Climate Controls businesses, recognising the considerable overlap of brands, customers and manufacturing facilities. Whilst the process of merger integration has progressed well with some 300 indirect and overhead positions eliminated, it has been accompanied by some significant operational issues in North America that have affected its performance during the second half of the year.

In particular, poorly executed manufacturing process changes arose at certain manufacturing plants, particularly the large facility in Mexicali. A symptom of these changes was the recall of a large number of gas valves, for which we have made a provision of £30 million to cover the cost. Additional strain on these manufacturing plants arose as they were required to increase output significantly to supply products for both the recall and existing customers. This created additional costs, supply chain problems and an order backlog with several customers. These issues have received urgent management attention and the actions taken have now largely diffused the immediate issues. Production levels are now adequate to meet the recall and the order backlog has been reduced. Our operational attention is now on completing the integration of the two businesses and obtaining the merger benefits identified at the start of the process.

Alongside the merger, Controls is investing in its technology roadmap intended to maintain its position as a technological leader in the supply of components and, increasingly, systems to its global customer base. It is also building relationships with a broader range of original equipment manufacturers, especially in Asia, recognising the changing competitive environment particularly in the white goods sector.

Orders for the year closed at £900 million, down 5% at CER mainly due to the weakness in North America including the exit from North American contracting businesses.

Sales for the year of £921 million (2004: £1,023 million) were 5% lower at CER compared to last year. The fall in sales was due to the exit of North American contracting businesses, the loss of specific contracts and global price reductions for reversing valves.

Operating profit for the year fell 26% at CER to £89 million, with an operating margin of 9.7%, mainly due to a reduction in sales volume, operational performance issues at the Mexicali plant and higher insurance costs.

Process Systems
Orders from our seven key global accounts increased by 54% in the last quarter of the year and by 39% for the year as a whole.

	2005	2004
Sales (£m)	**709**	746
Operating profit (£m)	**47**	35
Operating margin (%)	**6.6**	4.7

Michael Caliel
President, Process Systems





a
b
c
d
e
f

Sales by sector

a Oil & gas upstream 35%
b Oil & gas downstream 4%
c Utilities & power 19%
d Petrochemicals 9%
e General industries 24%
f Other 9%



a
b
c
d
e
f

Sales by geography

a UK 12%
b Europe 23%
c North America 44%
d South America 4%
e Asia Pacific 13%
f Africa & Middle East 4%

Process Systems is reaching the end of its 70-week performance improvement programme that, together with a three-year investment programme, has addressed all aspects of its business but in particular the strengthening of its leadership team, the reorganisation of the way it interfaces with its major customers, the enhancement of its technology portfolio and the reduction in the complexity of its overhead structure. These actions have restored its position as a leader in the global market for process automation.

This success in updating its technology is demonstrated by the significant increases in orders from its seven key global accounts, up by 54% in the fourth quarter of the year and by 39% for the year as a whole. This endorsement of our technology by these major customers, which currently account for 16% of its orders, provides confidence that Process Systems has the capability to grow its overall market share and achieve an operating performance at least in line with its peer group.

Excluding IMServ, orders for the year were up 5% at CER, primarily driven by strong order intake in Asia Pacific, Latin America, the solutions business and the measurement and instrumentation business, only partially offset by declines in North America and EMEA. Major orders included several large power projects in China as well as orders from Formosa Petrochemical Corporation, Exxon Mobil, Tesoro Petroleum and Reliance.

Sales, excluding IMServ, for the year were up 4% at CER. The increase was mainly due to higher sales in EMEA, Asia Pacific and Latin America as well as an improvement in the solutions business, which offset declines in North America.

Sales at IMServ were down 26% at CER compared to last year, primarily reflecting the disposal of the FieldTech operations during the prior year.

Operating profit at £47 million, up 49% at CER, improved considerably and resulted in an operating margin of 6.6%, compared to a margin of 4.7% last year. Much of the improvement came from higher product sales across all regions and an improvement in the sales mix with continued strength in the solutions business, Asia Pacific and Latin America. The 70-week performance improvement programme continued to deliver, with the costs of the programme now starting to fall from the fourth quarter onwards and are expected to end by the second quarter of next year; external consulting costs amounted to £10 million for the year.

Invensys is a world leader in automation technology for the LNG industry.

When the Ras Laffan Liquefied Natural Gas Company II (RasGas-II) in Qatar needed automation services for its LNG Train 5 Production and Utilities units, Invensys was the natural choice.

Invensys had previously successfully implemented the process control systems, safety systems, and many additional systems for Ras Laffan LNG Trains 1 and 2, and had also been awarded the Expansion Project for LNG Train 3, Train 4, and associated projects.

Ras Laffan Liquefied Natural Gas Company Limited was established in 1993 to produce LNG and related products from a designated area within the North Field of Qatar, the largest offshore non-associated natural gas field in the world.

Invensys' Foxboro and Triconex systems are helping to ensure efficient and safe operations at this, one of the world's largest LNG liquefaction facilities; enabling the Ras Laffan LNG complex to achieve a total capacity of over 20 million tons per annum by 2007.

The Invensys LNG Business and Technology Centre leverages a network of satellite centres located in Singapore, Houston, Montreal, and elsewhere. These centres focus on developing, deploying, and supporting business and technology solutions for liquefaction, marine, and regasification. Additional resources are drawn as needed from Invensys' other sales, support, and technical centres around the world, thus enabling Invensys to deliver consistently high-quality solutions and responsive support to LNG customers anywhere in the world.





Gas turbines power the compressors for the refrigeration cycles in LNG trains.

The compressor raises the pressure of the refrigerant gas (usually propane, a propane/butane mix or nitrogen), then it is cooled and allowed to flash into the cryogenic exchanger – the flashing takes heat away from the product gas, cooling it until it liquefies at -160 degrees.

The latest US$8 million automation contract at Ras Laffan includes Foxboro-brand I/A Series process control systems, Triconex TMR Safety Instrumented Systems and Fire and Gas Protection Systems, plus associated project engineering services.

inside **Process Systems**

ensuring the safe and efficient operation of LNG plants anywhere in the world

inside **Rail Systems**
user-friendly control systems for mainline and metro railways



At the heart of the system are the cab mounted Processor Modules.

TBS100 is a highly flexible system of train control providing Automatic Train Protection (ATP) and Automatic Train Operation (ATO) for both new and existing mainline and metro railways.



Expanding our technology investment in China

With the Beijing Olympics just around the corner, and the Shanghai world EXPO in 2010, the Chinese government is investing heavily in its mainline and metro expansion programme.

Such an ambitious project, currently the biggest of its type in the world, requires the best in terms of signalling and control suppliers.

Meeting this requirement, Invensys Rail Systems' TBS100 Automatic Train Control System leads the way in technical evolution yet is designed for flexibility and long-term implementation.

The TBS100 system allows onboard or remote instruments to determine the train's correct travelling speed based on a variety of parameters, providing passengers with a reliable, smooth and, most importantly, safe journey.

TBS100 has been fitted on Beijing Urban Line 13 and the Tianjin Metro Company has chosen TBS100 for higher capacity on Line 1.

Suppliers must also meet Government localisation requirements and very short timescales set by major and prestigious world events. Working successfully in China for nearly 15 years, Invensys Rail Systems has developed strong Chinese-partner relationships, transferring its technology and proving that we will deliver on time.

Invensys is committed to major investment and growth in China in the coming years. The success of the Rail business in China to date has provided the basis for substantial new investment with challenging targets for profitable growth in the next five years.

Supported by Invensys Rail Systems' proven track record in China, we have the resources necessary to supply China with new technology solutions for today, tomorrow and the long-term future of the Chinese Railway.

Rail Systems

We are changing our procedures, particularly in project management, to better meet our customers' requirements and our performance goals.

	2005	2004
Sales (£m)	**412**	442
Operating profit (£m)	**56**	62
Operating margin (%)	**13.6**	14.0


Nigel Smith
President, Rail Systems


d
c
a
b

Sales by geography

a UK 39%
b Europe 25%
c North America 30%
d Asia Pacific 6%

In the UK, the pattern of business with Network Rail has changed as they seek to reduce costs and transfer more of the financial risks to suppliers. We are changing our procedures, particularly in project management, to enable us to meet both their requirements and our performance goals. As a consequence of the rigorous procedures now in place, the flow of orders from Network Rail has slowed. So far we have been able to manage our cost base to deal with this reduced level of activity and anticipate that the flow of orders will improve as the year progresses. In the event that this does not happen, we will be looking to make further savings in our cost base to maintain the business' financial performance.

Our other major operation in the UK is the upgrade and renewal of signalling and train control systems for the Metronet consortium that is responsible for London Underground's infrastructure renewal on the Bakerloo, Victoria and Central lines, together with the subsurface Metropolitan, Circle and District lines.

In the USA, the delayed Transportation Bill is now expected to be signed into law later this year. The Bill confirms federal funding for highways, railroad and other transportation investment and provides the major source of funds for railroad/highway crossings, which is our major product offering in this market and we anticipate that we will see increased activity once the Bill is enacted. In Iberia, we are participating in several of the new high speed line projects in Spain, incorporating the latest European Rail Traffic Management System technology. Elsewhere our long-standing presence in China continues with projects underway on the Beijing and Tianjin subway systems.

Orders for the year (excluding the effect of the PPP contracts for the upgrade of the London Underground which amounted to £917 million in 2003/04 and £21 million in 2004/05) increased by 6% at CER. The order delays in the UK were more than offset by strong growth in Spain where, for example, we were part of the winning consortium for the High Speed Line from Cordoba to Malaga.

Rail Systems' sales at £412 million were down 4% at CER compared to the last financial year. This was mainly due to the early termination of a large North American logistics contract and lower sales in the UK. This was somewhat offset by stronger sales in Spain.

Operating profit was £56 million, a decrease of 7% at CER compared to last year, while the operating margin fell 0.4% to 13.6%. An improved sales mix, a number of favourable contract completions and an effective control of overheads were offset by higher insurance costs.

APV

The success of our 50-week performance improvement programme is beginning to be reflected in our performance.

	2005	2004
Sales (£m)	**360**	387
Operating profit (£m)	**6**	18
Operating margin (%)	**1.7**	4.7


Haluk Durudogan
President, APV


d e
c
b
a

Sales by sector

- a Food & beverage 62%
- b Dairy 12%
- c General industries 19%
- d Pharmaceuticals 3%
- e Other 4%


f a
e
b
d
c

Sales by geography

- a UK 3%
- b Europe 46%
- c North America 17%
- d South America 4%
- e Asia Pacific 23%
- f Africa & Middle East 7%

APV is undergoing a substantial 50-week performance improvement programme and the success of this approach is now beginning to be reflected in its performance. The management structure has been flattened with the elimination of several tiers of executives and its former country based managers. New project tendering procedures are in place to minimise the risks associated with longer term contracts and the sales force has been reorganised to increase sales of aftermarket products into APV's large global installed base. The depth of the restructuring being undertaken is significant but the business is dealing with this well with the continued support of its customers.

Orders for the year were flat at CER; this was mainly due to turning away from some higher risk project orders, which offset growth in Asia Pacific, Latin America and strength in the heat transfer business.

Sales at £360 million were 4% lower at CER, primarily due to lower project sales in EMEA as a result of a slow-down in capital spending in this consolidating market. However, the aftermarket business in EMEA has shown good growth over the last 12 months and strength in industrial markets has driven strong growth in the heat exchangers business. Asia Pacific is also growing with continued investment in local APV teams.

Operating profit at £6 million fell considerably (2004: £18 million) compared to the prior year. The fall was mainly due to lower project volume and lower margins in EMEA. In addition, the current year includes a £4 million adverse adjustment relating to prior years. However, the 50-week performance improvement programme has started to deliver and led to a marked improvement in performance in the second half of the year by reducing overheads and continuing to increase the focus on aftermarket sales across all regions.

Helping the amber nectar flow

Carlton and United Beverages (CUB), part of the Foster's Group, the premium global multi-beverage company, has made substantial gains by increasing the level of automation at its largest facility in Melbourne, Australia.

APV played a major part in the transformation, integrating APV's latest valve technology with innovative process design concepts to achieve the project requirements.

Transforming the heart of CUB's flagship brewery in Melbourne from a mainly manual operation to an automated one, whilst keeping the amber nectar flowing, was a demanding task. APV, working closely with CUB in both the design and implementation phases, ensured that this was completed with minimum disruption.

The outcome is a plant with increased productivity, lower losses, improved quality and reduced running costs.

After the completion of the Melbourne plant APV worked closely with Foster's to help it double the capacity of its plant south of Brisbane. The new plant, with state-of-the-art brewing and processing facilities, will supply the full range of CUB's products to the Eastern seaboard of Australia.

This plant also saw the value in using valves with an intelligent interface, which reduce installation costs and considerably shortened the time for commissioning.



Valves with an intelligent interface

APV's double seat valve manifolds are used to direct the flow of drink or food products around process plants where the requirement is for an absolutely hygienic environment.

The valves give continuous feedback on their status including information on number of operations, time of operation and maintenance requirements.



inside **APV**

transforming the performance of food, beverage and dairy plants around the world

The Port of Dover is the largest international ferry port and one of the busiest roll on/roll off ports in the world.

At its 330 hectare Eastern and Western Dock sites, the Port of Dover must monitor its 1,000 taps and shower fittings, as well as hot water storage tanks, for potentially lethal Legionella bacteria to meet strict legal obligations.

This has been done with the implementation of Eurotherm's sophisticated large scale monitoring and data storage system. The electronic system, based on a number of Eurotherm 5000B data recorders, monitors water temperatures. While 'real-time' temperature values can be monitored on line, the collected data can be stored in a tamper proof format for up to six years, far exceeding the requirements of current UK and international health and safety guidelines.

In handling around 15 million passengers and five million vehicles annually, engineering staff at Dover realised some years ago that to meet legal health and safety obligations would require a significant investment in monitoring and control technology.

Apart from challenges of scale, the overall distance across both Eastern and Western parts of the docks exceeds 2km, there are around 150 separate small scale water heating and storage systems on the site, which have been installed over time in passenger facilities, customs and police offices, port operation areas and other buildings. The challenge was to engineer an easily managed localised monitoring solution with central monitoring, secure data transfer and verifiable long term archiving of data.

Colin Dobson, Building Manager for the Port of Dover, believes that this type of remote monitoring system will become an 'industry standard' for Legionella protection in the future.





Sensing points throughout a system provide data to the Eurotherm 5000B recorders and controllers.

Temperature values are continuously monitored in 'real time'.

inside **Eurotherm**
flexible, secure acquisition of data across extended systems

Eurotherm
We are working on addressing an imbalance in our supply chain by increasingly concentrating on Asia Pacific.

	2005	2004
Sales (£m)	**122**	122
Operating profit (£m)	**17**	17
Operating margin (%)	**13.9**	13.9


Peter Tompkins
President, Eurotherm


b
c
d
a

Sales by sector

a General industries 90%
b Pharmaceuticals 3%
c Utilities & power 3%
d Other 4%


e
f
a
d
c
b

Sales by geography

a UK 15%
b Europe 43%
c North America 20%
d South America 1%
e Asia Pacific 20%
f Africa & Middle East 1%

Eurotherm has been a steady performer in recent years with good operating margins and cash generation and we intend to use this platform to grow sales, particularly in the fast growing economies of Asia. The business is also addressing an imbalance in its supply chain which has created transaction exchange exposures with manufacturing currently concentrated in western economies.

Orders for the year increased by 5% at CER driven by growth in Asia Pacific, North America and systems orders in EMEA.

Sales for the year at £122 million were 4% higher at CER compared with last year, driven by the same factors underpinning orders.

Operating profit was stable at £17 million with an operating margin of 13.9%. The margin improved through pricing initiatives and better supply chain management, despite adverse transactional currency impacts due to increased sales volume in Asia Pacific and North America.

Eurotherm currently distributes around £15 million of product manufactured by its former electric motor Drives business which was sold in 2002. This agreement is now subject to renegotiation. In the event that this arrangement ceases, we aim to minimise the impact on operating performance due to the loss of revenue.

Businesses for sale

Businesses for sale relate to Lambda and Baker.

For the year as a whole, sales of these businesses rose at CER and operating profit was significantly higher, driven by the benefits from restructuring activities. Although there remains some volatility in earnings on a quarter on quarter basis, overall there has been a substantial improvement in performance.

As reported in August this year, the sales processes for both businesses are underway and it is anticipated that both will be completed during this calendar year.

Corporate responsibility

Invensys is strongly committed to its corporate responsibilities in relation to the communities within which it operates and to the environmental consequences of its activities.

We believe our prospects of successfully achieving our business goals and a fair return to our investors are increased by fulfilment of our corporate responsibilities at large.

Our guiding principles were formulated in 2002 in the Invensys Intent which set out the foundations of our Group's approach to sustainability and the environment, health and safety in our workplaces, diversity and equality of opportunity, the recognition of human rights and our programmes of community involvement and corporate giving.

Our intention was that we would, following consultation and involvement with our staff in many countries, enshrine those principles over time in our everyday activities and conduct of business. We have, for example, recently developed our new worldwide Invensys Code of Conduct that is in the course of being introduced to our employees in nine languages and over 50 countries together with training programmes tailored to employee needs.

In the last year we have given particular priority to improving the health and safety of our employees. We have also appointed a new Vice President of Risk Management, Insurance and Corporate Responsibility who is responsible for working with each business group to address corporate responsibility issues and reporting on overall performance.

Environment, health and safety (EHS)

Policy and organisation

In July 2004 our EHS policy was updated and opens as follows "Environment, health and safety are intrinsic to our operations and our value propositions. Our goal is that we will not harm people or the environment. Additionally, we are committed to the goals of maintaining compliance with the law at all times and being good neighbours within the communities in which we conduct business. We aspire to leadership in these areas by adopting internally the good practices we support within our customers, thus contributing to long-term sustainable growth." A full version of the EHS policy is available on our website (www.invensys.com).

The Board is responsible for the overall environmental, health and safety policy and procedures, and holds the Chief Operating Officer accountable for its implementation. Each business is responsible for providing the necessary resources and implementing programmes to ensure compliance with EHS policy and procedures and for driving improvements in EHS performance. Each employee is accountable for their own health and safety and that of others who may be affected by their actions whilst at work.

Leadership in EHS comes from the highest levels within the Group. Environmental, health and safety issues and performance are reviewed at all Board meetings, monthly business group operational meetings and at the Risk Committee which meets four times a year. To further our commitment to the highest standards of ethical behaviour, our senior managers are required to report annually on EHS compliance within their businesses and the progress made in training and communicating these expectations to employees.

Health and safety

Invensys is committed to achieving excellence in health and safety performance. Our goal is simple – no harm to people. Invensys policy is to provide a safe and healthy working environment at all sites, which includes adequate measures to prevent accidents and ill health by minimising potential hazards in the workplace. We regret having to report a single fatality in 2004/05. A worker in our Mexicali, Mexico facility fell from a lift while performing an assigned task. This death is deeply regrettable, and we continue to review our health and safety procedures.

We have, however, improved our systems for monitoring frequency rates for Lost Workday Cases and Total Recordable Cases, and are encouraged by signs of reductions. For 2005/06, we have set frequency rate targets for both Lost Workday Cases and Total Recordable Cases of 0.6 and 1.8 cases per 100 employees per annum, respectively.

During the past year, no reports have been received of any fines or other action from breaches of health and safety regulations. In the US, a single Occupational Safety and Health Administration (OSHA) citation and penalty was issued for non-compliance with the reporting requirement. This citation resulted in a charge of US$2,250 (£1,160). All defects have been rectified.

Environment

During the year, we continued to work to minimise any detrimental impact from our operations on the environment and put in place an online reporting system for tracking environmental violations and citations. We are pleased to announce that no major environmental violations or citations were reported this year. Three minor environmental releases were reported, all of which involved an exceedance of a wastewater discharge permit limit. Corrective actions have been taken and no further citations were received. One minor noise violation was reported in China that resulted in a fine of RMB 70,000 (£4,500). Corrective actions will be completed by July 2005.

In March and April 2005, 63 major manufacturing operations reported environmental and social performance data for calendar 2004. This data is currently being verified by external auditors and will be published on the Invensys website when available. This data will be used to set objectives and targets for energy/water usage and waste reduction across the Group. We will also use this data to benchmark our Group environmental performance by participating in the annual Business in the Environment (BiE) Index of Corporate Environmental Engagement later this year.

We have also continued to make good progress in implementing environmental management systems. These systems provide benefits such as improving the impact of our activities on the environment, reducing raw material and energy use, and decreasing waste generation. For example, our Bodmin and Plymouth UK facilities received ISO 14001 accreditation in April 2004 and passed the first audit in March 2005 with no non-conformities. We continue to explore opportunities to expand our environmental management systems.

At Invensys, sustainable development lies at the core of many of our businesses. We seek to help our customers improve the reliability, consistency and efficiency of both their businesses and products. Within the Controls business, we provide highly engineered control solutions for major manufacturers of appliances such as ovens, washing machines and refrigerators that increase operating efficiency and reduce energy consumption. Within Process Systems, we work with customers to improve the efficiencies of their operations while at the same time reducing harmful greenhouse gas emissions. For example, we engineer control and software systems that help major public utilities optimise their operations and reduce nitrogen oxides (NO_x) and sulphur dioxide (SO_2) emissions.

Employees

Our people define our business, and this is no more evident than during periods of change and challenge. We continue to work to build global teams with the skills to deliver our business growth. To this end we offer competitive remuneration to ensure we attract the best and remain committed to assisting employees achieve personal advancement. Individual training is offered by the business groups tailored to specific needs, whether via the Invensys University, external or internal courses.

Community relations

We recognise our responsibilities to the communities in which we operate. We encourage our business units and employees to support the development and wellbeing of their local communities through a variety of activities. Following last year's terrible earthquake and resulting tsunami in the Indian Ocean, many of our businesses put in systems to match any pledges made by our employees. We recognise, however, that at a time when the Company is not paying dividends to shareholders, sensitivity is required in relation to the area of corporate giving and we have accordingly moderated the amount of donations made by the Group.

Board of directors

Martin Jay
Chairman
Appointed non-executive director of Invensys plc in January 2003 and Chairman in July 2003. Chairman of VT Group, having served as Chief Executive for 13 years. Previously held a range of leadership positions at GEC and was a member of the GEC Management Board. Chairman of the Tall Ships Youth Trust. (aged 65)
Chairman of Nominating Committee.

Richard Haythornthwaite
Chief Executive
Joined the Invensys plc Board in July 2001 and was appointed Chief Executive in October 2001. Non-executive director of Imperial Chemical Industries PLC. Formerly Chief Executive Officer of Blue Circle Industries plc (until the company was acquired by Lafarge SA) and non-executive director of Cookson Group plc and Lafarge SA. Also held senior positions with BP and Premier Oil. He will step down as Chief Executive on 22 July 2005. (aged 48)

Ulf Henriksson
Chief Operating Officer
Joined Invensys plc as Chief Operating Officer in May 2004 and appointed to the Board in July 2004. Formerly Operating Vice President of the Hydraulics Division at Eaton Corporation. Prior to joining Eaton Corporation in 2003, he held a number of senior positions, up to President of Automated Controls Systems and Services at Honeywell International/ Allied Signal Inc. He will become Chief Executive on 22 July 2005. (aged 42)

Adrian Hennah
Chief Financial Officer
Joined Invensys plc and appointed to the Board in October 2002, and became Chief Financial Officer on 1 January 2003. Non-executive director of The Gray Laboratory Cancer Research Trust. Formerly held a number of senior positions with GlaxoSmithKline Plc, including Chief Financial Officer for Glaxo Wellcome Inc USA. (aged 47)

Larry Farmer
Non-executive director
Appointed non-executive director of Invensys plc in March 2002. Non-executive director of Energysys Limited (formerly Digital Steps Energy Limited) and Digital Steps Limited. Formerly Chief Executive of Halliburton Brown & Root Limited. Mr Farmer's re-election as a non-executive director will be proposed to shareholders at the Annual General Meeting. (aged 65)
Member of Audit Committee and Remuneration Committee.

Bay Green
Non-executive director
Appointed non-executive director of Invensys plc in January 2005. Fellow of the Institute of Chartered Accountants and member of the Securities Institute, and currently a Vice Chairman of Dresdner Kleinwort Wasserstein. Non-executive director of RPC Group plc, Axis-Shield plc, and a trustee of Help the Hospices. Mr Green's election as a non-executive director will be proposed to shareholders at the Annual General Meeting, when he will also become the Senior Independent Director. (aged 61)
Member of Audit Committee and Nominating Committee.

Jean-Claude Guez
Non-executive director
Appointed non-executive director of Invensys plc in January 2003. Non-executive director of Exel plc, Eurostar Group Ltd and Eurostar United Kingdom Ltd. Also, advisory partner with Rocket Ventures LLP, USA. Formerly a Management Consulting partner at Accenture, where he spent his entire career from 1966 to 2003. (aged 61)
Chairman of Remuneration Committee and member of Nominating Committee.

Andrew Macfarlane
Non-executive director
Appointed non-executive director of Invensys plc in March 2003. Group Finance Director of Land Securities Group plc. Formerly Director of Corporate Finance and then Chief Financial Officer (Hotels Division) of Bass plc (subsequently InterContinental Hotels Group plc). (aged 48)
Senior Independent Director.
Chairman of Audit Committee and member of Remuneration Committee.

Corporate governance

Combined Code – Principles and compliance

The Board is committed to the highest standards of corporate governance. Throughout the year under review, Invensys has been in full compliance with the provisions of the new Code on Corporate Governance (2003 issue) ('the new Code') applicable under the Listing Rules of the UK Listing Authority, except in relation to the short period between the retirement of the Senior Independent Director and the appointment of his successor as described below. The following report, together with the Remuneration report, describes in full how the Principles set out in the new Code have been applied.

The Board – Balance and independence

The Board currently has eight members, comprising five non-executive directors, including the Chairman, and three executive directors. There is a clear division of responsibility between the Chairman and the Chief Executive formulated in their terms of appointment and in the delegation of authorities prescribed by the Board, which ensures that there is a balance of power and authority. Biographies of all the directors are presented on page 22. As can be seen, they have a wide range of international business and financial experience relevant to the direction of a company with worldwide operations. All the non-executive directors are regarded as independent and further description of Larry Farmer's position is set out below.

Directors – Role and procedures

Although all the directors have an equal responsibility for the operations of Invensys, the role of the non-executive directors is particularly important in ensuring that the strategy and business proposals of the executive management team are fully discussed and examined to ensure that they meet the long-term interests of shareholders and also take account of issues affecting employees, customers, suppliers and the many communities in which Invensys conducts its business. At least one full day's meeting every year is devoted to the overall strategic planning of the Group. The Board's programme includes meetings of the non-executives without the executives being present. The Board meets at least eight times during the course of a year with additional meetings convened as necessary; in the financial year under review, the Board met on 13 occasions. Individual attendance is set out in the table on page 25. There is a formal schedule of matters reserved for the decision of the Board that includes all major strategic and financial decisions, including the quarterly reporting of results and the formulation of strategic and budget plans; other decision-making is delegated through structured procedures to committees and, for operational matters, to senior management. To enable the Board to perform its duties, all directors have full and timely access to all relevant information and to the services of the Company Secretary. Independent financial and professional advice is available to the directors, collectively and individually, as circumstances require.

Board induction and evaluation

An induction programme appropriate to the individual's experience is established on the appointment of a new director. The continuing development of directors, collectively and individually, is mainly effected through the provision to them by relevant external and internal advisers of in-depth briefings on matters of current significance to the Group, sometimes taking place at additional Board or Committee meetings held for that purpose; examples in the year under review have included in-depth briefings on International Financial Reporting Standards, remuneration best practice and pensions. The Board has a formal review process with discrete components covering the evaluation of the Board's collective performance and the appraisal of the performance of individual directors, including the Chairman. Committee effectiveness is reviewed both by the Board as a whole and by each Committee itself. The evaluation review includes separate meetings of the independent directors (including one led by the Senior Independent Director, who is responsible for the performance evaluation of the Chairman) and a series of structured private interviews. The evaluation process involves assessment by reference to the relevant roles and responsibilities under review, current terms of reference of Committees and best practice. The results of the evaluation provide the basis for continuous improvement in the Board's procedures and the Board's action plans and objectives for the following year. Individual appraisal feedback is provided by the Chairman to each of the directors and by the Senior Independent Director to the Chairman. Expected time commitment is dealt with in the appointment letters of new independent directors and the evaluations of all non-executive directors.

Senior Independent Director

Andrew Macfarlane became the Senior Independent Director on 21 April 2004 in place of Rolf Börjesson who retired on 19 December 2003. During the interim period, the Company and its advisers were engaged in extensive dialogue with leading shareholders related to the refinancing plan announced in February 2004 and completed in March 2004. The Board considers that the principle underlying the Code requirement in relation to the availability of channels of communication was substantially met during the period. It is intended that Bay Green will, following election as a director by shareholders at the forthcoming Annual General Meeting, become the Senior Independent Director and Mr Macfarlane will continue as Chairman of the Audit Committee.

Additional responsibilities of Mr Farmer

During the first quarter of the year, as described in last year's report, Mr Farmer undertook, at the special request of the Board and for a limited period, additional non-executive oversight and advisory responsibilities in relation to a review of the Process Systems business ('PS'). The performance of PS was expected to be significant in achieving the business plan that was integral to the refinancing put to shareholders in early 2004. As part of its due diligence in relation to the refinancing, the Board wished to ensure that it could have full confidence in the budgeting process related to that business, which had previously experienced forecasting and performance difficulties. The Board had initiated a performance improvement programme for the PS business and appointed Mr Farmer as independent non-executive chairman of the committee charged with strategic oversight of this project, with the execution being carried out by PS management. The Board considered it valuable to have a member of the Audit Committee carry out this role and Mr Farmer's own business experience was believed by the Board to be particularly relevant. The Board reviewed his independence both before and after the project and subsequently in the course of the Board's annual evaluation of his performance as an independent non-executive director. The Board determined and has subsequently re-affirmed that Mr Farmer's independence was not affected, having adjudged that his integrity and character are beyond doubt.
He received fees in addition to his basic non-executive fees in respect of the time devoted to these responsibilities, which were set as described on page 30. Although the assignment extended longer than originally contemplated thus increasing the anticipated fees, the Board determined, having regard to the personal circumstances and means of Mr Farmer, that the amount of these additional one-off fees could not be taken to affect the independence of his judgement. Mr Farmer's additional responsibilities were temporary and did not extend beyond the first quarter of the year; the PS project and the refinancing were both successfully completed.

Corporate governance (continued)

The Board Committees

The Board has three standing committees, whose full terms of reference are available on the Group's website or on request from the Company Secretary.

The Nominating Committee is responsible for making recommendations to the Board for the appointment or re-appointment and retirement of directors and monitoring the performance of directors and, in support of the Chairman, advising on evaluation processes and induction and training requirements. It met formally on three occasions during the period and its individual members, in addition to the scheduled meetings, undertook further responsibilities including the interviewing of candidates for appointment to the Board and assisting the Chairman with evaluation processes. Its current members are Martin Jay, who is Chairman of the Committee, and two further independent non-executive directors, Jean-Claude Guez and Mr Green (appointed on 1 January 2005, replacing Simon Robertson who retired on 19 January 2005). During 2004, the Committee was responsible, with external recruitment advisers, for the defining of the Board's requirements for the selection and appointment of the new Chief Operating Officer, Ulf Henriksson, and the selection and appointment of Mr Green as a new independent non-executive director.

The Nominating Committee has also evaluated those directors who are to be proposed for election or re-election at the Annual General Meeting (no individual director participating in any matter relating to himself). All directors are required to retire by rotation no later than the third annual general meeting following their appointment or re-appointment. No director is proposed for election for a further term of three years unless the Nominating Committee has, following evaluation, recommended re-appointment to the Board. In recent years, the Board has implemented a progressive refreshing of its membership and at the present time, none of its members has served more than one term of three years. The recommendations of the Committee on election and re-election of directors are described in the Notice of Annual General Meeting.

The Audit Committee comprises three independent non-executive directors: Mr Macfarlane who is Chairman of the Committee, Mr Farmer and Mr Green, who was appointed on 1 January 2005 and replaced Mr Robertson on the Committee. The Committee meets at least four times a year (and met during the year under review on eight occasions) to review the published financial information, the effectiveness of both external and internal audit and of the Group's internal controls and risk management procedures. One of the meetings was held to receive a detailed development briefing on the requirements of the International Financial Reporting Standards and to consider their application by the Group to its accounts when these standards are implemented during the forthcoming financial year. The external auditors normally attend all the meetings and there is a meeting at least once a year between the Committee and the external auditors at which management is not present. At the invitation of the Committee, the executive directors normally attend meetings of the Committee; the other non-executive directors also regularly attend meetings of the Committee to obtain a fuller briefing on significant accounting and internal control issues and this forum is particularly valuable in providing a direct line of communication between the external auditors and the non-executive directors.

The Audit Committee reviews the work undertaken by the external auditors going beyond the scope of the audit itself in order to ensure that the independence of the auditors is not impaired. This review covers the nature of the work, the method of appointment and the fees paid. This work generally falls into two categories as follows: first, audit and assurance assignments, including work that in their role as auditor they are best placed to undertake such as formal reporting and other work related to borrowings, shareholder and other circulars, various regulatory reports and work in respect of acquisitions and disposals; and secondly, taxation in cases where the auditors are best suited, such as tax provision and statutory work. Other significant tax advisory projects are put out to competitive tender.

The Audit Committee also reviews the work undertaken by the Risk Committee and by the internal audit function as described in more detail in the section of this report dealing with internal control. In addition, it reviews the Group's arrangements under which staff can raise on a confidential basis concerns about potential irregularities and arrangements for follow-up actions.

The Remuneration Committee's constitution and role are described in the Board's Remuneration report on page 26.

Communication with shareholders

Communication with all shareholders is at all times given a high priority and a number of means are used to promote greater understanding and dialogue with investment audiences. In order to develop an understanding of the views of major shareholders, the Board receives regular reports from the Chief Executive and the investor relations department. The Chairman and Senior Independent Director and, where appropriate, other non-executive directors are available for discussion with major shareholders and a number of such meetings have taken place during the year. The Chairman of the Remuneration Committee and the Senior Independent Director met with principal institutional investors and with their representative bodies prior to the publication of this report to discuss the changes to the Company's policy for long-term incentives.

During the course of the year, shareholders are kept informed of the progress of the Group through trading statements and other announcements of significant developments that are released through the London Stock Exchange and other news services. There is regular dialogue with institutional shareholders and participation in sector conferences. Shareholders can also raise questions directly with the Company at any time of the year through a facility on the website. Quarterly results announcements are published by release to the London Stock Exchange and other news services. At the half year, the Interim report is published by advertisement in the Financial Times. The Summary financial statement provides shareholders with the material information concerning Invensys in a form more readily assimilated than the full Annual report and accounts. Shareholders can also request the full report. All of these documents are available online through the Invensys website (www.invensys.com), together with details of all announcements, investor presentations and share price information, and are available on request. Additionally, there is an opportunity at the Annual General Meeting for shareholders to question the Chairman and the chairmen of the Audit, Remuneration and Nominating Committees. The report and accounts are sent to shareholders at least 20 working days prior to the Annual General Meeting. Voting on resolutions proposed separately is conducted by polls at general meetings and voting results are announced through the London Stock Exchange and other news services; the results and proxy levels are available on the website and on request.

Main Board review of Internal Control

In accordance with the Guidance for Directors on Internal Control, the following is the Board's report on its annual and continuing reviews of internal control, which include consideration of the effectiveness of identification, evaluation and management of all

significant risks affecting Invensys. To facilitate the Board's reviews, the Audit Committee receives reports from internal and external auditors and from executive management in relation to the control procedures that are in place and the methods by which assurance is obtained concerning the levels of adherence to controls. Following a detailed review, the Committee then reports on its findings to the Board. The Board is satisfied that the information that it has received throughout the year and for its annual review, together with the procedural review framework that has been established, are sufficient to enable it to review the effectiveness of the Group's system of internal control.

The Board has ultimate responsibility for the system of internal control. Each of the Group's five businesses is currently individually accountable through the Chief Operating Officer to the Chief Executive and is managed by a President who, with his senior management team, provides day-to-day control over the businesses' operations within the strategic guidelines and delegated authorities determined by the Board. The internal control system is designed to meet the Group's particular needs and the risks to which it is exposed but it should be appreciated that, however effective a system of internal control is, it can provide only reasonable and not absolute assurance against material misstatement or loss. Following the significant restructuring that has affected the Group over recent periods, management continues to identify areas where internal controls might be further improved and actions are in place to ensure that identified weaknesses are addressed. In the following paragraphs the directors consider the key components of the Group's system of internal control and the process by which they have reviewed the effectiveness of such controls.

The Group's risk management strategy is determined by the Board. The Risk Committee reports to the Board through the Audit Committee and continuously reviews and monitors the risk management strategy. The Risk Committee comprises the Chief Financial Officer (Chairman), the Chief Executive, the Chief Operating Officer, the General Counsel, the Group Financial Controller, the Group Treasurer, the Vice President Risk Management, the Director of Internal Audit and the Company Secretary. During the year, its activities have included reviewing the Group's risk framework and its monitoring functions and assessing all major risks together with their related risk management responses and, where appropriate, corrective programmes.
The internal risk management function reports to the Chief Financial Officer and is responsible for assessing the Group's exposure to risk in areas such as product liability, for making appropriate policy recommendations to the Risk Committee and the Board and for monitoring compliance with policies adopted by the Board.

The internal audit function has a direct reporting line to the Chairman of the Audit Committee and its responsibilities include the examination and evaluation of the scope and effectiveness of the Group's system of internal control. During the year, it reports regularly to the Audit Committee on its assessment of internal control issues arising in the course of its internal audit reviews of the Group's operations. Each year it provides a consolidated review to assist the Board to undertake its own annual review of internal control. Key internal controls are set out in formal procedures, instructions and manuals. Compliance is verified by the Group's internal auditors and, to the extent necessary to form their opinion on the truth and fairness of the annual accounts, by the external auditors. Senior managers are required annually to certify compliance with the Group's financial and operational procedures and controls, including environmental and health and safety matters, and compliance with the Group's legal and ethical conduct policy.

Sustainability and social, environmental and ethical matters

The Board attaches high importance to sustainable development and to its corporate social responsibility as described on page 20. The risks inherent in these matters are assessed as part of the Group's overall risk management processes described above. Accordingly, the Board, through the Audit and Risk Committees, receives regular information and reports to enable it to make appropriate assessments in these areas. Performance management, incentivisation and training procedures are being continuously developed so as to reflect more fully the management of those risks. Further details of our sustainable development initiatives are available on the website.

Directors' indemnity and insurance

In accordance with the Articles of Association, the Company has provided to the directors an indemnity (to the extent permitted by the new provisions of the Companies Acts that came into force on 6 April 2005) in respect of liabilities incurred as a result of their office and the Company has taken out an insurance policy in respect of those liabilities for which directors may not be indemnified. Neither the indemnity nor insurance provides cover in the event that the director is proved to have acted dishonestly or fraudulently.

Individual attendance at meetings during the year ended 31 March 2005

The table shows the number of meetings possible for an individual to have attended (taking account of his appointment or retirement date in the course of the year) and his actual attendance. Attendance at committee meetings shows the members of the committee only, although other directors, where relevant, have often also attended at the invitation of the Committee Chairman.

	Board		Audit Committee		Remuneration Committee		Nominating Committee	
	Attended	Possible	Attended	Possible	Attended	Possible	Attended	Possible
Martin Jay	13	13	–	–	–	–	3	3
Richard Haythornthwaite	13	13	–	–	–	–	–	–
Ulf Henriksson	10	10	–	–	–	–	–	–
Adrian Hennah	13	13	–	–	–	–	–	–
Larry Farmer	13	13	8	8	7	7	–	–
Jean-Claude Guez	12	13	–	–	7	7	3	3
Bay Green	2	3	2	3	–	–	–	–
Andrew Macfarlane	12	13	8	8	7	7	–	–
Simon Robertson	8	11	5	5	–	–	2	3

Remuneration report

This report is presented to shareholders by the Board and sets out the Board's remuneration policy and details of the remuneration of each director. The Remuneration Committee (the 'Committee') is responsible for developing policy on executive remuneration and for approving the remuneration packages of individual executive directors. The members of the Committee are Jean-Claude Guez (Chairman of the Committee), Larry Farmer and Andrew Macfarlane, each of whom has served throughout the year. They are all considered to be independent non-executive directors.

The Committee takes advice, as appropriate, from independent remuneration consultants and internally from relevant executives and human resources professionals. Specifically, the Committee has taken advice internally from the Chairman, the Chief Executive, the Senior Vice President Human Resources, the Vice President Compensation and Benefits and the Company Secretary. The Committee continues to take remuneration consultancy advice from New Bridge Street Consultants LLP. This firm provides the principal source of external advice to the Committee on issues relating to the remuneration of the executive directors. The Committee has also received advice from Freshfields Bruckhaus Deringer (in their capacity as lawyers to the Company) on such issues, and from Punter Southall & Co Limited, which provided advice in relation to executive directors' pensions. New Bridge Street Consultants LLP, which was appointed by the Committee, provided no other services to the Company.

The Committee's terms of reference, together with the terms of New Bridge Street Consultants LLP's appointment, are available on the website www.invensys.com/corpgov or from the Company Secretary.

The Committee meets at least four times each year and met on seven occasions during the year under review. No non-Committee member may attend other than by invitation of the Committee Chairman. No directors are involved in deciding their own remuneration. The adoption of this Remuneration report is subject to a separate shareholder resolution at the Annual General Meeting ('AGM') and, to ensure that investors continue to support the remuneration policy, there is regular dialogue with major institutional shareholders and representative bodies such as the Association of British Insurers and Research, Recommendations and Electronic Voting. The changes to the Company's policy for long term incentives were discussed with the Company's principal institutional investors and with their representative bodies prior to the publication of this report.

Remuneration policy for executive directors

The Invensys Group operates worldwide in the areas of automation, controls and process solutions. The markets for executives and staff within which it operates are, therefore, principally from these and related industries. The area of executive remuneration remains dynamic and the Committee keeps the position under review in light of commercial needs, changes in competitive practices and developments in UK corporate governance best practices.

The Committee is also responsible for setting the remuneration of the next most senior executives in the Group (approximately 80 individuals), the fees of the Chairman and for the operation of the Company's share incentive plans.

1 Overview of changes to the remuneration framework

During the year, the Committee undertook a comprehensive review of the remuneration practices at Invensys in light of the current challenges facing the Company. Invensys needs to be able to attract and retain a strong management team which is incentivised to achieve a successful turnaround of the business for the benefit of all shareholders. As a result of this review, the Committee has concluded that some parts of the current remuneration framework should be modified. Certain of these modifications apply either for the 2005/06 financial year only or for the duration of the transitional period until the Group's turnaround phase is completed. In approving these special arrangements, the Committee recognises that, as a UK listed company, Invensys should comply with the highest standards of UK remuneration practice wherever feasible and appropriate to do so and intends to return to a more conventional approach once the turnaround phase has been completed.

Changes applying in 2005/06 only

Shareholder consent is being sought at the AGM to modify, for 2005/06 only, the Invensys 1998 Senior Executive Long Term Incentive Plan ('LTIP') to permit the granting of awards over shares worth in excess of the normal annual grant limit of two times salary, up to a limit of three times salary.

Changes applying on a transitional basis only

During the Group's turnaround period, the Committee wishes to be able to offer executives additional highly focussed bonus arrangements, and to do so in a way which clearly reflects the interests of shareholders. The supplementary bonus arrangements described below will not be operated in respect of years after 2007/08.

The current Executive Bonus Plan (the 'Plan'), provides an opportunity to earn bonuses of up to 100% of salary if demanding targets are achieved. Whilst this is generally competitive, the Committee has concluded that, for this transitional period, a supplemental plan, the Turnaround Bonus Overlay (the 'Overlay') will operate providing the opportunity to receive a supplemental bonus of up to a further 100% of salary in respect of any financial year.

The Overlay will be subject to the same performance targets as the Plan but any bonus will only commence where an above on-target level of performance is achieved (at on-target, no payment will be made) increasing, on a straight-line basis, to full payout if the full stretch targets are achieved.

Any bonus earned under the Overlay will be delivered in shares that will vest, as to 50% of the award, on the first anniversary of the grant date, and, as to the other 50%, on the second anniversary. Unvested shares will generally be subject to forfeiture if the executive leaves prior to the relevant anniversary.

Changes applying on a permanent basis

The Committee wishes to make two changes to the LTIP which will apply for the remainder of the plan's life:

First, awards under the LTIP effectively have a five-year life (a three-year performance period and a subsequent two-year holding period). This does not reflect market practice and has proved a barrier to recruitment, both in the UK and overseas. Accordingly, shareholder consent is being sought to permit 50% of any shares vesting on satisfaction of the performance condition to be released at that time with the other 50% being deferred for one year (subject to the same good leaver rules as the Overlay, see page 27). This change is being made in conjunction with the introduction of Shareholding Guidelines for executives as described on page 28.

Secondly, the Committee wishes to impose a different performance condition. It considered a variety of performance conditions to determine what provides the clearest alignment between management effort and the long-term interests of shareholders as it

felt that measuring Invensys' total shareholder return ('TSR') against the constituents of the FTSE Mid 250 did not provide this alignment. Following discussions with Invensys' principal shareholders, the Committee has decided to retain TSR as the principal performance condition but, instead, to measure Invensys' TSR against a bespoke group of 12 global comparators.

The manner in which the Company's incentive arrangements will now operate going forward is set out in more detail below.

2 Base salary
The Committee determines the level of salary for each executive director annually. Base salaries are set at a level to take account of personal performance, salaries in comparable companies, internal relativities, wage inflation elsewhere in the Group and overall affordability. In establishing individual salary levels, the Committee is conscious that it should pay no more than is necessary to retain the executive whilst ensuring business objectives are fulfilled. There is no automatic adjustment in respect of inflation.

The Chief Executive's salary is currently £660,000, the Chief Operating Officer's salary is currently £525,000 and the Chief Financial Officer's salary is £400,000. No increase has been awarded to any director in respect of the 2004/05 (in the case of the Chief Operating Officer, since his appointment to that position) or 2005/06 years except in the case of promotion. As explained on page 2, it is envisaged that the Chief Operating Officer will become Chief Executive on 22 July 2005 and that his salary will increase to £600,000 (being less than the current incumbent's salary) on that date. The next review date will be 1 April 2006.

3 Executive Bonus Plan
The Plan provides short-term incentivisation for the executive directors in order to encourage the achievement of defined annual financial objectives and focus on the most important measures of business success, whilst rewarding them for outstanding performance. In this way, the Plan seeks to align the interests of shareholders and those participating in it.

For the forthcoming financial year, targets have been set related to free cash flow (calculated on a per share basis) and personal objectives. The Committee considers these targets to be appropriate, as the prime focus for the Group over the period will be to ensure that cash management from ongoing operations is effectively managed.

Similarly, the quantum of the Plan remains unchanged with the threshold, target and maximum achievement levels, being 10%, 50% and 100% of base salary respectively.

For 2004/05 and future years, the Committee has decided to set out in its Remuneration report the basis on which bonuses have been paid in relation to the targets set at the beginning of the financial year under review and disclose the actual targets which were set. This will ensure that shareholders will be able to assess the bonus targets and the link between bonuses payable and the performance of the business.

The bonuses paid to the executive directors in relation to the year under review are set out on page 30. The targets set by the Committee for executive directors for 2004/05 had two performance elements, with the objective of ensuring that cash from ongoing operations was effectively managed both to develop the ongoing operations and to manage legacy liabilities. These factors were considered to be critical as the basis for the Company's recovery plan.

The free cash outflow (before legacy items) in 2003/04 had been £40 million and the Committee wanted to provide a clear focus to executives on the need to move to a positive position on cash flow from ongoing operations. Accordingly, it set the Stretch Target (100% bonus) as requiring a positive free cash inflow from ongoing operations (before legacy items) of £15 million. The actual free cash inflow from ongoing operations (before legacy items) achieved in 2004/05 was £38 million, a year-on-year improvement of £78 million. The second performance element required the Committee to be satisfied that the legacy liabilities of the Company had been managed effectively and in accordance with internal plans.

Having rigorously reviewed the results achieved against these two strategic performance elements, the Committee is satisfied that the performance elements it set upfront were challenging and that the bonuses awarded were earned by actual performance that was demonstrably exceptional.

The Committee confirms that it is not its policy to pay executive directors transaction-related bonuses.

4 Turnaround Bonus Overlay
As explained earlier, the Committee has, on a transitional basis, introduced the Overlay which will only commence payment where an above on-target level of performance is achieved. At that point, no payment will be due with the potential bonus increasing, on a straight-line basis, to 100% if the maximum cash bonus is earned under the Executive Bonus Plan.

To align the interests of executive directors and shareholders, any bonuses earned under the Overlay will be payable in shares with 50% of the shares awarded being released following the first anniversary of those shares being awarded and the other 50% being released following the second anniversary. Release of the shares is generally subject to continued employment at the relevant date although shares may be released early in defined good leaver cases or with the consent of the Committee. Such shares will be subject to the Shareholding Guidelines explained further below.

The Committee recognises that, while below practice in international competitors, potential bonus levels are higher than normal UK practice. It is only intended to maintain bonus potential at this level while the turnaround is ongoing and the Committee has committed that the Overlay will not be operated in respect of years after 2007/08.

5 Long Term Incentive and Option Schemes
(i) Long Term Incentive Plan
Invensys currently uses the LTIP as its sole long term incentive. Under this plan, conditional awards of shares are granted, which vest after three years subject to the achievement of performance conditions. The Committee intends to continue to make awards under this plan in 2005/06 and subsequently but with changes to its current operation.

After careful consideration and discussions with the Company's principal shareholders and with representative bodies, the Committee considers that awards in 2005/06 and subsequently should be based on three-year TSR relative to a comparator group. However, it no longer feels that the constituents of the FTSE Mid 250 provide the most relevant comparator group. Instead, a bespoke group of successful international industrial companies including major competitors which each compete in at least one or other of the Group's core markets has been selected. The companies are ABB, Eaton, Emerson, GE, Honeywell, Johnson Controls, Rockwell, Schlumberger, Schneider, Siemens, Smiths Group and Yokagawa.

As currently, there will be a sliding scale that would release 25% of shares at median rising, on a straight-line basis, to 100% of shares being released for upper decile performance. In addition, the Committee will impose an additional requirement that awards will only vest if the Committee is satisfied that two underpins have been met: the first relating to achievement of stretching internal free cash flow targets and the second relating to the efficient management of legacy liability items (principally pension funding obligations, environmental claims, disputed taxes, ongoing litigation and restructuring costs).

The TSR calculations will be undertaken by New Bridge Street Consultants LLP on behalf of the Committee using the average TSR of the Company and each comparator company over the three month period preceding the date of an award and the three month average figures as at the end of the three-year performance period. All figures will be converted into sterling using the then current exchange rates.

The Committee recognises that it may be appropriate to continue to evolve the performance conditions for future LTIP grants to ensure that they complement the business strategy and will keep the targets, and especially any underpins, under review.

The LTIP has operated within an individual limit of two times salary. The Committee believes such a limit remains appropriate in normal circumstances. However, to provide additional lock-in for key executives and to ensure greater focus on achievement of the turnaround, the Committee considers that grant levels in 2005/06 should, on a one-off basis, be higher than this limit. For 2005/06 only, anticipated award levels would be up to three times salary (with lower levels applying to below Board executives).

Although not strictly required under the plan rules, reflecting best practice, shareholder approval is being sought for the proposed limit for 2005/06 and the Company will be seeking consent for this by way of a separate resolution at the AGM this year. Going forward, the rules will provide a clear absolute grant limit rather than the current indicative limit.

The Company will also be seeking approval in that resolution to revise the two-year holding period that currently follows the three-year performance period. Under the current rules, the performance conditions attached to an award are measured over a three-year period and there is then an additional two-year holding period before awards are released; this five-year period does not reflect market practice and has proved a barrier to recruitment. Instead, the holding period will be adjusted to permit 50% of any shares vesting on satisfaction of the performance period to be released at that time with the other 50% being deferred for one year (subject to the same good leaver rules as the Overlay). This change is being made in conjunction with the introduction of Shareholding Guidelines for executives as described below.

The Committee may, in circumstances where it is not practicable for regulatory, taxation or other reasons to deliver shares, permit participants in the LTIP to be paid a cash amount equivalent to the value of the shares to which they would otherwise have been entitled.

(ii) Executive Share Option Scheme

The Company does not propose to operate the Executive Share Option Scheme in relation to executive directors except by exception, in the case of recruitment situations, where it may be considered appropriate. The number of shares over which options may be granted to each employee is determined by the Committee according to prevailing market practice in the relevant country.

Performance targets that are set will comply with prevailing standards of best practice, for example there will be no opportunities to re-test performance conditions.

(iii) Savings Related Share Option Scheme ('SRSOS')

The Company has an established SRSOS that has been operated in the UK and in a number of overseas countries where it has proved advantageous and practicable based on the number of eligible employees and local legal and tax requirements. It is based on a savings plan and offered to eligible full and part-time employees. Options may be granted at up to a 20% discount to the market price of the Company's shares immediately preceding the date of invitation. Executive directors are eligible to participate in the SRSOS. The SRSOS operates in the UK within specific tax legislation and is, therefore, not subject to performance conditions.

(iv) Dilution limits

The Company has, at all times, complied with the dilution limits contained within its share plans (principally a limit of 10% in 10 years) and the Committee reviews the position before any proposed grants to ensure that this remains the position. It is envisaged that the 2005/06 awards under the LTIP will involve maximum dilution of approximately 2.4% which, when aggregated with the current potential of approximately 6.7% under subsisting awards, is well within the Company's limit of 10% in any 10-year period. Shares to satisfy the Overlay will be purchased in the market.

6 Shareholding Guidelines

Shareholding Guidelines, requiring executives to build and maintain a shareholding over time, have been introduced. Under these Guidelines, executives will be required to build and maintain shareholdings using, except as required to meet their tax obligations, the entire share element of the Overlay and from the vesting of LTIP awards until the minimum holding has been reached. Only when the following levels of shareholding have been attained, will executives be able to sell additional shares:

Executive directors	200% of salary
Presidents	100% of salary
Other participants	25%-50% of salary

This policy is designed to replace the existing shareholding period under the LTIP. The deferral and holding periods under the LTIP and the Overlay will also focus management attention on medium-term share price performance and therefore provide an appreciation that anything less than sustained Company performance will decrease the value of their original bonus.

7 Pensions

Details of the individual executive directors' pension arrangements are set out on page 33. Pensionable pay is defined as base salary only; bonuses are not pensionable.

Typical pension and life assurance benefits are provided to the executive directors, comprising either participation in the Company's final salary pension on salaries up to the Inland Revenue's earnings cap (£102,000 until 6 April 2005 and £105,600 from then onwards) with appropriate top-up arrangements or entirely money purchase arrangements.

The Committee is currently reviewing the impact of the changes to the tax treatment of UK pensions due to take effect in April 2006. It is not envisaged that the Company will meet any additional tax liabilities of executives and the review should, therefore, not result in an increase in overall cost to the Company.

8 Other benefits
Other benefits provided for executive directors comprise the provision of a company car, a cash allowance or the use of a pool car, and health care. On appointment, and where circumstances so warrant, certain relocation costs are also met.

9 Service contracts
(i) Policy
The Combined Code and guidelines issued by institutional investors recommend that notice periods of no more than one year be set as an objective for executive directors and that any payments to a departing executive director should be determined having full regard to the duty of mitigation. It is the Company's policy to achieve these objectives, wherever possible.

(ii) Specific contracts
Richard Haythornthwaite, Adrian Hennah and Ulf Henriksson are employed under service contracts with the Company dated 24 July 2001 (and amended on 19 May 2004), 29 July 2002 (and amended on 19 May 2004) and 28 April 2004 respectively.

The following summary sets out certain provisions that applied at the end of the year.

All of the contracts terminate automatically on the executive director's 60th birthday.

Mr Haythornthwaite's contract provides that it may be terminated by either party giving one month's notice and with no provision for liquidated damages in any circumstances.

When Mr Hennah was recruited as the new Chief Financial Officer at the end of 2002, the Committee determined that it was important that his services be obtained for the Company on an immediate basis and that his service contract and benefits should adequately compensate him for the benefits that he had foregone by leaving his previous employment. His contract reflected the practices applicable at that time.

As reported in previous years, Mr Hennah's contract can be terminated by either party giving the other not less than 12 months' written notice and does not contain any pay in lieu of notice provisions. Accordingly, if his contract is terminated other than for cause, any termination payment will be negotiated subject to mitigation and offset.

In certain constructive dismissal situations following a change of control circumstances, Mr Hennah's contract would entitle him to an amount in cash equal to: (i) one year's annual base salary; plus (ii) the amount (if any) of his expected award (calculated at the target bonus level) under the Executive Bonus Plan for the preceding fiscal year if such award has not already been paid; plus (iii) a pro rata share (calculated at the target bonus level whether or not performance is at target level at the termination date) of his expected award under the Executive Bonus Plan calculated in respect of the period from the beginning of the fiscal year in which his employment terminates to the date his employment terminates; plus (iv) the amount, if any, of the supplementary cash payments, as described in the next paragraph, that remain to be paid to him. This payment is not subject to any discount or reduction for early payment and the director is not under any duty to mitigate his losses in connection with this payment. In addition, the Company will continue to provide Mr Hennah with pension and certain other benefits for up to 12 months.

In addition, Mr Hennah was entitled to, and received, a payment of £250,000 on 5 April 2004 and remains entitled to a payment of £250,000 on 5 October 2005 provided he remains employed on that date. This was agreed as a term of his joining the Company reflecting the then value of entitlements from his previous employer that he lost as a result of his decision to join the Company.

Mr Henriksson's service contract will ultimately require 12 months' notice on either side and without any enhanced notice provisions in the event of a change of control or otherwise and, at the Company's option, the choice of pay in lieu of notice or phase payment (the Company may elect to pay the amount due in lieu of notice as a single lump sum or pay the first six month's worth on departure and then on a phased basis at six-monthly intervals with appropriate reduction in the event that he finds alternative employment). However, as part of his agreement on joining the Company, his contract initially provides for 24 months' notice on either side, reducing to 18 months with effect from the first anniversary of his joining which, in turn, reduced to the agreed 12 months on the second anniversary of his joining. It is intended that the terms of this contract (wherever possible without an initial increase in the 12-month term), which take account of development in best practice regarding mitigation, should form the model for any future contracts with executive directors.

Following the end of the financial year in question, the Board accepted Mr Haythornwaite's request to stand down with effect from 22 July 2005. The Board decided the following provisions would apply:

(i) Mr Haythornthwaite would step down as Chief Executive following the AGM. Mr Haythornthwaite would be entitled to the following contractual provisions at that time:

For the period from 1 April 2005 to the date of termination, Mr Haythornthwaite would remain eligible to participate in the Executive Bonus Plan. Any bonus in respect of this period will be calculated pro rata based on time employed to date of termination and based on actual performance achieved against the bonus scorecard. This will not be assessed until May 2006 and any bonus paid in June 2006.

The award under the LTIP granted in June 2003 would not lapse but be preserved pro rata, and remain subject to performance conditions measured over the entire three-year performance period. The normal subsequent holding period would be reduced to one month.

All other payments of salary, pension and benefits will cease at the date of termination and any other awards under any of the Company's executive share and share option arrangements will lapse in accordance with the rules of the relevant plans.

(ii) Mr Henriksson will assume the role of Chief Executive once Mr Haythornthwaite has stepped down. All current terms as provided for under Mr Henriksson's Service Agreement will remain the same except for the following:

- change in specified role;
- salary to increase from £525,000 to £600,000 on assumption of the new role; and
- notice period to reduce to a 12 month rolling period with effect from assumption of the new role.

Non-executive directors

The Chairman and other non-executive directors do not have service contracts or contracts for services save that Martin Jay's letter of appointment dated 28 May 2003 requires, except in the case of dismissal for cause, 12 months' notice by either party; on early termination at the request of the Company any compensation will be subject to mitigation and offset. They are appointed under the Company's Articles of Association under which they are required to seek re-election not later than the third annual general meeting following their last election and are subject to review by the Nominating Committee prior to being considered for election or re-election by shareholders. They do not participate in any bonus plan or any of the Group's share incentive, option or pension schemes. Any director aged 70 or over (there are none currently) is required to be re-elected each year.

Fees for non-executive directors other than the Chairman are determined by a committee of the Board comprising the Chairman and the executive directors. Fee levels are determined taking account of time commitments and responsibilities. Non-executives do not receive any form of performance-related pay. The Committee is responsible for reviewing the Chairman's fees. The fees currently paid to the Chairman and the other non-executive directors, which are subject to the limits set in the Articles of Association, were set in 1999 and have not been increased since that date. The Chairman's fees are set at £250,000 per annum. The Chairman is not entitled to any attendance fees. The basic fees for a non-executive director are fixed at £28,000 per annum. An additional fee of £5,000 is payable to the chairmen of the Audit and Remuneration Committees, and all members of the Board's standing committees receive a fee of £750 for each meeting attended. The fees of each non-executive director for the year are set out in the table on page 31.

As set out in the Corporate governance report on page 23, Mr Farmer undertook, at the special request of the Board and for a limited period, additional non-executive oversight and advisory responsibilities in relation to a review of the Process Systems business. The fees received by him are set out on page 31 and were set by the Board based on the number of days devoted by Mr Farmer in carrying out his additional responsibilities and using as an external benchmark the typical daily fees paid to non-executives of UK companies.

External directorships

The executive directors are encouraged to hold not more than one external non-executive directorship in order to broaden their experience for the benefit of the Company. Such appointments are subject to approval by the Board and the director may retain any fees paid in respect of such directorship. Details of any such fees are included in the notes to the table below.

Performance graph

Companies are required to include a graph indicating their total shareholder return performance (that is, share price growth assuming reinvestment of any dividends) over the last five years relative to a recognised equity index. Accordingly, the following graph shows the Company's performance relative to the FTSE 100, which the Committee considers an appropriate index for comparison purposes as the Company had been a constituent during most of that period.

Total shareholder return



120
100
80
60
40
20
0
Value (£)
31-Mar-00
30-Mar-01
29-Mar-02
31-Mar-03
31-Mar-04
31-Mar-05

This graph shows the value, by 31 March 2005, of £100 invested in Invensys on 31 March 2000 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year-ends.

Invensys — FTSE 100 Index — Source: Thomson Financial

Directors' remuneration

The remuneration of the executive directors (excluding defined benefit pension entitlements) for the year ended 31 March 2005 was as follows:

	Notes	Salary £	Benefits £	Supplementary pension payment £	Other payments £	Bonuses £	Total 2005 £	Total 2004 £
Current directors								
R N Haythornthwaite	1, 2, 3	660,000	20,743	105,600	–	660,000	1,446,343	988,591
A N Hennah	4	400,000	34,703	–	250,000	400,000	1,084,703	717,525
U C I Henriksson	2, 4, 5	451,635	372,553	158,072	750,000	451,500	2,183,760	–
							4,714,806	1,706,116

Notes

1. Mr Haythornthwaite received a cash supplementary pension payment of £105,600 in lieu of certain benefits being based on final salary as set out in note 1 following the table headed Directors' pension entitlements on page 33.
2. The emoluments of the highest paid director, Mr Henriksson, excluding pension rights were £2,183,760 (2004: £988,591 paid to Mr Haythornthwaite).
3. Mr Haythornthwaite received fees of £46,000 as a non-executive director of Imperial Chemical Industries PLC for the year ended 31 March 2005.
4. The 'Other payments' to Mr Hennah and Mr Henriksson relate to contractual arrangements agreed prior to their joining the Company reflecting the then value of entitlements from their previous employers lost as a result of their leaving those employments.
5. Mr Henriksson joined the Company with effect from 21 May 2004 as Chief Operating Officer and subsequently joined the Board of directors on 21 July 2004. His emoluments relate to the period from 21 May 2004 to 31 March 2005. The amount in Benefits includes payment of reasonable costs of relocating his family and permanent home from the US to the UK. He received a cash allowance in lieu of pension provision equal to 35% of basic salary per year.

The fees paid to the non-executive directors for the year ended 31 March 2005 were as follows:

	Notes	Total 2005 £	Total 2004 £
Current directors			
L E Farmer	1	59,250	142,750
M J B Green	2	8,500	–
J-C Guez		40,500	35,893
M Jay		250,000	180,838
A E Macfarlane		44,250	39,000
		402,500	398,481

	Notes	Total 2005 £	Total 2004 £
Former directors			
Sir Philip Beck		–	11,687
R L Börjesson		–	30,435
Lord Marshall		–	77,564
S M Robertson	3	27,680	31,000
		27,680	150,686

Notes
1. Mr Farmer's total fees of £59,250 comprise his basic non-executive directors' fee of £39,250 and further fees of £20,000 in respect of his additional responsibilities set out on page 23.
2. Mr Green was appointed to the Board of directors on 1 January 2005 and his fees relate to the period from this date to 31 March 2005.
3. Mr Robertson retired from the Board of directors on 19 January 2005 and his fees relate to the period from 1 April 2004 to this date.
4. The aggregate emoluments of all directors for the year ended 31 March 2005 was £5,144,986 (2004: £2,255,283).

Directors' interests

Ordinary and deferred shares

The interests of the current directors in the shares of the Company are set out below:

	At 31 March 2005		At 1 April 2004 (or at date of appointment if later)	
	Ordinary shares of 1p each	Deferred shares of 24p each	Ordinary shares of 1p each	Deferred shares of 24p each
L E Farmer	3,250	–	3,250	2,000
M J B Green	–	–	–	–
J-C Guez	167,330	–	–	–
R N Haythornthwaite	406,250	–	406,250	250,000
A N Hennah	182,776	–	–	–
U C I Henriksson	1,000,000	–	–	–
M Jay	33,333	–	–	–
A E Macfarlane	12,187	–	12,187	7,500

Notes
1. The mid-market price of an ordinary share on 31 March 2005 was 15.50p. Between 1 April 2004 and 31 March 2005, the highest mid-market price was 21.75p and the lowest mid-market price was 11.25p.
2. During the year, all deferred shares of 24p each were cancelled in accordance with their terms of issue and hence the directors' holdings reduced to nil.
3. All interests referred to above are beneficial.
4. There have been no changes in the interests of directors in ordinary shares between 31 March 2005 and 18 May 2005.
5. Full details of the directors' interests in the Company's shares are contained in the Register of Directors' Interests which is kept by the Company and is open to inspection in accordance with the provisions of the Companies Act 1985. This includes rights granted under the Company's various share schemes as detailed in the following section.

Share schemes

Share options

Details of options in respect of the Company's ordinary shares for individual directors are set out below:

	Option type	At 1 April 2004 (or at date of appointment if later)	Granted	Lapsed	At 31 March 2005	Exercise price per share p	Date from which first exercisable	Expiry date
R N Haythornthwaite	Executive	927,527	–	–	927,527	97.03	25 Jul 2004	24 Jul 2011
	Executive	1,365,122	–	–	1,365,122	96.70	17 Jun 2005	16 Jun 2012
	Sharesave	–	–	–	–			
		2,292,649	–	–	2,292,649			
A N Hennah	Executive	1,194,196	–	–	1,194,196	61.24	4 Dec 2005	3 Dec 2012
	Sharesave	21,438	–	–	21,438	41.43	1 Apr 2006	30 Sep 2006
		1,215,634	–	–	1,215,634			
U C I Henriksson	Executive	5,000,000	–	–	5,000,000	16.55	50% 21 Nov 2005	31 May 2014
							50% 21 May 2007	31 May 2014
	Sharesave	–	–	–	–			
		5,000,000	–	–	5,000,000			

Long term incentive awards

Details of awards over ordinary shares in the Company granted under the LTIP for individual directors are set out below:

	At 1 April 2004 (or at date of appointment if later)	Granted	Lapsed	At 31 March 2005	Value per share at date of grant p	Performance period
R N Haythornthwaite	263,652	–	263,652	–	118.0875	25 Jul 2001 – 24 Jul 2004
	3,600,251	–	–	3,600,251	19.025	20 Jun 2003 – 19 Jun 2006
	3,863,903	–	263,652	3,600,251		
A N Hennah	444,697	–	–	444,697	56.89	4 Dec 2002 – 3 Dec 2005
	2,181,971	–	–	2,181,971	19.025	20 Jun 2003 – 19 Jun 2006
	2,626,668	–	–	2,626,668		
U C I Henriksson	3,165,034	–	–	3,165,034	16.5875	24 Jun 2004 – 23 Jun 2007
	3,165,034	–	–	3,165,034		

Notes

1. No options were exercised by directors or shares released under the LTIP during the years ended 31 March 2004 and 31 March 2005.
2. The details of the share schemes, including performance conditions which apply (if any), are set out in the following notes 4, 5, 6 and 7.
3. There have been no changes in the interests of directors over share options or LTIP awards between 31 March 2005 and 18 May 2005.
4. As reported last year, on the appointment of Mr Henriksson as Chief Operating Officer on 21 May 2004, recognising the scale of the long term share awards held at his previous employer and seeking to provide fair but not excessive compensation for the loss of those awards, which were not subject to performance conditions, the Company has established an individual arrangement pursuant to Rule 13.13A of the UKLA Listing Rules. Under this arrangement, on 1 June 2004, he was granted an option in respect of five million shares on the terms described in the Share options table on page 31 and an award of four million restricted shares, which will vest 18 months after his joining in respect of 50% of the shares and 36 months after his joining in respect of the other 50%. The vesting of restricted shares and the exercise of the option is contingent on continued employment until the relevant date or, at the discretion of the Committee, leaving in certain compassionate circumstances. The restricted shares must be retained until the second anniversary of their vesting except as necessary to meet his tax liabilities. Like the awards they replaced, the option and restricted shares are not subject to performance conditions.
5. Other than Mr Henriksson, the above Executive options were granted under the Invensys 1998 Senior Executive Share Option Scheme. Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant provided that the relevant performance condition has been met. The performance conditions which apply to grants made under this scheme are as follows:
   (i) for grants made between 25 July 2001 and 16 June 2002, no options may be exercised unless, over the measurement period commencing with the financial year in which the options were granted, EPS growth is equal to or in excess of RPI plus 12% over three years or RPI plus 16% over four years or RPI plus 20% over five years. If not achieved after five years, the options will lapse; and
   (ii) for grants made on or after 17 June 2002, no option may be exercised unless a performance condition based on TSR is met. TSR is calculated as the percentage variance in the price of shares and the value of reinvested net dividend payments over the performance period compared to that of a group of comparator companies ('Peer Group') selected at the discretion of the Committee. The performance period will be the period of three, four or five years commencing on the date of grant of the option. On the third anniversary of the date of grant, each constituent of the Peer Group will be ranked in descending order of TSR. The TSR ranking of Invensys against the TSR of the Peer Group will determine the number of shares awarded. Invensys must rank at the median position in order for 40% of the shares under option to become exercisable, rising to all of the shares if the upper quartile position is achieved. Between these positions, the shares under option will vest on a straight-line basis. If the Company does not meet the performance condition in full at the first measurement, then it will be re-tested, from a fixed base, in years four and five. If the median position has not been achieved by the end of the fifth year, the option will lapse. The Peer Groups for the grants made on or after 17 June 2002 are the companies that comprise the FTSE 100 Index on the dealing day preceding the date of grant.
6. The Sharesave options were granted under the Invensys Savings Related Share Option Scheme. These options are not subject to a performance condition as this is an all-employee share scheme governed by specific tax legislation.
7. The LTIP awards granted under the Invensys 1998 Senior Executive Long Term Incentive Plan are normally subject to a three-year performance period, commencing on the date of award, followed by a two-year retention period.
   The vesting of awards made prior to 28 May 2003 are subject to Invensys' TSR being ranked against a Peer Group, selected at the discretion of the Remuneration Committee, at least at the median position over the performance period (with no re-testing opportunities). Additionally the Remuneration Committee must determine that the underlying financial performance of Invensys over the performance period is satisfactory. On completion of the performance period, Invensys' TSR must rank at the median position (when the Peer Group is ranked in descending order of TSR) in order for 50% of the shares that are subject to the award to be available (subject to the retention period), rising to all of the shares if the upper quartile position is achieved. Between these positions, the number of shares that will be available will be calculated on a straight-line basis. If Invensys does not achieve at least the median position the whole award will lapse.
   The vesting of awards made after 28 May 2003 is subject to Invensys' TSR being ranked against a Peer Group, selected at the discretion of the Remuneration Committee, at least at the median position over the performance period (with no re-testing opportunities). Additionally the Remuneration Committee must be satisfied that there has been a sustained delivery over the performance period, regarding the trading performance of continuing operations, disposal proceeds and reduction in Group indebtedness. On completion of the performance period, Invensys' TSR must rank at the median position (when the Peer Group is ranked in descending order of TSR) in order for 25% of the shares that are subject to the award to be available (subject to the retention period), rising to all of the shares if the upper decile position is achieved. Between these positions, the number of shares that will be available will be calculated on a straight-line basis. If Invensys does not achieve at least the median position the whole award will lapse.
   The Peer Groups selected for the above grants are as follows:
   Award dated 25 July 2001: GKN, Smiths Group, BAE Systems, Marconi, ABB, Schneider Elte, Siemens, Emerson Electric, Honeywell International, Rockwell International, Johnson Controls and Tyco International;
   Award dated 4 December 2002: the companies that comprised the FTSE 100 Index on the dealing day preceding 4 December 2002;
   Award dated 20 June 2003: the companies that comprised the FTSE Mid 250 Index on 20 June 2003; and
   Award dated 24 June 2004: the companies that comprised the FTSE Mid 250 Index on 24 June 2004.

Directors' pension entitlements

Executive directors participate in defined benefit (Mr Hennah), and defined contribution/cash allowance (Mr Henriksson) or combination (Mr Haythornthwaite) pension arrangements sponsored by the Company. The defined benefit schemes provide benefits based on salary at or near retirement and are part externally funded and part reserved for within the Company. The amounts of cash allowances are specified in the notes to the Directors' remuneration table on page 30. The following table gives details of the individual directors' pensions values for the year ended 31 March 2005, including the disclosures required by the Listing Rules of the UK Listing Authority:

	Notes	Accrued pension at year ended 31 March 2005 £ per annum	Increase in accrued pension £ per annum	Transfer value of accrued pension £'000	Transfer value of accrued pension at end of previous year £'000	Change in transfer value over year less any contributions made £'000	Increase in accrued pension, excluding inflation (a) £ per annum	Transfer value of increase (a) less any contributions made £'000
R N Haythornthwaite	1	12,529	3,669	142	93	49	3,394	38
A N Hennah		28,114	10,977	301	171	130	10,446	112

Notes

1. The benefits shown for Mr Haythornthwaite relate to his participation in the approved pension scheme up to the Inland Revenue earnings limit. With respect to his earnings above that limit, £158,400 was paid to an unapproved money purchase scheme together with the supplementary pension payment as set out in the table headed Directors' remuneration on page 30.
2. The changes in transfer values over the year reflect any changes in pensionable pay and the service of each director. They also take into account changes in the actuarial assumptions, particularly those related to equity and bond returns.
3. All benefits are due at age 60.
4. Pensions in payment are guaranteed to increase by the level of inflation subject to a maximum increase of 5% per annum.
5. For death before retirement a spouse's pension of two-thirds of the member's prospective pension is payable, if applicable, plus a capital sum of four times the member's salary. For death after retirement a spouse's pension of two-thirds of the member's pension is payable plus the balance of a five year guarantee if applicable. In the event of death after leaving service but before commencement of pension a spouse's pension of two-thirds of the accrued preserved pension is payable plus a capital sum of five times the accrued preserved pension. In all circumstances childrens' allowances are also payable if applicable.

Auditable information

The information in the Remuneration report subject to audit pursuant to the Directors' Report Regulations 2002 is that included in the tables and related notes in the sections relating to directors' remuneration, directors' interests (over shares, share options and long term incentive awards) and directors' pension entitlements.

The directors' Remuneration report was approved by the Board of directors on 18 May 2005 and signed on its behalf by:

Jean-Claude Guez
Chairman of the Remuneration Committee

Directors' report

The directors submit their report and the audited accounts for the year ended 31 March 2005 as set out on pages 36 to 67 and page 72.

Activities and review for the year

The principal activities and review for the year are contained on pages 6 to 19. During the year, 3,499,780,822 deferred shares of 24p each were cancelled in accordance with their terms of issue.

Dividends

The directors do not recommend a dividend (2004: nil).

Board of directors

The current directors of the Company and their biographical details are given on page 22. A statement of their remuneration and interests in the ordinary shares of the Company are set out in the Remuneration report on pages 26 to 33. Ulf Henriksson joined the Company on 21 May 2004 as Chief Operating Officer and was appointed to the Board on 21 July 2004. Bay Green was appointed as a non-executive director of the Board on 1 January 2005. In addition Simon Robertson resigned from the Board on 19 January 2005. All other directors served throughout the year.

Larry Farmer retires by rotation and, being eligible, offers himself for re-election at the Annual General Meeting.

As Mr Green was appointed during the year, in accordance with the Articles of Association he will retire and offer himself for election at the Annual General Meeting. As a non-executive director, Mr Green does not have a service contract.

Richard Haythornthwaite will retire by rotation at the Annual General Meeting and will not seek re-election.

Acquisitions and disposals

During the year the Group made no material acquisitions. The following disposals have taken place in the year to 31 March 2005:

	Proceeds £m	Proportion disposed	Effective date of disposal
Powerware	307	100%	June 2004
Hansen	83	100%	June 2004
Other disposals	24	100%	
	414		

The discontinued businesses contributed sales of £120 million and an operating loss of £3 million in the year.

Substantial shareholders

As at 18 May 2005 (being the latest practicable date prior to the publication of this document) the Company had been notified on the respective dates below of the following interests in its ordinary shares, pursuant to section 198 of the Companies Act 1985:

Name	Date of notification	% of issued share capital
Brandes Investment Partners, LP	7 March 2005	19.03
HBOS plc	29 April 2005	4.14
Legal & General Group plc	4 February 2004	3.30
The Capital Group Companies, Inc	25 January 2005	4.94

Supplier payment policy

It is the policy of the Group that subsidiary companies should develop long-term relationships with suppliers and establish terms of trade consistent with established practice in their country of operation, and to ensure that suppliers are aware of the terms of payment and that such terms are followed. The Company is a holding company and has no trade creditors.

Employee policy and development

Information concerning employees and their remuneration is given in note 5 to the accounts. The Group seeks to ensure that fair consideration is given to applications for employment received from disabled persons and to ensure continued employment, training and advancement where possible of employees who are or become temporarily or permanently disabled.

The Company also recognises the need to provide information on matters of concern to employees. To satisfy that need, the Company provides employees with published financial and economic information through its consultative procedures.

General information

Group donations to charities and community causes worldwide were £0.5 million (2004: £0.6 million) with UK charities receiving £0.1 million (2004: £0.3 million). No donations were made to political parties (2004: £nil). In view of the financial circumstances of the Company, its charitable cash donations have further reduced over the last year. However, many of the Group's subsidiaries are influential companies and important employers in their own countries or localities. Whilst corporate donations and sponsorships have overall reduced, it is believed to be in the best interests of the Group for those companies' community involvement to be maintained at appropriate levels. The Group carries out research and development in support of its activities. During the year expenditure on the development of new products and processes amounted to £124 million (2004: £165 million).

Auditors

Ernst & Young LLP have expressed their willingness to continue in office as auditors and resolutions proposing their reappointment and to authorise the directors to determine their remuneration will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting of the Company will be held on Thursday 21 July 2005 at 11am. The separate circular including the notice of meeting sent to all shareholders gives full details of the meeting and the resolutions to be proposed.

By order of the Board

John Clayton
Company Secretary
18 May 2005

Statement of directors' responsibilities in respect of the preparation of the accounts

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group, and of the profit or loss for that period. In preparing the accounts, the directors are required to:

- select suitable accounting policies and apply them consistently;
- make estimates and judgements which are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and prevent and detect fraud and other irregularities. The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Report of the independent auditors to the shareholders of Invensys plc

We have audited the Group's accounts for the year ended 31 March 2005 which comprise the Consolidated profit and loss account, Consolidated balance sheet, Company balance sheet, Consolidated cash flow statement, Consolidated statement of total recognised gains and losses, Reconciliation of movements in consolidated shareholders' deficit, Accounting policies, the related notes 1 to 27 and the list of principal subsidiaries as at 31 March 2005. These accounts have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual report, including the accounts which are required to be prepared in accordance with applicable United Kingdom law and accounting standards as set out in the Statement of directors' responsibilities in respect of the preparation of the accounts. The directors are also responsible for preparing the Remuneration report.

Our responsibility is to audit the accounts and the part of the Remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company is not disclosed.

We review whether the Corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual report and consider whether it is consistent with the audited accounts. This other information comprises the Directors' report, unaudited part of the Remuneration report, the Financial summary and the other information listed on the contents page. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Remuneration report to be audited.

Opinion
In our opinion:
- the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2005 and of the loss of the Group for the year then ended; and
- the accounts and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor, London
18 May 2005

Consolidated profit and loss account

For the year ended 31 March	Notes	2005 £m	2004 £m
Turnover			
Continuing operations		2,803	3,000
Discontinued operations		120	891
	1	2,923	3,891
Operating profit/(loss) before exceptional items, goodwill amortisation and goodwill impairment			
Continuing operations		178	182
Discontinued operations		(3)	35
	1	175	217
Operating exceptional items	2	(168)	(236)
Operating profit/(loss) before goodwill amortisation and goodwill impairment		**7**	(19)
Goodwill amortisation		(28)	(53)
Goodwill impairment	2	(27)	(25)
Total operating loss		**(48)**	(97)
Continuing operations		(41)	(69)
Discontinued operations		(7)	(28)
Total operating loss	3	**(48)**	(97)
Corporate exceptional items			
Costs of closure	2	–	(32)
Loss on sale of fixed assets	2	(3)	(8)
Loss on disposal of operations	2	(298)	(96)
Loss on ordinary activities before interest and taxation	3	**(349)**	(233)
Net interest payable and similar charges	7	(136)	(112)
Other finance charges – FRS 17	6	(15)	(23)
Loss on ordinary activities before taxation	4	**(500)**	(368)
Taxation credit on loss on ordinary activities	8	16	35
Loss on ordinary activities after taxation		**(484)**	(333)
Minority interests – equity		11	5
Retained loss for the financial year	22	**(473)**	(328)
Loss per share (basic and diluted)	10	(8.3)p	(9.0)p
Earnings per share (total Group before exceptional items, goodwill amortisation and goodwill impairment)	10	0.1p	1.2p
Average exchange rates for the year			
US$ to £1		1.85	1.69
Euro to £1		1.47	1.44
Yen to £1		197.84	190.81

The results for the financial year have been translated into sterling at the appropriate average exchange rates.

Consolidated balance sheet

At 31 March	Notes	2005 £m	2004 £m
Fixed assets			
Intangible assets – goodwill	11	285	478
Tangible fixed assets	12	442	660
Investments in associated undertakings	13	1	1
Other investments	13	16	16
		744	1,155
Current assets			
Stocks	14	266	376
Debtors: amounts falling due within one year	15	878	1,043
Debtors: amounts falling due after more than one year	15	34	38
Investments	13	13	20
Cash and short-term deposits	26	639	566
		1,830	2,043
Creditors: amounts falling due within one year			
Short-term borrowings	16	(29)	(58)
Other creditors	16	(854)	(1,065)
		(883)	(1,123)
Net current assets		**947**	920
Total assets less current liabilities		**1,691**	2,075
Creditors: amounts falling due after more than one year			
Long-term borrowings	17	(1,402)	(1,494)
Other creditors	17	(17)	(23)
		(1,419)	(1,517)
Provisions for liabilities and charges	20	(208)	(256)
Net assets excluding pension liability		**64**	302
Pension liability	6	(574)	(606)
	1	**(510)**	(304)
Capital and reserves			
Called up share capital	21	57	897
Share premium account	22	440	440
Capital redemption reserve	22	923	83
Capital reserve	22	2,855	2,509
Profit and loss account	22	(4,918)	(4,398)
Shareholders' deficit – equity		**(643)**	(469)
Minority interests – including non-equity	23	**133**	165
		(510)	(304)

These accounts were approved by the directors on 18 May 2005 and are signed on their behalf by:

M Jay
Chairman

R N Haythornthwaite
Chief Executive

A N Hennah
Chief Financial Officer

Year end exchange rates	2005	2004
US$ to £1	1.89	1.84
Euro to £1	1.45	1.50
Yen to £1	202.10	191.20

The balance sheet has been translated into sterling at appropriate year end exchange rates.

Consolidated cash flow statement

For the year ended 31 March	Notes	2005 £m	2004 £m
Net cash inflow/(outflow) from operating activities	26	92	(207)
Returns on investments and servicing of finance	26	(126)	(121)
Taxation	26	(76)	(73)
Capital expenditure and financial investment	26	(58)	(115)
Acquisitions and disposals	26	361	486
Cash inflow/(outflow) before use of liquid resources and financing		193	(30)
Management of liquid resources	26	32	(43)
Financing			
Issue of ordinary shares	26	–	448
Decrease in debt	26	(110)	(165)
Increase in cash in year		**115**	210

Reconciliation of net cash flow to movement in net debt

For the year ended 31 March	Notes	2005 £m	2004 £m
Increase in cash in year	26	115	210
Cash outflow from decrease in debt	26	110	165
Cash (inflow)/outflow from (decrease)/increase in liquid resources	26	(32)	43
Change in net debt resulting from cash flows	26	193	418
Transfer of facility costs from/(to) prepayments	26	2	(25)
Amortisation of facility fees within debt	26	(7)	–
Exchange movements	26	6	177
Movement in net debt in year		194	570
Net debt at beginning of year		(986)	(1,556)
Net debt at end of year	26	**(792)**	(986)

Consolidated statement of total recognised gains and losses

For the year ended 31 March	Notes	2005 £m	2004 £m
Loss for the financial year	22	(473)	(328)
Currency translation differences on foreign currency net investments, net of tax	22	15	79
Actuarial (loss)/gain recognised on pension schemes	6	(50)	169
Total recognised losses in the year		**(508)**	(80)
Prior year adjustment – FRS 17			(984)
Prior year adjustment – FRS 5			(23)
Total recognised losses			(1,087)

Reconciliation of movements in consolidated shareholders' deficit

For the year ended 31 March	Notes	2005 £m	2004 £m
Loss for the financial year	22	(473)	(328)
Currency translation differences on foreign currency net investments, net of tax	22	15	79
Share capital issued, including options		–	447
Unvested restricted shares (UITF 17)	22	1	3
Actuarial (loss)/gain recognised on pension schemes	6	(50)	169
Goodwill written back on disposals and closures	22	333	271
Net (increase)/decrease in shareholders' deficit		**(174)**	641
Opening shareholders' deficit		(469)	(103)
Prior year adjustment – FRS 17		–	(984)
Prior year adjustment – FRS 5		–	(23)
Opening shareholders' deficit (restated)		(469)	(1,110)
Closing shareholders' deficit		**(643)**	(469)

Company balance sheet

At 31 March	Notes	2005 £m	2004 £m
Fixed assets			
Investments	13	3,017	4,128
		3,017	4,128
Current assets			
Debtors: amounts falling due within one year	15	124	2
Debtors: amounts falling due after more than one year	15	–	864
Cash and short-term deposits		26	35
		150	901
Creditors: amounts falling due within one year			
Short-term borrowings	16	(24)	(32)
Other creditors	16	(22)	(19)
		(46)	(51)
Net current assets		**104**	850
Total assets less current liabilities		**3,121**	4,978
Creditors: amounts falling due after more than one year			
Long-term borrowings	17	(747)	(832)
Other creditors	17	–	(1,739)
		(747)	(2,571)
Provisions for liabilities and charges	20	(20)	(29)
		2,354	2,378
Capital and reserves			
Called up share capital	21	57	897
Share premium account	22	440	440
Capital redemption reserve	22	923	83
Merger reserve	22	927	927
Profit and loss account	22	7	31
Shareholders' funds – equity		**2,354**	2,378

These accounts were approved by the directors on 18 May 2005 and are signed on their behalf by:

M Jay
Chairman

R N Haythornthwaite
Chief Executive

A N Hennah
Chief Financial Officer

Accounting policies

Basis of accounting
These accounts are prepared under the historical cost convention and in accordance with applicable UK accounting standards. The policies are consistent with the previous year.

Implementation of International Financial Reporting Standards
The Group will implement International Financial Reporting Standards (IFRS), also known as International Accounting Standards with effect from 1 April 2005, as required under European legislation. The transition date for adoption of IFRS has been determined in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, as 1 April 2004.

Basis of consolidation
The consolidated profit and loss account and balance sheet incorporate the accounts of Invensys plc and its subsidiary undertakings together with the Group's share of the results of associated undertakings for the financial year to 31 March 2005. The results of subsidiary undertakings sold or acquired during the year are included in the profit and loss account up to, or from, the date control passes.

Foreign currencies
The trading results of overseas subsidiaries and associated undertakings are translated into sterling at average rates of exchange ruling during the year. The retranslation of the retained earnings of overseas operations to closing rates is dealt with as a movement in reserves.

Assets and liabilities of overseas subsidiaries, including goodwill, are translated into sterling at closing rates of exchange ruling at the balance sheet date and any exchange differences are taken to reserves.

Currency differences arising from the translation at closing rate of the investment in subsidiaries and associated undertakings are taken to reserves, together with exchange gains and losses arising on foreign currency borrowings which finance foreign currency investments.

All other exchange differences are included in the profit and loss account for the year.

Turnover
Turnover represents the invoiced value of goods supplied by the Group excluding inter-company transactions, sales by associated undertakings and sales taxes. Turnover relating to long-term contracts represents the value of work performed during the year.

Research and development
Research and development expenditure is expensed as incurred.

Pension costs and other post-retirement benefits
The service cost of providing retirement benefits to employees during the year is charged to operating profit or loss in the year. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit or loss in the year. The expected return on the assets of the schemes during the year based on the market value of scheme assets at the start of the financial year is included within other finance (charges)/income – FRS 17. This also includes a charge representing the expected increase in liabilities of the schemes during the year, arising from the liabilities of the scheme being one year closer to payment. Differences between actual and expected returns on assets during the year are recognised in the statement of recognised gains and losses in the year, together with differences from changes in assumptions. The net deficit on defined benefit pension schemes is reported on the balance sheet within the pension liability. This is net of related deferred tax.

The Company is unable to separately identify its share of the underlying assets and liabilities of the Group's defined benefit schemes to which it participates on a consistent and reasonable basis and therefore accounts for these schemes as a defined contribution scheme, in accordance with the provisions of FRS 17.

For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or prepayments in the balance sheet.

Further information on pensions and post-retirement benefits is disclosed in note 6.

Goodwill
On acquisition, the fair value of net assets is assessed and adjustments are made to bring the accounting policies of businesses acquired into alignment with those of the Group. The difference between the price paid for new interests and the fair value of identifiable net assets acquired is capitalised and amortised over its economic life, depending on the nature of the acquisition, for a period not exceeding 20 years. Any costs of integrating the acquired business are taken to the profit and loss account. Goodwill is currently amortised over a period of 12 to 20 years.

Goodwill relating to acquisitions prior to 5 April 1998, the date that FRS 10, Goodwill and Intangible Assets became applicable to the Group, has been written off to reserves. Goodwill previously eliminated against reserves is charged to the profit and loss account in so far as it relates to closures and disposals in the year.

Depreciation of tangible fixed assets
Tangible fixed assets are depreciated to their residual values on a straight-line basis over their estimated useful lives at the following rates applied to original cost:

Freehold land	Nil
Freehold buildings	2 to 2.5%
Leasehold properties	Over the period of the lease
Plant and machinery	7 to 35%
Computer software systems	10 to 25%

Impairment of tangible fixed assets and goodwill
Impairment reviews are undertaken if there are indications that fixed asset carrying values may not be recoverable. The discount rate used is the Group's pre-tax weighted average cost of capital, as adjusted for the particular risks associated with the income-generating unit concerned.

Leased assets
Assets held under finance leases are capitalised and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. Obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate within creditors. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis.

Investments in subsidiary undertakings
Investments in subsidiary undertakings are held at cost less provisions for impairment where a permanent diminution in value has been identified.

Accounting policies (continued)

Stocks
Stocks and work in progress are valued at the lower of cost and estimated net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads. Provision is made for obsolete and slow-moving items and for unrealised profits on items of inter-company manufacture.

The net realisable value of long-term contracts has been arrived at having regard to estimated cost to completion. A prudent level of profit attributable to the contract activity is taken up if the final outcome of such contracts can be reliably assessed. On all contracts, full provision is made for any losses in the year in which they are first foreseen.

Cash and borrowings
Cash and short-term deposits at the balance sheet date are deducted from bank loans and overdrafts where formal rights of set-off exist.

Taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more tax, or a right to pay less tax, in the future, with the following exceptions:

(i) Provision is made for tax on gains arising from fair value adjustments of fixed assets or gains on disposal of fixed assets that have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

(ii) Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

(iii) Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred tax balances are not discounted.

Derivative instruments
The Group primarily uses forward foreign currency contracts and interest rate swaps to manage its exposures to fluctuations in interest and foreign exchange rates. These instruments are accounted for as hedges when designated as hedges at the inception of the contract. The Group does not hold or issue derivative financial instruments for financial trading purposes.

Interest rate swaps
Interest rate swaps are revalued to fair value for disclosure in note 27. They are not shown on the consolidated balance sheet. Interest payments and receipts are accrued and included in net interest payable as an adjustment of the interest expense of the designated hedged liability.

Foreign exchange swaps and forwards
Where foreign exchange swaps and forwards are used to adjust the currency profile of net borrowings which are matched to net assets of subsidiaries, realised and unrealised gains and losses are taken directly to reserves. Where foreign exchange forwards are used to hedge foreign currency trade debtors and creditors, realised and unrealised gains and losses are recognised in the profit and loss account. Where the instrument is used to hedge against future transactions, gains and losses are not recognised until the transaction occurs.

Debt instruments
Borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are amortised at a constant rate on the carrying amount of the related debt, over the life of the instrument.

Notes to the accounts

1 Segmental analysis

	Turnover 2005 £m	Turnover 2004 £m	Operating profit/(loss)* 2005 £m	Operating profit/(loss)* 2004 £m	Profit/ (loss)** 2005 £m	Profit/ (loss)** 2004 £m	Net operating assets 2005 £m	Net operating assets 2004 £m
Business								
Process Systems	709	746	47	35	4	7	273	333
Eurotherm	122	122	17	17	9	8	126	134
APV	360	387	6	18	(8)	14	100	87
Rail Systems	412	442	56	62	54	60	45	46
Controls	921	1,023	89	127	(28)	90	359	469
Businesses for sale	279	280	9	(11)	(5)	(32)	187	218
Corporate costs	–	–	(46)	(66)	(70)	(221)	(156)	(158)
Continuing operations	2,803	3,000	178	182	(44)	(74)	934	1,129
Discontinued operations	120	891	(3)	35	(305)	(159)	–	346
	2,923	3,891	175	217	(349)	(233)	934	1,475
Net interest payable and similar charges					(136)	(112)		
Other finance charges – FRS 17					(15)	(23)		
Loss on ordinary activities before taxation					(500)	(368)		
Geographical analysis by origin								
United Kingdom	425	442	34	39	(9)	25	215	246
Rest of Europe	768	787	52	74	31	55	257	273
North America	1,026	1,194	101	109	29	60	348	399
South America	77	62	11	7	11	7	20	20
Asia Pacific	441	462	22	16	(40)	(3)	240	335
Africa and Middle East	66	53	4	3	4	3	10	14
Corporate costs	–	–	(46)	(66)	(70)	(221)	(156)	(158)
Continuing operations	2,803	3,000	178	182	(44)	(74)	934	1,129
Discontinued operations	120	891	(3)	35	(305)	(159)	–	346
	2,923	3,891	175	217	(349)	(233)	934	1,475
Net interest payable and similar charges					(136)	(112)		
Other finance charges – FRS 17					(15)	(23)		
Loss on ordinary activities before taxation					(500)	(368)		
Borrowings							(1,431)	(1,552)
Cash and short-term deposits							639	566
Deferred tax							5	(6)
Taxation							(83)	(181)
Pension liability							(574)	(606)
Net liabilities per consolidated balance sheet							(510)	(304)

Geographical analysis of turnover by destination

	2005	2004
United Kingdom	386	396
Rest of Europe	774	797
North America	979	1,144
South America	88	78
Asia Pacific	471	501
Africa and Middle East	105	84
Continuing operations	2,803	3,000
Discontinued operations	120	891
	2,923	3,891

*Before exceptional items, goodwill amortisation and goodwill impairment.
**Profit/(loss) on ordinary activities before taxation.

1 Segmental analysis (continued)

	Turnover 2005 £m	Turnover 2004 £m	Operating profit/(loss)* 2005 £m	Operating profit/(loss)* 2004 £m	Loss** 2005 £m	Loss** 2004 £m	Net operating assets 2005 £m	Net operating assets 2004 £m
Geographical analysis by origin for discontinued operations								
United Kingdom	9	48	3	17	(15)	(21)	–	3
Rest of Europe	39	223	–	(10)	(105)	(45)	–	120
North America	54	479	(5)	34	(123)	(67)	–	162
South America	5	24	(1)	(7)	(16)	(10)	–	14
Asia Pacific	12	106	–	–	(38)	(16)	–	45
Africa and Middle East	1	11	–	1	(8)	–	–	2
	120	891	(3)	35	(305)	(159)	–	346

The analysis of turnover by destination for discontinued operations is not materially different from the analysis of turnover by origin shown above.

*Before exceptional items, goodwill amortisation and goodwill impairment.
**Loss on ordinary activities before taxation.

2 Exceptional items and goodwill impairment

	2005 £m	2004 £m
Operating exceptional items		
Restructuring costs	(58)	(76)
Transition costs	(17)	(98)
Refinancing costs	–	(14)
Fixed asset impairment	(63)	(48)
Product recall costs	(30)	–
Total operating exceptional items	(168)	(236)
Goodwill impairment	(27)	(25)
Corporate exceptional items		
Costs of closure		
Within discontinued operations	–	(32)
	–	(32)
Loss on sale of fixed assets		
Within continuing operations	(3)	(7)
Within discontinued operations	–	(1)
	(3)	(8)
Profit/(loss) on disposal of discontinued operations		
– Powerware	199	–
– Hansen	(18)	–
– Marcam	10	–
– Metering	–	259
– Baan	–	95
– Teccor	–	(17)
– Other	(29)	(51)
	162	286
Goodwill charged on sale of discontinued operations	(468)	(391)
Settlement and curtailments (FRS 17)	8	9
Loss on disposal of operations	(298)	(96)
Total corporate exceptional items	(301)	(136)

Analysis of operating exceptional items

	Restructuring costs 2005 £m	Restructuring costs 2004 £m	Fixed asset impairment 2005 £m	Fixed asset impairment 2004 £m
Business				
Process Systems	(7)	(12)	–	(2)
Eurotherm	–	(1)	–	–
APV	(14)	(3)	–	(1)
Rail Systems	(2)	(1)	–	–
Controls	(26)	(19)	(58)	(13)
Businesses for sale	(6)	(13)	(2)	(1)
Corporate costs	(3)	(13)	(3)	(30)
Continuing operations	(58)	(62)	(63)	(47)
Discontinued operations	–	(14)	–	(1)
	(58)	(76)	(63)	(48)

Restructuring costs of £58 million (2004: £76 million) include £26 million (2004: £42 million) of redundancy and severance costs. Transition costs of £17 million (2004: £98 million) have been incurred for the reshaping of the Group. Costs include £12 million of personnel costs and £5 million of professional fees and IT-related costs. All transition costs relate wholly to the Corporate sector. Fixed asset impairments of £63 million (2004: £48 million) relate predominantly to the Controls business. Product recall costs of £30 million (2004: £nil) are attributable wholly to the Controls business.

The Group has undertaken a review of the carrying value of goodwill capitalised on the balance sheet. This review has led to a £27 million impairment charge relating to the Meterpoint business.

Goodwill charged on the disposal of discontinued operations comprises Powerware £437 million, Marcam £10 million and Other £21 million.

The disposals are further analysed as follows:

	2005 £m
Fixed assets	130
Working capital	80
Provisions	(20)
Pension liability	(3)
Net assets divested	187
Advisor and professional fees	20
Other directly related costs	45
Goodwill on disposals	468
Loss on disposal	(298)
Settlement and curtailments (FRS 17)	(8)
Sale consideration	414

The sale consideration was satisfied by cash.

3 Loss on ordinary activities before interest and taxation

	Continuing operations 2005 £m	Discontinued operations 2005 £m	Total 2005 £m	Continuing operations 2004 £m	Discontinued operations 2004 £m	Total 2004 £m
Turnover	2,803	120	2,923	3,000	891	3,891
Cost of sales	(2,058)	(98)	(2,156)	(2,212)	(677)	(2,889)
Gross profit	745	22	767	788	214	1,002
Distribution costs	(18)	(2)	(20)	(23)	(6)	(29)
Administrative costs	(549)	(23)	(572)	(583)	(173)	(756)
Operating profit/(loss)*	178	(3)	175	182	35	217
Operating exceptional items	(168)	–	(168)	(221)	(15)	(236)
Goodwill amortisation	(24)	(4)	(28)	(28)	(25)	(53)
Goodwill impairment	(27)	–	(27)	(2)	(23)	(25)
Total operating loss	**(41)**	**(7)**	**(48)**	(69)	(28)	(97)
Corporate exceptional items	(3)	(298)	(301)	(5)	(131)	(136)
Loss on ordinary activities before interest and taxation	**(44)**	**(305)**	**(349)**	(74)	(159)	(233)

*Before operating exceptional items, goodwill amortisation and goodwill impairment.

Operating exceptional items totalling £168 million (2004: £236 million) together with £27 million (2004: £25 million) of goodwill impairment plus £28 million (2004: £53 million) of goodwill amortisation are classified as administrative costs, which therefore total £795 million (2004: £1,070 million).

4 Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging the following:

	2005 £m	2004 £m
Depreciation of tangible fixed assets		
Owned	73	110
Provision for impairment of goodwill and tangible fixed assets	90	73
Amortisation of goodwill	28	53
Operating lease rentals		
Hire of plant and machinery	18	45
Other	34	38
Research and development	124	165

Auditors' fees

Fees in respect of the audit during the year ended 31 March 2005 were £5 million (2004: £6 million). Fees paid in respect of other services provided by Ernst & Young LLP were: to UK Group companies £2 million (2004: £11 million) and non-UK Group companies £3 million (2004: £4 million). Fees paid in respect of these other services are analysed as follows:

	2005 £m	2004 £m
Taxation advisory services	2	3
Other local statutory reporting and other audit-related services	2	2
IFRS audit and advisory services	1	–
Transaction support relating to acquisitions and disposals	–	6
Provision of services relating to Group financing and working capital management	–	4
	5	15

5 Staff numbers and costs

The average number of people employed by the Group (including directors) during the year was as follows:

	2005	2004
Marketing and distribution	4,278	5,529
Production	27,259	31,943
Technical	2,210	2,968
Finance and administration	2,618	3,162
	36,365	43,602

The aggregate payroll costs of these people were as follows:

	2005 £m	2004 £m
Wages and salaries	769	967
Social security costs	95	117
Pension, post-retirement and other payroll costs	85	112
	949	1,196

Details of directors' emoluments are included in the Remuneration report.

6 Pensions and post-retirement benefits

(i) Pensions and post-retirement benefits

The Group operates many defined contribution and funded defined benefit pension schemes. Contributions to the defined benefit schemes are made in accordance with the recommendations of the independent actuary of the relevant scheme. Complete disclosure of all pension scheme details is not practicable within this report. The most pertinent factors affecting the Group's pension arrangements are discussed below.

The principal Group scheme covering the majority of UK employees is the Invensys Pension Scheme. The Invensys Pension Scheme is a funded defined benefit scheme. The last full actuarial valuation of the Scheme for funding purposes was carried out as at 5 April 2003 by independent actuaries using the projected unit method. The assumptions that have the most effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions in payment.

There are numerous schemes operated by overseas subsidiaries. Of these the largest US scheme is assessed annually, and the other overseas defined benefit schemes are normally assessed periodically by independent actuaries in accordance with local practice.

The Group also operates a number of non-pension post-retirement benefit plans, under which 13,904 employees are eligible to receive benefits after retirement, the majority of which relate to the provision of medical benefits to retired former employees of the Group's subsidiaries in the US. These schemes are generally unfunded. The latest valuations of the principal schemes, covering retiree medical and life insurance plans in certain US subsidiaries, were performed as at 1 January 2004. The assessment was carried out by independent actuaries. The method of accounting for these is similar to that used for defined benefit pension schemes.

The last full valuations of all schemes have been updated to 31 March 2005.

(ii) Defined contribution schemes

Pension costs in respect of defined contribution schemes represented contributions payable in the year and amounted to £8 million (2004: £12 million). At 31 March 2005, there was £1 million of outstanding contributions included in creditors.

(iii) Defined benefit schemes

The Group operates both funded and unfunded pension and post-retirement schemes. There are two main funded defined benefit schemes in the UK and US, together with other smaller schemes in the rest of the world. The Group's overseas subsidiaries also operate certain unfunded schemes, including a number of non-pension post-retirement healthcare plans in the US. The net pension deficits for funded and unfunded schemes are reported on the balance sheet within the pension liability. The major assumptions made when valuing the assets and liabilities of funded and unfunded schemes under FRS 17 are as follows:

For March 2005 the major assumptions are:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare* %	Other %
Major assumptions					
Rates of increase in salaries	4.15	4.00	3.10	–	2.33
Rate of increase to pensions in payment**	3.15	–	1.86	–	1.46
Discount rate for scheme liabilities	5.40	5.75	5.11	5.75	4.78
Inflation rate	2.90	2.50	2.01	–	1.91

For March 2004 the major assumptions were:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare* %	Other %
Major assumptions					
Rates of increase in salaries	4.15	4.00	3.20	–	1.50
Rate of increase to pensions in payment**	3.15	–	1.80	–	1.30
Discount rate for scheme liabilities	5.50	6.00	5.20	6.00	5.10
Inflation rate	2.90	2.50	2.10	–	1.70

For March 2003 the major assumptions were:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare* %	Other %
Major assumptions					
Rates of increase in salaries	3.75	4.00	2.80	–	3.00
Rate of increase to pensions in payment**	3.05	–	1.60	–	1.80
Discount rate for scheme liabilities	5.50	6.50	5.40	6.50	5.90
Inflation rate	2.50	2.50	2.10	–	2.10

*The assumptions used for medical trend rates for beneficiaries of the US healthcare scheme were 11.5% per annum, declining to an ultimate rate of 5.0% in 2013 (2004: 11.5% declining to 5.0%; 2003: 13.0% declining to 5.0%).
**The rate of increase for UK deferred pensions was 2.90% (2004: 2.90%; 2003: 2.50%).

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2005 are:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	8.0	1,300	9.6	256	7.0	114	1,670
Bonds	4.8	2,239	4.5	171	5.0	82	2,492
Other	5.4	48	3.1	207	4.4	30	285
Total market value of assets		3,587		634		226	4,447
Present value of scheme liabilities		(3,885)		(731)		(230)	(4,846)
Deficit in the scheme		(298)		(97)		(4)	(399)
Related deferred tax asset		–		–		–	–
Net pension liability		(298)		(97)		(4)	(399)

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2004 were:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	8.0	1,088	8.5	312	7.7	114	1,514
Bonds	5.0	2,108	3.8	150	5.5	77	2,335
Other	5.4	298	2.0	162	5.1	24	484
Total market value of assets		3,494		624		215	4,333
Present value of scheme liabilities		(3,806)		(738)		(221)	(4,765)
Deficit in the scheme		(312)		(114)		(6)	(432)
Related deferred tax asset		–		–		–	–
Net pension liability		(312)		(114)		(6)	(432)

Notes to the accounts (continued)

6 Pensions and post-retirement benefits (continued)

(iii) Defined benefit schemes (continued)

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2003 were:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	8.0	1,180	9.6	264	7.6	105	1,549
Bonds	5.0	1,932	4.4	233	3.2	54	2,219
Other	8.0	150	2.6	13	4.9	33	196
Total market value of assets		3,262		510		192	3,964
Present value of scheme liabilities		(3,701)		(801)		(231)	(4,733)
Deficit in the scheme		(439)		(291)		(39)	(769)
Related deferred tax asset		2		7		7	16
Net pension liability		(437)		(284)		(32)	(753)

The present value of unfunded scheme liabilities at 31 March 2005 is:

	US healthcare £m	Other £m	Total £m
Present value of liabilities	(56)	(119)	(175)
Related deferred tax asset	–	–	–
Net pension/post-retirement liability	(56)	(119)	(175)

The present value of unfunded scheme liabilities at 31 March 2004 was:

	US healthcare £m	Other £m	Total £m
Present value of liabilities	(57)	(117)	(174)
Related deferred tax asset	–	–	–
Net pension/post-retirement liability	(57)	(117)	(174)

The present value of unfunded scheme liabilities at 31 March 2003 was:

	US healthcare £m	Other £m	Total £m
Present value of liabilities	(74)	(88)	(162)
Related deferred tax asset	26	4	30
Net pension/post-retirement liability	(48)	(84)	(132)

As at 31 March 2005, the total pension liability net of related deferred taxation for funded and unfunded defined benefit schemes is £574 million (2004: £606 million).

The amounts that have been charged to the consolidated profit and loss account* and consolidated statement of total recognised gains and losses under FRS 17 in respect of defined benefit schemes for the year ended 31 March 2005 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Analysis of amounts charged to operating loss**						
Current service cost	(20)	(10)	(7)	–	(4)	(41)
Total operating charge	**(20)**	**(10)**	**(7)**	**–**	**(4)**	**(41)**
Analysis of amounts credited/(charged) to other finance charges – FRS 17						
Expected return on pension scheme assets	203	36	14	–	–	253
Interest on pension scheme liabilities	(204)	(43)	(12)	(3)	(6)	(268)
Net finance (charge)/credit	**(1)**	**(7)**	**2**	**(3)**	**(6)**	**(15)**
Analysis of amounts recognised in the consolidated statement of recognised gains and losses						
Actual return less expected return on scheme assets	36	(9)	5	–	–	32
Experience (losses)/gains arising on the scheme liabilities	(2)	11	(1)	–	1	9
Changes in assumptions underlying the present value of the plan liabilities	(54)	(22)	(7)	(1)	(7)	(91)
Actuarial loss recognised in the consolidated statement of total recognised gains and losses	**(20)**	**(20)**	**(3)**	**(1)**	**(6)**	**(50)**

Total pension service costs charged to the profit and loss account in respect of defined benefit and defined contribution schemes amounted to £49 million (2004: £54 million) including £nil (2004: £1 million) charged to restructuring costs and £1 million (2004: £1 million) charged to loss on disposal of operations.

Regarding rates of contributions for future years, contributions to the UK pension scheme will continue at the rate of 20% of pensionable salaries (circa £19 million) up to the date of the next triennial valuation. In addition, the Company will continue to make supplemental contributions to the plan of £15 million every six months if the plan remains in deficit measured on a FRS 17 basis. Under the main US scheme, the Company's agreement with the Pension Benefit Guaranty Corporation provided for additional contributions of 4% of net proceeds from future disposals.

The amounts that were charged to the consolidated profit and loss account* and consolidated statement of total recognised gains and losses under FRS 17 in respect of defined benefit schemes for the year ended 31 March 2004 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Analysis of amounts charged to operating loss**						
Current service cost	(14)	(14)	(7)	–	(5)	(40)
Past service cost***	(1)	–	(1)	–	–	(2)
Total operating charge	(15)	(14)	(8)	–	(5)	(42)
Analysis of amounts credited/(charged) to other finance charges – FRS 17						
Expected return on pension scheme assets	198	36	11	–	–	245
Interest on pension scheme liabilities	(199)	(48)	(11)	(4)	(6)	(268)
Net finance charge	(1)	(12)	–	(4)	(6)	(23)

*Excluding amounts in respect of settlements and curtailments credited to loss on disposal of businesses, disclosed in note 2.
**And amounts charged to loss on disposal of operations of £1 million (2004: £1 million).
***Comprises £nil (2004: £1 million) charged to restructuring costs and £nil (2004: £1 million) to loss on disposal of operations.

6 Pensions and post-retirement benefits (continued)

(iii) Defined benefit schemes (continued)

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Analysis of amounts recognised in the consolidated statement of recognised gains and losses						
Actual return less expected return on scheme assets	206	113	28	–	–	347
Experience gains/(losses) arising on the scheme liabilities	65	2	12	9	(19)	69
Changes in assumptions underlying the present value of the plan liabilities	(174)	(46)	(20)	(4)	(3)	(247)
Actuarial gain/(loss) recognised in the consolidated statement of total recognised gains and losses	97	69	20	5	(22)	169

The movement in the deficit in the schemes over the year to 31 March 2005 is analysed below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Deficit in scheme at beginning of year*	(312)	(114)	(6)	(57)	(117)	(606)
Transfers (from)/to other schemes	–	–	(6)	–	6	–
Current service cost	(20)	(10)	(7)	–	(4)	(41)
Contributions	53	44	14	–	–	111
Benefit payments	–	–	–	4	8	12
Other finance (charges)/income	(1)	(7)	2	(3)	(6)	(15)
Settlement and curtailments	2	7	–	–	–	9
Net liabilities transferred on disposal	–	–	1	–	2	3
Actuarial loss	(20)	(20)	(3)	(1)	(6)	(50)
Exchange adjustments	–	3	1	1	(2)	3
Deficit in scheme at end of year*	**(298)**	**(97)**	**(4)**	**(56)**	**(119)**	**(574)**

*There is no deferred tax on the deficit at the beginning or end of the year (see note 8(iii)).

The movement in the deficit in the schemes over the year to 31 March 2004 is analysed below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Deficit in scheme at beginning of year	(439)	(291)	(39)	(74)	(88)	(931)
Transfers to/(from) other schemes	–	–	3	–	(3)	–
Reclassified arrangements	–	–	(1)	–	(31)	(32)
Current service cost	(14)	(14)	(7)	–	(5)	(40)
Contributions	41	102	11	–	–	154
Benefit payments	–	–	–	6	11	17
Past service cost	(1)	–	(1)	–	–	(2)
Other finance charges	(1)	(12)	–	(4)	(6)	(23)
Settlement and curtailments	5	4	–	–	–	9
Net liabilities transferred on disposal	–	–	2	–	21	23
Actuarial gain/(loss)	97	69	20	5	(22)	169
Exchange adjustments	–	28	6	10	6	50
Deficit in scheme at end of year	(312)	(114)	(6)	(57)	(117)	(606)

History of amounts recognised in the consolidated statement of total recognised gains and losses

The amounts that have been recognised in the consolidated statement of total recognised gains and losses for the year ended 31 March 2005 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US healthcare	Other	Total
Difference between the expected and actual return on scheme assets:						
– Amount (£m)	36	(9)	5	–	–	32
– Percentage of scheme assets	1%	(1)%	2%	–	–	1%
Experience losses and gains on scheme liabilities:						
– Amount (£m)	(2)	11	(1)	–	1	9
– Percentage of scheme liabilities	–	(2)%	–	–	1%	–
Total amount recognised in the consolidated statement of total recognised gains and losses:						
– Amount (£m)	(20)	(20)	(3)	(1)	(6)	(50)
– Percentage of scheme liabilities	1%	3%	1%	2%	5%	1%

The amounts that were recognised in the consolidated statement of total recognised gains and losses for the year ended 31 March 2004 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US healthcare	Other	Total
Difference between the expected and actual return on scheme assets:						
– Amount (£m)	206	113	28	–	–	347
– Percentage of scheme assets	6%	18%	13%	–	–	8%
Experience gains and losses on scheme liabilities:						
– Amount (£m)	65	2	12	9	(19)	69
– Percentage of scheme liabilities	2%	–	5%	16%	16%	1%
Total amount recognised in the consolidated statement of total recognised gains and losses:						
– Amount (£m)	97	69	20	5	(22)	169
– Percentage of scheme liabilities	3%	9%	9%	9%	19%	3%

6 Pensions and post-retirement benefits (continued)

(iii) Defined benefit schemes (continued)

The amounts that were recognised in the consolidated statement of total recognised gains and losses for the year ended 31 March 2003 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US healthcare	Other	Total
Difference between the expected and actual return on scheme assets:						
– Amount (£m)	(592)	(125)	(9)	–	–	(726)
– Percentage of scheme assets	(18)%	(25)%	(5)%	–	–	(18)%
Experience gains and losses on scheme liabilities:						
– Amount (£m)	67	8	(23)	(5)	(13)	34
– Percentage of scheme liabilities	2%	1%	10%	7%	15%	1%
Total amount recognised in the consolidated statement of total recognised gains and losses:						
– Amount (£m)	(746)	(211)	(54)	(15)	(12)	(1,038)
– Percentage of scheme liabilities	20%	26%	23%	20%	14%	21%

7 Net interest payable and similar charges

	2005 £m	2004 £m
Interest payable on bank loans and overdrafts	(55)	(54)
Interest payable on other loans	(81)	(41)
Other	(19)	(30)
	(155)	(125)
Interest receivable	19	13
	(136)	(112)

8 Taxation charge/(credit) on loss on ordinary activities

(i) Analysis of taxation charge/(credit)

	2005 £m	2004 £m
UK corporation tax		
– Current tax on income for the year	10	37
– Adjustments in respect of prior years	(27)	(6)
	(17)	31
– Double taxation relief	(9)	(34)
	(26)	(3)
Foreign tax		
– Current tax on income for the year	24	39
– Adjustments in respect of prior years	(14)	(59)
	10	(20)
Total current taxation credit	(16)	(23)
Deferred tax		
– Origination and reversal of timing differences	1	(3)
– Changes in tax rates and laws	–	3
– Adjustments in respect of prior years	–	(12)
– Adjustments to estimated recoverable deferred tax assets arising in prior years	(1)	–
	–	(12)
Taxation credit on loss on ordinary activities	**(16)**	(35)

The UK current year corporation tax of £10 million (2004: £37 million) includes tax of £9 million (2004: £34 million) on dividends and other income receivable from overseas subsidiary undertakings.

We have continued to make progress in agreeing our prior year tax liabilities. During the year settlements of matters in dispute were reached in a number of territories. Greater clarity was also obtained on a number of other items under discussion with tax authorities. As a result, we have released £41 million of provisions which have been taken as current tax credits relating to prior years.

The tax credit on corporate exceptional items is £5 million (2004: charge of £1 million). The credit represents a £nil foreign current tax charge (2004: £1 million) on disposal of businesses in the year and a foreign current tax credit for prior year items of £5 million (2004: £nil).

In addition, a tax charge of £8 million was incurred in the prior year as a result of a reorganisation undertaken in preparation for disposals which were not completed as a result of the Group's refinancing that year. This was included within the ordinary tax charge for 2004.

(ii) Factors affecting the taxation credit

	2005 £m	2004 £m
Loss on ordinary activities before taxation	(500)	(368)
Tax credit on ordinary activities at 30%	(150)	(110)
Adjustments in respect of prior years' current tax	(41)	(65)
Exceptional items after the impact of tax losses and exempt capital gains/losses	91	42
Current year tax losses and other timing differences not recognised	60	67
Utilisation of tax losses brought forward	(7)	(13)
Overseas rate differences	3	14
Impairment of goodwill	8	8
Tax on disposals not completed	–	8
Other, including non-deductible goodwill amortisation	20	26
Total current taxation credit	**(16)**	(23)

(iii) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets, except where there is a commitment to dispose of these assets. Such gains would only become taxable if the assets were sold without it being possible to claim rollover relief or offset existing capital losses. The Group does not expect any tax to become payable in the foreseeable future.

No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued out of those earnings.

Tax losses with a value of £350 million (2004: £300 million) have not been recognised as their utilisation is uncertain or is not currently anticipated. The increase in tax losses not recognised during the year is largely attributable to current year tax losses. No deferred tax has been recognised in respect of net pension and post-retirement liabilities as the reversal of these timing differences is expected to increase tax losses.

9 Loss attributable to the parent company

The loss dealt with in the accounts of the parent company, Invensys plc, is £24 million (2004: £77 million). In accordance with the exemption granted under section 230 of the Companies Act 1985, a separate profit and loss account for the Company has not been presented.

10 (Loss)/earnings per share

	2005	2004
(Loss)/earnings per share		
Basic	(8.3)p	(9.0)p
Total Group*	0.1p	1.2p
Diluted	(8.3)p	(9.0)p
Average number of shares (millions)		
Basic	5,687	3,661
(Loss)/profit (£ million)		
Basic	(473)	(328)
Total Group		
Operating profit*	175	217
Net interest payable	(136)	(112)
Other finance charges – FRS 17	(15)	(23)
Operating profit less finance costs	24	82
Tax on operating profit less finance costs	(28)	(44)
Minority interests	11	5
	7	43

*Before exceptional items, goodwill amortisation and goodwill impairment.

The basic loss per share has been calculated using 5,687 million shares (2004: 3,661 million), being the weighted average number of shares in issue during the year, and the loss after taxation and minority interests of £473 million (2004: £328 million).

Earnings per share is also calculated by reference to earnings for the total Group, before exceptional items, goodwill amortisation and goodwill impairment with an underlying tax charge of £28 million (2004: £44 million) since the directors consider that this gives a useful additional indication of underlying performance.

The diluted loss per share has been calculated in accordance with FRS 14, Earnings per share (FRS 14), using 5,689 million shares (2004: 3,661 million), being the total of the weighted average number of shares in issue and relevant options outstanding during the year, and the loss after taxation and minority interests of £473 million (2004: £328 million). In accordance with FRS 14 the diluted loss per share calculations are without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

11 Intangible fixed assets – goodwill

	£m
Group	
Cost	
At beginning of year	731
Additions	1
Disposals	(222)
Exchange adjustments	(7)
At end of year	503
Amortisation	
At beginning of year	253
Charge for the year	28
Provision for impairment	27
Disposals	(87)
Exchange adjustments	(3)
At end of year	218
Net book value	
At end of year	**285**
At beginning of year	478

Notes to the accounts (continued)

12 Tangible fixed assets

	Group		
	Land and buildings £m	Plant and equipment £m	Total £m
Cost			
At beginning of year	304	1,123	1,427
Additions	5	53	58
Disposal of subsidiary undertakings	(54)	(176)	(230)
Disposals	(31)	(103)	(134)
Exchange adjustments	–	(5)	(5)
At end of year	224	892	1,116
Depreciation			
At beginning of year	55	712	767
Charge for the year	6	67	73
Provision for impairment	28	35	63
Disposal of subsidiary undertakings	(6)	(94)	(100)
Disposals	(27)	(98)	(125)
Exchange adjustments	–	(4)	(4)
At end of year	56	618	674
Net book value			
At end of year	**168**	**274**	**442**
At beginning of year	249	411	660

Amounts included in respect of assets held under finance leases are:

	Group		
	Land and buildings £m	Plant and equipment £m	Total £m
Net book value			
At end of year	3	1	4
At beginning of year	3	–	3

There was £nil depreciation charged in the year in respect of assets held under finance leases.

The net book value of land and buildings comprises:

	Group 2005 £m	Group 2004 £m
Freehold	149	221
Long leasehold	2	5
Short leasehold	15	23
In the course of construction	2	–
	168	249

13 Investments

	Group			Company
	Associated undertakings £m	Other fixed asset investments £m	Current asset investments £m	Subsidiary undertakings £m
Cost				
At beginning of year	1	24	20	4,346
Additions	–	–	1	–
Disposal of subsidiary undertakings	–	–	(2)	–
Disposals	–	–	(6)	(1,326)
Exchange adjustments	–	(1)	–	–
At end of year	1	23	13	3,020
Amounts written off				
At beginning of year	–	(8)	–	(218)
Decrease during year	–	1	–	–
Disposals	–	–	–	215
At end of year	–	(7)	–	(3)
Net book value				
At end of year	**1**	**16**	**13**	**3,017**
At beginning of year	1	16	20	4,128

Group investments at net book value comprise:

	Associated undertakings 2005 £m	Associated undertakings 2004 £m	Other fixed asset investments 2005 £m	Other fixed asset investments 2004 £m	Current asset investments 2005 £m	Current asset investments 2004 £m
Listed shares						
Overseas	–	–	8	8	–	–
Unlisted shares	1	1	8	8	–	–
Other	–	–	–	–	13	20
	1	1	16	16	13	20

The market value of listed shares within other fixed asset investments at 31 March 2005 was £11 million (2004: £11 million).

Current asset investments include £12 million (2004: £19 million) of surplus properties held for resale.

Details of the Group's principal subsidiary undertakings have been included on page 72.

14 Stocks

	Group 2005 £m	Group 2004 £m
Raw materials and consumables	124	175
Long-term contract work in progress	22	21
Other work in progress	46	56
Finished goods	85	128
	277	380
Progress payments received:		
long-term contracts	(11)	(4)
	266	376

The current replacement cost of stocks does not differ materially from the historical cost stated above.

Notes to the accounts (continued)

15 Debtors

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Amounts falling due within one year:				
Trade debtors	522	629	–	–
Amounts recoverable on long-term contracts	168	164	–	–
Amounts owed by subsidiary undertakings	–	–	118	–
Amounts owed by associated undertakings	1	1	–	–
Other debtors	100	151	–	2
Prepayments and accrued income	87	98	6	–
	878	1,043	**124**	2
Amounts falling due after more than one year:				
Amounts owed by subsidiary undertakings	–	–	–	861
Deferred tax asset (note 20)	8	8	–	–
Other debtors	26	30	–	3
	34	38	–	864

16 Creditors: amounts falling due within one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Bank and other loans (note 18)	27	53	24	32
Bank overdrafts	1	4	–	–
Finance leases (note 19)	1	1	–	–
Short-term borrowings	**29**	58	**24**	32
Payments received on account	123	105	–	–
Trade creditors	307	415	–	–
Bills of exchange	–	4	–	–
Amounts owed to subsidiary undertakings	–	–	16	–
Corporation tax	83	181	–	–
Sales, social security and payroll taxes	28	33	–	–
Other creditors	101	94	–	19
Accruals and deferred income	212	233	6	–
Other creditors	**854**	1,065	**22**	19

17 Creditors: amounts falling due after more than one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Bank and other loans (note 18)	1,400	1,492	747	832
Finance leases (note 19)	2	2	–	–
Long-term borrowings	**1,402**	1,494	**747**	832
Amounts owed to subsidiary undertakings	–	–	–	1,720
Other creditors	17	23	–	19
Other creditors	**17**	23	–	1,739

18 Bank and other loans

(i) Bank and other loans falling due after more than one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Repayable otherwise than by instalments:				
Repayable wholly within five years	405	286	107	136
Repayable wholly beyond five years	640	1,203	640	696
Repayable by instalments:				
Repayable within five years	355	3	–	–
	1,400	1,492	747	832
Repayable over one but not more than two years	18	5	1	–
Repayable over two but not more than five years	742	284	106	136
Repayable beyond five years	640	1,203	640	696
	1,400	1,492	747	832

Certain loans for the Group and Company totalling £650 million (2004: £659 million) were drawn from committed credit facilities as at 31 March 2005. These are repayable within 12 months of the balance sheet date but have been classified as due after more than one year as the relevant facilities extend beyond one year.

Loans and overdrafts amounting to £653 million (2004: £669 million) are secured by charges, mortgages or liens on certain fixed assets, debtors or stocks, of which £3 million (2004: £6 million) are classified as amounts falling due within one year.

(ii) Loan repayment dates and interest rates

Loans repayable within one year as at 31 March 2005 have the following repayment dates:

Repayable	Committed facility £m	Interest basis	Interest rate (if fixed) %	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Bank loans							
Other	–	Various	–	3	19	–	–
	–			3	19	–	–
Other loans							
April 2005 (€35 million)[1]	24	Fixed	5.50	24	32	24	32
Other	–	Various	–	–	2	–	–
	24			24	34	24	32
	24			27	53	24	32

Loans repayable beyond one year and within five years as at 31 March 2005 have the following repayment dates and interest rates:

Repayable	Committed facility £m	Interest basis	Interest rate (if fixed) %	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Bank loans							
March 2009 bonding facility[2]	176	Floating	–	25	126	–	–
March 2009	197	Floating	–	–	12	–	–
September 2009	363	Floating	–	355	251	–	–
December 2009	262	Floating	–	256	256	–	–
	998			636	645	–	–
Other loans							
January 2007 (US$1.6 million)[3]	1	Fixed	7.125	1	136	1	136
January 2010 (US$200 million)[3]	106	Fixed	6.5	106	109	106	109
Other	10	Various	–	17	15	–	–
	117			124	260	107	245
	1,115			760	905	107	245

1 Issued under the Company's medium-term note programme.
2 The bonding facility is only able to be drawn as cash to finance or refinance cash collateral. The available facility at 31 March 2005 is £389 million of which £213 million is drawn other than as a cash advance.
3 Senior notes issued in the United States under Rule 144A of the Securities Act of 1933.

18 Bank and other loans (continued)

Other loans repayable beyond five years as at 31 March 2005 have the following repayment dates and interest rates:

Repayable	Committed facility £m	Interest basis	Interest rate (if fixed) %	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Other loans							
March 2011 (US$550 million)[1]	291	Fixed	9.875	280	284	280	284
March 2011 (€540 million)[1]	372	Fixed	9.875	360	303	360	303
	663			640	587	640	587
Total of bank and other loans	1,802			1,427	1,545	771	864

[1] Senior notes issued in the United Kingdom under the Financial Services and Markets Act 2000.

Bank and other loans includes amounts of £10 million drawn from other than committed facilities.

The floating rate facilities repayable in 2009 bear interest at a rate equal to the relevant interbank rate, together with a margin of between 3.0% and 4.75%.

(iii) Undrawn committed facilities

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Expiring in more than two years	348	899	–	–
	348	899	–	–

As at 31 March 2005, the committed syndicated loan facilities available to the Group include (a) a £272 million (US$514 million) non-revolving single currency loan facility which ceases to be available in September 2009; (b) a £91 million (€133 million) non-revolving single currency loan facility which ceases to be available in September 2009; (c) a £103 million (€150 million) second lien non-revolving single currency loan facility which ceases to be available in December 2009; (d) a £159 million (US$300 million) second lien non-revolving single currency loan facility which ceases to be available in December 2009; (e) a £197 million revolving multi-currency loan facility which ceases to be available in March 2009; and (f) a £389 million bonding facility which ceases to be available in March 2009.

19 Finance lease commitments

At 31 March 2005 future minimum payments under finance leases and similar hire purchase arrangements are as follows:

	Group 2005 £m	Group 2004 £m
Payable within one year	1	1
Payable between one and two years	2	2
Total gross payments	3	3
Less: finance charges included above	–	–
	3	3

20 Provisions for liabilities and charges

	Warranties £m	Restructuring £m	Environmental £m	Other £m	Deferred taxation £m	Total £m
Group						
At beginning of year	12	13	55	162	14	256
Disposal of subsidiary undertakings	(7)	–	–	(2)	(11)	(20)
Charged in year	37	58	–	32	–	127
Released in year	(1)	–	–	(4)	–	(5)
Utilised in year	(9)	(49)	(12)	(79)	–	(149)
Exchange adjustments	–	–	(1)	–	–	(1)
At end of year	**32**	**22**	**42**	**109**	**3**	**208**

Warranties are provided in the normal course of business based on an assessment of future claims with reference to past claims. Such costs are generally incurred over the product life cycle.

Restructuring provisions cover committed costs which are expected to be incurred within one year of the balance sheet date.

Provisions for environmental remediation are made when a clean-up is probable and the amount reasonably determinable. This generally coincides with a commitment to a formal plan or, if earlier, on divestment or closure of inactive sites. These costs are expected to be incurred over the next 10 years.

Other provisions principally relate to onerous lease rentals in respect of vacant property, other onerous contracts and legal claims. These liabilities are anticipated largely to crystallise within the next five years. Included within Other provisions is £20 million recorded in the books of the Company which moved as follows: £29 million opening balance and £9 million utilised in the year.

Net deferred taxation

The movement for the year in the net deferred tax provision is as follows:

	£m
At beginning of year	6
Disposal of subsidiary undertakings	(11)
At end of year	(5)

The net deferred tax provision is included within:

	2005 £m	2004 £m
Debtors (note 15)	(8)	(8)
Provisions for liabilities and charges	3	14
	(5)	6

Deferred tax assets and liabilities are analysed as follows:

	Amount provided 2005 £m	Amount provided 2004 £m
Group		
Accelerated capital allowances	35	55
Tax losses	(8)	(8)
Other timing differences	(32)	(41)
	(5)	6

Company

The Company's deferred tax provision is £nil (2004: £nil).

21 Called up share capital

Authorised and issued share capital

The authorised share capital of the Company at 31 March 2005 was 56,005 million ordinary shares of 1p each (2004: 56,005 million ordinary shares of 1p each) and 3,500 million deferred shares of 24p each (2004: 3,500 million deferred shares of 24p each).

The issued, allotted and fully paid share capital was as follows:

	Group and Company 2005		Group and Company 2004	
	Number of shares million	£m	Number of shares million	£m
Ordinary shares of 1p each	5,687	57	5,687	57
Deferred shares of 24p each	–	–	3,500	840
	5,687	**57**	9,187	897

21 Called up share capital (continued)

Authorised and issued share capital (continued)

A reconciliation of the authorised and issued share capital at 31 March 2005 and at 31 March 2004 for the Group and the Company is as follows:

	Authorised	Issued, allotted and fully paid	Authorised	Issued, allotted and fully paid
	Number of shares million	Number of shares million	Share capital £m	Share capital £m
At beginning of year	59,505	9,187	1,400	897
Cancellation of deferred shares of 24p each	–	(3,500)	–	(840)
At end of year	59,505	5,687	1,400	57

During the year, 3,499,780,822 deferred shares of 24p each were cancelled, in accordance with their terms of issue. This cancellation has resulted in a transfer of £840 million from share capital to the capital redemption reserve (see note 22).

Employee share plans

During the year the Company issued 2,957 ordinary shares pursuant to the exercise of options under the Invensys Savings Related Share Option Scheme.

On 24 June 2004, 30 September 2004, 1 December 2004 and 21 December 2004 conditional awards over 31,325,034 shares, 2,200,000 shares, 7,550,000 shares and 300,000 shares respectively were granted under the Invensys 1998 Senior Executive Long Term Incentive Plan (LTIP). The awards are subject to a three-year performance period from the date of award after which, if the performance requirement is met, the shares will be released and will be subject to a further two-year retention period. Outstanding awards under the LTIP at 31 March 2005, which subject to satisfaction of the performance requirement and retention period, will be released at various dates between 2007 and 2010, were 71,601,077 (2004: 31,860,520).

Outstanding options under the Company's various executive share option schemes at 31 March 2005, exercisable at various dates between 2005 and 2014 at various prices between 24.09p and 603.832p per ordinary share, and at an average price of 227.33p per ordinary share, were 122,073,953 (2004: 151,644,700).

In addition, on 1 June 2004, an executive share option over 5,000,000 shares exercisable at 16.55p per share was granted, 50% exercisable from 21 November 2005 to 31 May 2014 and 50% exercisable from 21 May 2007 to 31 May 2014.

On 26 July 2004, options over 9,862,741 shares exercisable after three years at 14.00p were granted under the Invensys Savings Related Share Option Scheme. Outstanding options under the Company's various savings related share option schemes at 31 March 2005, exercisable at various dates between 2005 and 2010 and at various prices between 14.00p and 339.881p per ordinary share, and at an average price of 51.20p per ordinary share, were 25,498,165 (2004: 41,566,541).

In addition, as at 31 March 2005, options over 455,571 (2004: 1,690,096) Invensys International Holdings Limited (formerly BTR plc) ordinary shares remained outstanding under the BTR Savings Related Share Option Scheme. Subject to the rules of the Scheme, these options remain exercisable during their normal exercise period following maturity. Upon exercise the Invensys International Holdings Limited ordinary shares which are issued are automatically transferred to the Company in consideration of the issue of new Invensys ordinary shares on the basis of 0.533 for every Invensys International Holdings Limited ordinary share and will also be adjusted accordingly as a consequence of the Placing and open offer that took place in March 2004.

22 Reserves

	Share premium account £m	Capital redemption reserve £m	Capital reserve £m	Profit and loss account £m
Group				
At beginning of year	440	83	2,509	(4,398)
Loss for the financial year	–	–	–	(473)
Cancellation of deferred shares of 24p each (note 21)	–	840	–	–
Unvested restricted shares (UITF 17)	–	–	–	1
Goodwill written back on disposals	–	–	333	–
Actuarial loss recognised on pension schemes	–	–	–	(50)
Exchange on goodwill	–	–	13	(13)
Exchange adjustments	–	–	–	15
At end of year	**440**	**923**	**2,855**	**(4,918)**

Exchange movements include a transfer of £13 million from the profit and loss account to the capital reserve due to the retranslation of goodwill denominated in the local currencies of acquisitions made.

The credit of £1 million for unvested restricted shares relates to amounts charged to the profit and loss account under UITF 17 and credited to reserves.

The goodwill written back on disposals of £333 million is the goodwill attributable to disposals made during the year which has been charged through the profit and loss account.

The cumulative amount of goodwill resulting from acquisitions which has been written off between 1 April 1984 and 4 April 1998, and which remains in reserves, is £1,532 million (2004: £1,878 million) which has been charged to the capital reserve.

	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Profit and loss account £m
Company				
At beginning of year	440	83	927	31
Loss for the financial year	–	–	–	(24)
Cancellation of deferred shares of 24p each	–	840	–	–
At end of year	**440**	**923**	**927**	**7**

During the year, 3,499,780,822 deferred shares of 24p each were cancelled, in accordance with their terms of issue. This cancellation has resulted in a transfer of £840 million from share capital to the capital redemption reserve.

The directors consider that £1,373 million of the profit and loss account of Invensys plc is non-distributable, as it arises from the profit on transfer of Group companies to other Group companies where there was no qualifying consideration.

The profit and loss account at 31 March 2005 is analysed as follows:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Profit and loss account excluding pension liability	(4,106)	(3,636)	7	31
Pension reserve	(812)	(762)	–	–
Profit and loss account	**(4,918)**	(4,398)	**7**	31

23 Minority interests

	2005 £m	2004 £m
Equity interests: minorities' share of net assets of subsidiaries	131	163
Non-equity interests	2	2
	133	165

24 Commitments

Capital expenditure

Capital expenditure contracted at the balance sheet date but for which no provision has been made in the accounts amounted to £6 million (2004: £7 million).

Operating leases

As at 31 March 2005, the Group had annual commitments under non-cancellable operating leases as follows:

	Land and buildings 2005 £m	Other 2005 £m	Total 2005 £m	Land and buildings 2004 £m	Other 2004 £m	Total 2004 £m
Group						
Leases expiring:						
Within one year	3	3	6	8	4	12
Between two and five years	10	8	18	20	13	33
More than five years	22	1	23	22	–	22
	35	12	47	50	17	67

The Company has no operating lease obligations.

25 Contingent liabilities

Group

The Group has contingent liabilities arising in the ordinary course of business and from past disposals from which it is anticipated that the likelihood of any material liabilities arising is remote.

Neither Invensys, nor any other member of the Group, is engaged in, nor (so far as the directors are aware) has pending, or threatened by, or against it any legal or arbitration proceedings which may have a significant effect on the financial position of the Group.

Company

The Company has contingent liabilities in respect of guarantees of subsidiary undertakings, bank loans and overdrafts and bank indemnities totalling £990 million (2004: £737 million).

Notes to the accounts (continued)

26 Cash flow statement

	2005 £m	2004 £m
Reconciliation of operating loss before interest and tax to net cash inflow/(outflow) from operating activities		
Total operating loss	(48)	(97)
Depreciation charge	73	110
Non-cash charge for share option schemes (UITF 17)	2	–
Provision for impairment charged to operating loss	90	73
Amortisation of goodwill	28	53
Cash costs of closures	–	(3)
Decrease in stocks	16	10
Decrease/(increase) in debtors	35	(179)
Decrease in creditors and provisions	(21)	(43)
Movement in pensions	(83)	(131)
Net cash inflow/(outflow) from operating activities	**92**	(207)

Analysis of cash flows for headings netted in the cash flow statement

	2005 £m	2004 £m
Returns on investments and servicing of finance		
Interest received	18	13
Interest paid	(130)	(132)
Dividends paid to minority interests	(14)	(2)
Net cash outflow for returns on investments and servicing of finance	**(126)**	(121)
Taxation		
UK corporation tax paid	(38)	(9)
Overseas tax paid	(38)	(64)
Net cash outflow for tax paid	**(76)**	(73)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(60)	(126)
Sale of tangible fixed assets	2	4
Sale of trade investments	–	7
Net cash outflow for capital expenditure and financial investment	**(58)**	(115)
Acquisitions and disposals		
Purchase of subsidiary undertakings	(1)	(2)
Sale of subsidiary undertakings*	381	497
Net cash disposed of on sale of subsidiary undertakings	(18)	(10)
Sale of associated undertakings	–	2
Purchase of minority interests	(1)	(1)
Net cash inflow for acquisitions and disposals	**361**	486
Management of liquid resources**		
Short-term deposits withdrawn/(made)	32	(43)
Net cash inflow/(outflow) from management of liquid resources	**32**	(43)

*In 2005, the disposal proceeds received comprised cash of £420 million less £39 million of other directly related cash costs (including advisor and professional fees).
**Liquid resources are current asset investments which are readily convertible into cash or traded in an active market and may be disposed of without disrupting the running of the business.

	2005 £m	2004 £m
Financing		
Issue of ordinary share capital	–	470
Share issue expenses	–	(22)
Cash inflow from issue of ordinary shares	–	448
Debt due within one year:		
Increase in short-term borrowings	–	231
Repayment of short-term borrowings	(52)	(322)
Debt due beyond one year:		
Increase in long-term borrowings	226	1,215
Repayment of long-term borrowings	(284)	(1,288)
Capital element of finance lease rental payments	–	(1)
Cash outflow from decrease in debt	**(110)**	(165)
Net cash (outflow)/inflow from financing	(110)	283

Analysis of changes to net debt

	At 1 April 2004 £m	Cash flow £m	Other movements* £m	Exchange movement £m	At 31 March 2005 £m
Cash at bank and in hand	409	112	–	(8)	513
Overdrafts	(4)	3	–	–	(1)
		115			
Debt due within one year	(53)	52	(25)	(1)	(27)
Debt due after one year	(1,492)	58	20	14	(1,400)
Finance leases	(3)	–	–	–	(3)
		110			
Short-term deposits	157	**(32)**	–	1	126
Total	**(986)**	**193**	**(5)**	**6**	**(792)**
Cash at bank and in hand	409				513
Short-term deposits	157				126
Cash and short-term deposits	**566**				**639**

*Other movements comprise the reclassification of £25 million EMTN debt from Debt due after one year to Debt due within one year in line with its maturity date together with a £2 million transfer of facility fees in respect of the Group's refinancing from prepayments less £7 million amortisation of facility fees within debt.

Reconciliation of net cash inflow/(outflow) from operating activities to free cash flow, excluding legacy payments

	2005 £m	2004 £m
Net cash inflow/(outflow) from operating activities	92	(207)
Add back:		
Costs of closures	–	3
Disposal working capital	11	29
Deduct:		
Net interest paid	(112)	(119)
Taxation	(76)	(73)
Capital expenditure and financial investment	(58)	(115)
Free cash flow including legacy payments	(143)	(482)
Add back legacy payments	181	442
Free cash flow excluding legacy payments	38	(40)

Restricted cash and short-term deposits

The refinancing undertaken in 2004 provided for the allocation of certain funds to deal with the Group's legacy liabilities. Such funds are to be held in an escrow account. At 31 March 2005, the balance in this account was £309 million (2004: £2 million) although further funds remain to be drawn down. In addition, £111 million (2004: £204 million) of cash and short-term deposits is cash collateral held for a variety of reasons in the ordinary course of business to provide security to third parties.

27 Financial risk management

Disclosures on financial risk management, treasury policies and use of derivatives are also included in the Financial review within the Management discussion and analysis section.

Short-term debtors and creditors that meet the definition under FRS 13 have been excluded from all numerical disclosures in this note except for the analysis of net currency exposure.

(i) Fair values of financial instruments used for risk management

The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates translated at year end exchange rates, except for unlisted fixed asset investments which are given a fair value as book value. The book value of unlisted fixed asset investments at 31 March 2005 is £8 million (2004: £8 million).

The fair value of financial instruments at 31 March was:

	Book value 2005 £m	Fair value 2005 £m	Book value 2004 £m	Fair value 2004 £m
Primary financial instruments held or issued to finance the Group's operations				
Short-term borrowings and current portion of long-term borrowings	(29)	(29)	(58)	(58)
Long-term borrowings	(1,402)	(1,472)	(1,494)	(1,503)
Cash and short-term deposits	639	639	566	566
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps and similar instruments	(1)	1	–	16
Derivative financial instruments held or issued to hedge the currency exposure on expected future sales				
Forward foreign currency contracts	–	2	–	5
Other financial assets/(liabilities)				
Fixed asset investments	16	16	16	16
Other assets	5	5	3	3
Provisions	(41)	(41)	(50)	(50)

The Group has, in the ordinary course of business, provided indemnities to banks in respect of performance guarantees issued to customers. It is not practical to estimate the fair value of such indemnities as the likelihood of any material liability arising from them is considered remote.

(ii) Interest rate exposure of financial assets and liabilities

After taking into account the various interest rate and cross currency swaps, forward foreign exchange contracts and other derivative financial instruments entered into by the Group, the currency and interest rate exposure of the financial assets and liabilities of the Group as at 31 March was:

	Financial assets 2005				Financial liabilities 2005				
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Net financial assets/ (liabilities) 2005 £m
Sterling	–	151	5	156	–	(157)	(6)	(163)	(7)
Euro	–	410	9	419	(384)	(195)	(10)	(589)	(170)
United States dollar	–	174	–	174	(521)	(318)	(23)	(862)	(688)
Australian dollar	–	17	–	17	–	(1)	(2)	(3)	14
Japanese yen	–	66	5	71	(10)	(104)	–	(114)	(43)
Other	–	85	–	85	(1)	(3)	–	(4)	81
	–	903	19	922	(916)	(778)	(41)	(1,735)	(813)
Of which:									
Cash and short-term deposits				639				–	639
Gross borrowings				–				(1,431)	(1,431)
Derivative financial instruments				262				(263)	(1)
Trade investments				16				–	16
Other financial assets				5				–	5
Other financial liabilities				–				(41)	(41)
				922				(1,735)	(813)

	Financial assets 2004				Financial liabilities 2004				
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Net financial assets/ (liabilities) 2004 £m
Sterling	–	218	17	235	–	(96)	(19)	(115)	120
Euro	1	239	20	260	(336)	(106)	(12)	(454)	(194)
United States dollar	–	215	5	220	(636)	(560)	(16)	(1,212)	(992)
Australian dollar	–	40	–	40	–	(2)	(2)	(4)	36
Japanese yen	–	78	9	87	(18)	(112)	–	(130)	(43)
Other	1	96	1	98	(4)	(37)	(1)	(42)	56
	2	886	52	940	(994)	(913)	(50)	(1,957)	(1,017)

Of which:			
Cash and short-term deposits	566	–	566
Gross borrowings	–	(1,552)	(1,552)
Derivative financial instruments	355	(355)	–
Trade investments	16	–	16
Other financial assets	3	–	3
Other financial liabilities	–	(50)	(50)
	940	(1,957)	(1,017)

Floating rate financial assets attract interest based on relevant national LIBID equivalent. At 31 March 2005 fixed asset trade investments of £16 million (2004: £16 million) were held on a long-term basis. Cash and short-term deposits include deposits on money markets at daily and monthly rates.

Included in the above interest rate exposure analysis of financial assets and liabilities are floating rate derivative financial instruments, comprising forward foreign exchange contracts and cross currency swaps, entered into by the Group to adjust the currency profile of borrowings used to hedge underlying net assets of foreign subsidiary undertakings. These contracts have created currency assets and liabilities as follows:

	Assets 2005 £m	Liabilities 2005 £m	Net 2005 £m	Assets 2004 £m	Liabilities 2004 £m	Net 2004 £m
Sterling	–	(153)	(153)	129	–	129
Euro	249	–	249	187	–	187
United States dollar	–	(8)	(8)	–	(189)	(189)
Australian dollar	6	–	6	15	–	15
Japanese yen	–	(102)	(102)	–	(105)	(105)
Other	7	–	7	11	(48)	(37)
	262	(263)	(1)	342	(342)	–

The interest rate profile of fixed rate financial assets and liabilities is analysed below:

	Weighted average interest rate (%) of fixed rate assets 2005	Weighted average years to maturity of fixed rate assets 2005	Weighted average interest rate (%) of fixed rate liabilities 2005	Weighted average years to maturity of fixed rate liabilities 2005	Weighted average interest rate (%) of fixed rate assets 2004	Weighted average years to maturity of fixed rate assets 2004	Weighted average interest rate (%) of fixed rate liabilities 2004	Weighted average years to maturity of fixed rate liabilities 2004
Sterling	–	–	–	–	–	–	4.8	1.0
Euro	–	–	9.6	5.6	2.7	0.1	10.3	6.4
United States dollar	–	–	7.4	4.8	2.9	0.2	7.9	5.2
Australian dollar	–	–	–	–	–	–	–	–
Japanese yen	–	–	1.0	1.8	–	–	0.6	2.3
Other	–	–	5.9	1.4	2.6	0.3	7.6	0.5
Weighted average	–	–	8.3	5.1	2.7	0.2	8.6	5.5

The floating rate borrowings bear interest at relevant national LIBOR equivalents.

27 Financial risk management (continued)

(iii) Currency exposure of financial assets and liabilities

The tables below show the net unhedged monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. At 31 March, these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)						
Functional currency of Group operations	Sterling 2005 £m	Euro 2005 £m	US dollar 2005 £m	Australian dollar 2005 £m	Japanese yen 2005 £m	Other 2005 £m	Total 2005 £m
Sterling	–	2	–	–	–	(1)	1
Euro	(3)	–	(1)	–	–	–	(4)
United States dollar	(2)	2	–	–	(3)	(1)	(4)
Australian dollar	(2)	–	4	–	–	(2)	–
Japanese yen	–	–	–	–	–	4	4
Other	7	9	19	–	–	(1)	34
	–	13	22	–	(3)	(1)	31

	Net foreign currency monetary assets/(liabilities)						
Functional currency of Group operations	Sterling 2004 £m	Euro 2004 £m	US dollar 2004 £m	Australian dollar 2004 £m	Japanese yen 2004 £m	Other 2004 £m	Total 2004 £m
Sterling	–	(6)	(4)	–	1	2	(7)
Euro	(11)	–	3	–	(2)	–	(10)
United States dollar	(1)	–	–	–	(3)	(22)	(26)
Australian dollar	(20)	(1)	7	–	–	5	(9)
Japanese yen	–	–	2	–	–	3	5
Other	(2)	5	5	(1)	(1)	(8)	(2)
	(34)	(2)	13	(1)	(5)	(20)	(49)

(iv) Hedges

Unrecognised gains and losses on hedges:

	Gains 2005 £m	Losses 2005 £m	Total gains/ (losses) 2005 £m	Gains 2004 £m	Losses 2004 £m	Total (losses)/ gains 2004 £m
At beginning of year	26	(7)	19	2	(21)	(19)
Arising in previous years that were recognised in the year	(24)	7	(17)	–	21	21
Arising before beginning of year that were not recognised in the year	2	–	2	2	–	2
Arising in the year that were not recognised in the year	3	(1)	2	24	(7)	17
At end of year	5	(1)	4	26	(7)	19
Expected to be recognised:						
In one year or less	3	(1)	2	25	(7)	18
In later years	2	–	2	1	–	1
	5	(1)	4	26	(7)	19

The instruments used for hedging Group exposure to movements in interest rates and exchange rates are detailed in the Financial review within the Management discussion and analysis section. Changes in the fair value of instruments used as hedges are not recognised in the accounts until the hedged position matures.

The disclosure also includes forward contracts taken out by the Group to hedge expected future foreign currency sales and purchases.

(v) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 March was as follows:

	Gross borrowings		Other liabilities		Financial liabilities	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
In one year or less, or on demand	29	58	304	399	333	457
In more than one year but not more than two years	20	7	–	6	20	13
In more than two years but not more than five years	742	284	–	–	742	284
In more than five years	640	1,203	–	–	640	1,203
	1,431	1,552	304	405	1,735	1,957

As at 31 March 2005 the Group has £1,211 million of bank facilities to meet the maturity of these financial liabilities as they fall due (see note 18).

Financial summary

	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Profit and loss account					
Turnover					
Continuing operations	2,803	3,000	3,061	3,258	3,479
Discontinued operations	120	891	1,957	3,714	4,384
	2,923	3,891	5,018	6,972	7,863
Operating profit/(loss) before exceptional items, goodwill amortisation and goodwill impairment					
Continuing operations	178	182	117	232	353
Discontinued operations	(3)	35	168	317	581
	175	217	285	549	934
Operating exceptional items	(168)	(236)	(119)	(299)	(292)
Goodwill amortisation	(28)	(53)	(122)	(124)	(98)
Goodwill impairment	(27)	(25)	(585)	–	–
Share of operating profits/(losses) of associated undertakings	–	–	–	2	(5)
Total operating (loss)/profit					
Continuing operations	(41)	(69)	(7)	(8)	239
Discontinued operations	(7)	(28)	(534)	136	300
	(48)	(97)	(541)	128	539
Corporate exceptional items	(301)	(136)	(705)	(816)	(162)
(Loss)/profit before interest and taxation	(349)	(233)	(1,246)	(688)	377
Net interest payable	(136)	(112)	(113)	(170)	(227)
Other finance (charges)/income – FRS 17	(15)	(23)	30	–	–
(Loss)/profit before taxation	(500)	(368)	(1,329)	(858)	150
Taxation	16	35	(57)	(9)	(74)
(Loss)/profit after taxation	(484)	(333)	(1,386)	(867)	76
Minority interests	11	5	6	(2)	(6)
(Loss)/profit for the financial year	(473)	(328)	(1,380)	(869)	70
Dividends	–	–	(35)	(70)	(268)
Retained loss for the financial year	**(473)**	(328)	(1,415)	(939)	(198)
Balance sheet					
Intangible fixed assets – goodwill	285	478	746	1,512	1,635
Tangible fixed assets and investments	459	677	914	1,588	2,170
Current assets	1,830	2,043	2,052	3,348	4,223
Total assets	2,574	3,198	3,712	6,448	8,028
Long-term borrowings	(1,402)	(1,494)	(1,785)	(2,456)	(1,568)
Creditors	(900)	(1,146)	(1,644)	(2,939)	(4,707)
Provisions	(208)	(256)	(322)	(686)	(827)
Pension liability	(574)	(606)	(885)	–	–
Net (liabilities)/assets	**(510)**	(304)	(924)	367	926
Shareholders' (deficit)/funds	(643)	(469)	(1,110)	121	665
Minority interests	133	165	186	246	261
	(510)	(304)	(924)	367	926

Note
2005, 2004 and 2003 figures above have been presented under FRS 17. It has not been practicable to present the comparative years 2002 and 2001 under FRS 17.

	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Summary cash flow					
Operating profit*	175	217	285	550	934
Depreciation	73	110	159	260	265
Non-cash charge for share option schemes (UITF 17)	2	–	–	–	–
FRS 17 pension cost	48	52	45	–	–
Working capital movement	17	(269)	(15)	8	(462)
Acquisition provision, restructuring, transition and financing cost cash spend	(81)	(102)	(95)	(212)	(390)
Net capital expenditure	(58)	(115)	(76)	(130)	(243)
Pension contributions	(131)	(183)	(41)	–	–
Operating cash flow	45	(290)	262	476	104
Net interest paid	(112)	(119)	(113)	(167)	(210)
Taxation paid	(76)	(73)	(62)	(43)	(135)
Free cash flow**	(143)	(482)	87	266	(241)
Dividends paid	(14)	(2)	(73)	(220)	(276)
Net cash inflow/(outflow) from acquisitions, disposals, fundamental reorganisation costs and closure costs	350	454	1,333	141	(379)
Share issues	–	448	–	–	4
Transfer of facility costs from/(to) prepayments	2	(25)	–	–	–
Amortisation of facility fees within debt	(7)	–	–	–	–
Currency movement	6	177	113	15	(194)
Movement in net debt	194	570	1,460	202	(1,086)
Opening net debt	(986)	(1,556)	(3,016)	(3,218)	(2,132)
Closing net debt	**(792)**	(986)	(1,556)	(3,016)	(3,218)

*Operating profit includes cash dividends received from associated undertakings of £nil (2004: £nil, 2003: £nil, 2002: £1 million, 2001: £nil).
**Free cash flow includes £181 million (2004: £442 million) relating to legacy payments as follows:

Legacy payment	£m	£m	**Included in line above**
Wind down of discounting facilities	–	(192)	Working capital movement
Litigation and environmental settlements	(34)	(24)	Working capital movement
Transition costs	(24)	(46)	Acquisition provision, restructuring, transition and financing cost spend
Legacy pension contributions	(83)	(131)	Pension contributions
Legacy tax paid	(40)	(49)	Taxation paid
Total legacy payments	(181)	(442)	
Free cash flow excluding legacy payments	38	(40)	
Free cash flow including legacy payments	(143)	(482)	

Note
The table above summarises the Group's free cash flow and movement in net debt and is based on the consolidated cash flow statement included in the accounts. 2004 and 2003 figures above have been presented to show FRS 17 pension costs and contributions. For years 2001 and 2002, pension movements have been included within the working capital movement.

	2005	2004	2003	2002	2001
Other key data					
(Loss)/earnings per share (basic) (pence)	(8.3)	(9.0)	(39.4)	(24.8)	2.0
Earnings per share (total Group, before exceptional items, goodwill amortisation and goodwill impairment) (pence)	0.1	1.2	2.6	2.8	6.9
Diluted (loss)/earnings per share (pence)	(8.3)	(9.0)	(39.4)	(24.8)	2.0
Dividends per share (pence)	–	–	1.0	2.0	7.7
Number of employees at year end (number)	33,987	39,618	48,867	73,005	89,922
Share price – high (pence)	22	36	122	153	311
Share price – low (pence)	11	10	10	33	116
Share price – at year end (pence)	16	20	11	124	134
Number of ordinary shares in issue at year end (million)	5,687	5,687	3,500	3,500	3,500

Transition to International Financial Reporting Standards

Companies listed on security exchanges within the European Union (EU) are required under European legislation to adopt International Financial Reporting Standards (IFRS) for accounting periods beginning on or after 1 January 2005. The adoption of IFRS will first apply to the Group's financial statements with effect from 1 April 2005. The Group, therefore, will present its consolidated quarterly and full year financial results for the year ended 31 March 2006 in accordance with IFRS.

The transition date for adoption of IFRS is 1 April 2004, determined in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1).

During 2004/05 the Group undertook a project, overseen by an IFRS Steering Committee and reporting regularly to the Audit Committee, to manage and implement the transition to IFRS. This involved an analysis of each standard to identify the differences between the Group's existing accounting policies under UK GAAP and IFRS, the effect on the reporting process and the system changes required. The additional data required to restate the Group's results and its financial position in accordance with IFRS with effect from the transition date has been collected and the ongoing reporting and consolidation systems are being modified to meet IFRS requirements.

The assessment of the impact of the transition to IFRS is based on all International Financial Reporting Standards, including International Accounting Standards ('IAS') and interpretations issued by the International Accounting Standards Board ('IASB') and its committees, published by 31 March 2005. These are subject to ongoing review and amendment by the IASB and subsequent endorsement by the European Commission and therefore may change. Further standards and interpretations may also be issued that will become applicable for the Group's financial year ending 31 March 2006. The IFRS in force at the time the Group prepares its first IFRS financial statements may, therefore, require different accounting policies from those used for this assessment. The Group has assumed that the European Commission will endorse the recent amendment to IAS 19, Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures, which allows actuarial gains or losses to be taken directly to reserves as permitted under UK GAAP by FRS 17, Retirement Benefits (FRS 17).

Key changes in accounting under IFRS

The differences between UK GAAP and IFRS that have been identified as having the most significant effect on the Group's reported results are as follows:

IAS 38, Intangible Assets

IAS 38 requires the costs incurred on development projects that meet certain criteria to be recognised as intangible assets in the balance sheet. The Group's policy under UK GAAP is to expense all such costs as they are incurred. The application of the IAS 38 criteria results in the costs of a number of current and recent development projects being recognised as intangible assets in the balance sheet under IFRS. However, it has not been possible in all cases to assess accurately whether costs expensed under UK GAAP prior to the IFRS transition date met the IAS 38 criteria for recognition at the time they were incurred. IFRS does not permit such assessments to be performed retrospectively and with the benefit of hindsight, so where contemporary records were insufficiently detailed or unavailable it has not been possible to recognise the asset under IAS 38. Procedures are now in place to monitor research and development projects against the IAS 38 criteria and recognise their costs as intangible assets when they meet those criteria.

Under IAS 38, intangible assets will be amortised over their useful lives, which for current projects are between five and 10 years. The Group does not expect any of its intangible assets to have indefinite useful lives.

IAS 32 and IAS 39, Financial Instruments

The Group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risk. Under UK GAAP, these instruments are measured at cost and accounted for as hedges, whereby gains and losses are deferred until the underlying transaction occurs. Under IFRS, derivative instruments are recognised on the balance sheet at fair value. In order to achieve hedge accounting under IFRS, certain criteria must be met regarding documentation, designation and effectiveness of the hedge. When a derivative is used to hedge the change in fair value of a recognised asset, liability or firm commitment, the change in fair value of both the hedging instrument and the hedged item are recognised in the income statement when they occur. For a hedge of changes in the future cash flows relating to a recognised asset, liability or probable forecast transaction, the change in fair value of the hedging instrument is recognised in equity until those future cash flows occur.

The Group will apply IAS 32 and IAS 39 for the first time for the year ended 31 March 2006. As permitted by the transitional exemption available under IFRS 1, IAS 32 and IAS 39 will not be applied to the comparative information presented in those financial statements which will be prepared on the existing UK GAAP basis.

IAS 21, The Effects of Changes in Foreign Exchange Rates

Under UK GAAP the Group has been able to designate external foreign currency borrowings held by holding companies in the United Kingdom as a hedge of foreign currency denominated assets including goodwill previously written off to reserves. As a result the foreign exchange gains and losses on the borrowings were matched against the gains and losses on the assets and recognised in reserves. Goodwill previously written off to reserves is not recognised as a qualifying asset under IFRS, and is therefore not available to offset the foreign exchange gains and losses arising on the borrowings. As a result there will now be exchange differences that will impact the income statement. These will be disclosed within net finance costs.

Under both IAS 21 and UK GAAP, foreign exchange gains and losses on intra-group loans are recognised in the income statement unless the loans qualify as part of the Group's net investment in its foreign operations, in which case the exchange differences are recognised in reserves. However, IAS 21 is stricter in defining the criteria that have to be met for a loan to qualify as part of the net investment in foreign operations. As a result, some of the Group's intra-group loans are considered not to meet the IAS 21 criteria for inclusion in the net investment in foreign operations, and under IFRS the gains and losses arising on them will be recognised in the income statement rather than in reserves.

IFRS 3, Business Combinations

Under IFRS 3, goodwill recognised in the balance sheet will no longer be amortised. Instead it will be tested for impairment at the date of transition to IFRS and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired.

On the disposal of a business, IFRS does not require any related goodwill previously written off to reserves to be transferred to the income statement. The recognition in the income statement of disposals made after the date of transition will be restated to reflect this.

The Group will adopt the exemption under IFRS 1 from restating business combinations prior to the date of transition to IFRS. The Group will apply IFRS 3 prospectively from IFRS transition. No significant business combinations have been undertaken since the transition date.

Other areas of change

IAS 12 requires that deferred taxation is provided on substantially all differences between the book and tax bases of assets and liabilities except those arising from goodwill that is not deductible for tax purposes. This is wider than under UK GAAP, which specifically does not permit the recognition of certain timing differences, including those that relate to revaluations where no sale is in process, or where it is probable that rollover relief or losses will be applied to the gain. The application of IFRS will result in the recognition of additional deferred tax balances including those relating to undistributed overseas retained earnings which are intended to be repatriated in the foreseeable future. Subject to any constraints arising from the legal requirements of those territories, the Group intends to repatriate overseas earnings from territories where overseas funds exist in excess of local operating requirements.

In accordance with IAS 19, Employee Benefits, additional liabilities will be recognised on transition for accumulating compensated absences earned as a result of services rendered.

IFRS 2, Share-Based Payment (IFRS 2), will require the recognition of all share-based payments in the income statement, although this will have only a limited impact on the Group's reported results for the year to 31 March 2005. The charge will be calculated using the Black-Scholes model because of the relatively small number of relevant share options extant. As permitted by the transitional exemption available under IFRS 1, the requirements of IFRS 2 will not be applied to equity instruments granted before 7 November 2002 and those vesting before 1 April 2005.

Presentation of the financial statements under IFRS

With effect from 1 April 2005 the Group will present its financial statements in accordance with IAS 1, Presentation of Financial Statements (IAS 1). Where IAS 1 does not provide definitive guidance on presentation, for example in relation to aspects of the income statement, the Group proposes to adopt a format consistent with UK GAAP requirements. This will assist in comparing results with prior years.

The presentation of the balance sheet under IFRS differs from the requirements under UK GAAP in a number of respects. These include requirements to analyse all assets and liabilities, including provisions, between current and non-current; categorise computer software, treated as tangible fixed assets under UK GAAP, as intangible assets; and present deferred tax assets separately from deferred tax liabilities, rather than as a single net amount.

The Group does not propose early adoption of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, ahead of its effective date which is 1 April 2005 for Invensys.

The adoption of IFRS by EU member states applies only to consolidated financial statements. Invensys will continue to present its Company financial statements in accordance with UK GAAP. Consequently Company financial statements will be presented separately from the Group financial statements.

Other first-time adoption exemptions

In addition to the first-time adoption exemptions already referred to above, the Group will adopt the following optional exemptions available under IFRS 1:

- employee benefits – the approach to accounting for actuarial gains and losses on the Group's pension schemes under IFRS will be consistent with UK GAAP, FRS 17. The 'corridor' approach will not be applied, and gains and losses will be recognised in full as a reserve movement; and
- cumulative translation differences – cumulative translation differences on foreign operations will be deemed to be zero at IFRS transition; only post-transition translation differences will be taken to the income statement on the subsequent disposal of a foreign operation.

Principal subsidiaries as at 31 March 2005

As permitted by section 231(5) of the Companies Act 1985, only principal subsidiary undertakings and their country of incorporation are shown below. A complete list of all subsidiary undertakings is filed with the Company's annual return.

Holding Companies

Invensys Australia Limited	Australia
Invensys Group Limited	England & Wales
Invensys Holdings Limited	England & Wales
Invensys Inc	USA
Invensys International Holdings Limited	England & Wales
Invensys Luxembourg S.à.r.l.	Luxembourg
Invensys USA Finance Inc	USA

Controls

Eberle Controls GmbH	Germany
Eliwell & Controlli Srl	Italy
Invensys Appliance Controls Ltda	Brazil
Invensys Appliance Controls SA	France
Invensys Building Systems Inc	USA
Invensys Controls Italy Srl	Italy
Invensys Controls UK Limited	England & Wales
Maple Chase Company	USA
Ranco Japan Limited (71% owned)	Japan
Ranco Management Corp	USA
Ranco North America LP*	USA
Robertshaw Controls Company	USA
Satchwell Control Systems Limited	England & Wales
Siebe Appliance Controls GmbH	Germany

Process Systems

Foxboro Australia Pty Limited	Australia
Foxboro Eckardt Planung and Montage GmbH	Germany
IMServ Europe Limited	England & Wales
Invensys Middle East FZE**	United Arab Emirates
Invensys Software Systems (S) Pte Limited	Singapore
Invensys Systems Canada Inc	Canada
Invensys Systems France SA	France
Invensys Systems GmbH	Germany
Invensys Systems Inc	USA
Invensys Systems Italia SpA	Italy
Invensys Systems Japan Inc***	Japan
Invensys Systems Mexico SA	Mexico
Invensys Systems (UK) Limited	England & Wales
Shanghai Foxboro Co Limited (51% owned)	China

Rail Systems

Burco Utility and Railroad Supply Corp	USA
Dimetronic SA	Spain
Safetran Canada Inc	Canada
Safetran Systems Corporation	USA
Westinghouse Brake and Signal Holdings Limited	England & Wales

APV

APV Deutschland GmbH	Germany
APV France SA	France
APV North America Inc	USA
APV Rosista GmbH	Germany
APV UK Limited	England & Wales
Invensys APV A/S	Denmark

Eurotherm

Eurotherm Automation SAS	France
Eurotherm Holdings Limited	England & Wales
Eurotherm Inc	USA
Eurotherm Srl	Italy

Businesses for sale

Coutant-Lambda Limited	England & Wales
Densei-Lambda KK (58.2% owned)	Japan
Lambda Holdings Inc	USA
Nemic-Lambda (Malaysia) Sdn Bhd	Malaysia
Wuxi Nemic-Lambda Electronics Co Ltd	China

All subsidiaries are 100% owned unless stated otherwise.

* Limited partnership: principal place of business 8161 US RT 42 North, Plain City, Ohio 43064, USA.

** Company also contains APV and Controls businesses.

*** Company also contains APV business.

Shareholder information

Registrars

For all enquiries about the registration of your shares and changes of name and address, please contact:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone +44 (0)870 600 3963
Facsimile +44 (0)870 600 3980
www.lloydstsb-registrars.co.uk

Electronic communications

Shareholders can also view up-to-date information about their shareholding and register to receive future electronic communications from the Company by visiting the shareholders' website at www.shareview.co.uk (shareholder reference number, shown on share certificates and tax vouchers, will be required).

Invensys nominee service

The Company has a nominee service under which shareholders can hold their shares electronically rather than in certificate form. Through this service, shareholders can also take advantage of streamlined dealing arrangements. Details of the service are contained in the Invensys Nominee Service brochure which is available from Lloyds TSB Registrars.

American Depositary Receipts (ADRs)

The Company has a sponsored Level 1 ADR programme for which the Deutsche Bank Trust Company Americas acts as Depositary. Each ADR represents two (2) ordinary shares of the Company. The ADRs trade on the Over-The-Counter (OTC) market under the ticker symbol IVNSY. For enquiries, beneficial ADR holders may contact the Deutsche Bank Trust Company Americas Broker Service Desk on +44 (0)20 7547 6500 or +1 212 250 9100. Registered ADR holders may contact the dedicated Invensys plc ADR shareholder services line on +1 888 778 1318 (toll free for US residents only). Further information is also available at www.adr.db.com.

ShareGift

Shareholders with very small holdings of shares who do not wish to sell because the sale commission applied would be disproportionate to the sale price may consider donating them to charity. The Orr Mackintosh Foundation operates a charity share donation scheme. ShareGift can be contacted at 24 Grosvenor Gardens, London SW1W 0DH or by telephone on +44 (0)20 7337 0501, or on-line at www.sharegift.org. Donation forms are also available via Lloyds TSB Registrars.

Unsolicited mail

The Company is obliged by law to make its share register publicly available and as a result some shareholders may receive unsolicited mail. If you wish to limit the receipt of such mail you can contact: The Mailing Preference Service, FREEPOST 29 (LON.20771), London W1E 0ZT. Tel: +44 (0)20 7291 3310 or register on-line at www.mpsonline.org.uk. This service is operated by an independent organisation and is free to members of the public.

Financial calendar

Financial year end 2004/05	31 March 2005
Results 2004/05 announced	19 May 2005
Annual General Meeting	21 July 2005
First quarter results 2005/06	August 2005
Interim results 2005/06	November 2005
Third quarter results 2005/06	February 2006

Final dates and any changes will be announced and notified as appropriate.

Following the adoption of quarterly results announcements, these are published through the London Stock Exchange and other news services and the Interim report is published in the Financial Times. All announcements will be made available on the Group's website (www.invensys.com). The Summary financial statement, or if requested, the Annual report, is posted to shareholders.

Taxation

For the purpose of capital gains tax, the market value on 31 March 1982 of an Invensys ordinary share, adjusted for capitalisation issues, was 8.06p. Shareholders who are in any doubt as to their tax position should seek specific advice from their financial advisers. Further information in relation to the capitalisation issues and other matters affecting the base cost of Invensys ordinary shares may be obtained from the Company Secretary.

Bond holder information

Under the terms governing the senior notes issued as part of the refinancing, the Group has certain additional reporting obligations to make information available to the trustee, noteholders and potential investors. To the extent that this information is not presented within this Annual report, it will be made available on the Group's website (www.invensys.com) or may be requested by writing to the Company Secretary at the registered office.

Dividend

No dividend was paid during the financial year 2004/05 and the Board has not recommended the payment of any final dividend.

Forward-looking statements

This report includes forward-looking statements, within the meaning of the US Private Securities Litigation Reform Act 1995, which are based on market projections, forecasts and expectations. Forward-looking statements are by their nature subject to uncertainties and external factors that may affect the actual outcomes compared with those anticipated.

Stock Exchange listing

The Company's ordinary shares are listed on the London Stock Exchange.

Registered office

With effect from 7 March 2005, the Corporate Centre and registered office of Invensys plc changed to:

Invensys plc
Portland House
Stag Place
London SW1E 5BF
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879
Registered in England & Wales number 166023

For latest investor information and news visit our website at www.invensys.com.

Designed and produced by Fishburn Hedges
www.FishburnHedgesDesign.com

SEC No 82 - 2142



inside invensys®

Summary financial statement 2005

10



Controls is a leading global provider of components, systems and services used in appliances, heating, air conditioning/cooling, refrigeration and safety products as well as building systems across a wide range of industries in residential and commercial markets. Controls has more than 15,000 employees and over 40 manufacturing locations worldwide.

	2005	2004
Sales (£m)	**921**	1,023
Operating profit[2] (£m)	**89**	127
Operating margin[2] (%)	**9.7**	12.4

12



Process Systems provides products, services and solutions for the automation and optimisation of plant operation in the process industries, such as hydrocarbons (oil and gas), chemicals, power and utilities and metals and mining. Process Systems' technologies, including industry-leading brands such as Foxboro, Triconex, SimSci-Esscor and Wonderware, help to make plants function more efficiently and safely.

	2005	2004
Sales (£m)	**709**	746
Operating profit[2] (£m)	**47**	35
Operating margin[2] (%)	**6.6**	4.7

14



Rail Systems is a multinational leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems, as well as a complete range of rail signalling products. Working directly for rail authorities or with partners or contractors who provide other elements of a complete solution, Rail Systems' businesses have established market-leading positions in the USA, UK and Spain.

	2005	2004
Sales (£m)	**412**	442
Operating profit[2] (£m)	**56**	62
Operating margin[2] (%)	**13.6**	14.0

16



APV's knowledge and expertise in the food, beverage, personal care, pharmaceutical and chemical industries has made it a leading supplier of process equipment, turnkey plant solutions and value-increasing services. APV has 2,700 employees, with 1,000 dedicated to manufacturing and the remainder in engineering, sales, service and other support activities, working to offer improved and cost-effective performance to customers.

	2005	2004
Sales (£m)	**360**	387
Operating profit[2] (£m)	**6**	18
Operating margin[2] (%)	**1.7**	4.7

18



Eurotherm is a leading global supplier of control, data and measurement solutions and services to industrial and process customers. Eurotherm helps many industries, including plastics, pharmaceuticals, food and beverage and glassmaking, to measure and control variables such as pressure and temperature and record vital data.

	2005	2004
Sales (£m)	**122**	122
Operating profit[2] (£m)	**17**	17
Operating margin[2] (%)	**13.9**	13.9

inside **Invensys**

During the year we have consistently produced earnings that have been in line with expectations and, more importantly, we have delivered positive free cash flow before legacy items.

- Sales for retained[1] businesses at £2,524 million (2004: £2,720 million)
- Operating profit[2] of retained businesses at £169 million (2004: £193 million)
- Operating margin[2] of retained businesses 6.7% after corporate costs (2004: 7.1%)
- Corporate costs reduced to £46 million (2004: £66 million)
- Free cash inflow (before legacy items) of £38 million (2004: £40 million outflow)
- Substantial progress in the reduction of legacy liabilities

	2005	2004
Sales (£m)	**2,923**	3,891
Operating profit[2] (£m)	**175**	217
Operating margin[2] (%)	**6.0**	5.6

1 Retained businesses are Controls, Process Systems, Rail Systems, APV and Eurotherm
2 All references to operating profit and operating margin are stated before exceptional items, goodwill amortisation and goodwill impairment, unless otherwise stated

Chairman's statement
Although much remains to be done, the Board is confident that we have the clear plans in place to achieve a sustainable improvement in performance.

I am pleased to report that Invensys has made considerable progress during the past year. Building upon the financial stability created by the refinancing in March 2004, we have focussed upon dealing with the key issues needed to improve the operational performance of each of our businesses, improving our free cash flow generation and managing prudently our legacy liabilities. Although much remains to be done, the Board is confident that we have the clear plans in place to achieve a sustainable improvement in performance.

Summary of results

Our overall performance last year was in line with expectations. Good operational progress has been made across the Group.

Sales for the retained businesses were £2,524 million (2004: £2,720 million), down 3% at constant exchange rates (CER). Operating profit was £169 million (2004: £193 million), including a negative currency translation adjustment of £14 million, resulting in an operating margin of 6.7%.

Overall, Group sales for the year were £2,923 million, down 25% compared with last year. Group operating profit was £175 million, compared with £217 million last year.

Sales and operating profit were adversely impacted both by disposals of businesses and currency translation adjustments stemming from weakness in the US dollar and the euro. At CER, operating profit for continuing operations improved on prior year by £8 million, with strong performances at Process Systems and Businesses for sale together with a reduction in corporate costs. This was partially offset by weaker results at Controls and APV.

Operating cash flow for the Group (before restructuring and payment of legacy liabilities) was an inflow of £231 million. Free cash flow before the payment of legacy liabilities was an inflow of £38 million compared with an outflow of £40 million in the prior year.

Overall, net debt reduced by £194 million to £792 million at 31 March 2005 with a positive free cash flow and the receipt of sale proceeds from business disposals, partially offset by legacy liability payments of £181 million. Gross debt fell by £121 million during the year.

The Board is recommending that no dividend be paid for the year (2004: nil).

The Board

Rick Haythornthwaite will be stepping down as Chief Executive on 22 July 2005. He has signalled for some while that he would hand over the reins at Invensys when the Group had turned the corner. Following the successful completion of the refinancing last year and the progress we have made since then with our business recovery programmes, that time has arrived. On behalf of the Board, I would like to thank Rick for his leadership of the Group through difficult and demanding times and we wish him well with the next stage of his career.

He will be succeeded as Chief Executive by Ulf Henriksson, who joined the Group in May last year as Chief Operating Officer having previously held senior roles at Eaton Corporation, Honeywell/Allied Signal and Volvo. During the past year, Ulf has demonstrated to the Board that he has the skills, the commitment and the tremendous enthusiasm needed to lead Invensys. We all look forward to working with him and his executive team on the next stage of the Group's development.

Simon Robertson resigned from the Board on 19 January 2005 following his appointment as Chairman of Rolls Royce plc. We are extremely grateful to Simon whose financial and business experience has underpinned his valuable advice and contribution to the Invensys Board since 1999.

Bay Green joined the Board as a non-executive director on 1 January 2005. He is a Vice Chairman of Dresdner Kleinwort Wasserstein and also serves as a non-executive director of RPC Group plc and Axis-Shield plc. He has become a member of the Group's Audit and Nominating Committees and will also become the Senior Independent Director at the close of the Annual General Meeting on 21 July 2005.

Corporate social responsibility

Invensys is strongly committed to its corporate responsibilities in relation to the communities within which it operates and to the environmental consequences of its activities. We believe our prospects of successfully achieving our business goals and a fair return to our investors are increased by fulfilment of our corporate responsibilities at large.

In the last year, we have given particular priority to improving the health and safety of our employees and, in the current year, we will be focussing upon the Group-wide implementation of a revised Code of Conduct and Ethics. A full explanation of the actions we are taking can be found on page 20.

Employees, customers and investors

I thank all our employees for their hard work and steadfastness over the past year and hope that they feel proud, as I do, that we are now beginning to see the fruits of our labour. This again has been a demanding year but, with the support of not only our employees but also our customers, suppliers and business partners, I feel that we have turned the corner and, with continued effort, can forge a path to profitable growth.

I would also like to thank you, our investors, for your continued support over the year and look forward to your continuing commitment to Invensys over the next 12 months.

You may have noticed that we chose to place an advertisement in the national press instead of the printed Interim report of previous years. This is due not only to our more frequent quarterly reporting cycle but also to our commitment to keep corporate costs low.

Outlook

The outlook for the major economies in which we operate is unclear. Assuming only modest growth in our markets, the considerable work being undertaken within our businesses to meet operational challenges should ensure that we make overall progress in the current year.

Martin Jay
Chairman



Martin Jay
Chairman

Chief Executive's and Chief Operating Officer's statement Going forward, Invensys will comprise five businesses, each with opportunities to grow sales, profits and cash generation.

The refinancing in March 2004 created the financial stability that enabled Invensys to move forward with confidence and following a further minor refinancing of our remaining shorter term maturities during the year, the Group now has no significant debt maturities until March 2009. This stability in our financial position has allowed us to make good progress across a broad range of fronts.

Once the current disposal programme is completed, Invensys will comprise five businesses, each with opportunities to grow sales, profits and cash generation. Longer term, our aim remains to create the opportunity whereby an improved financial position would enable us to replace costly inflexible debt with cheaper flexible debt.

Improving performance

During the past year, the focus of our activities has been on addressing the operational performance of each of our businesses and building a solid foundation for growth. In particular, the businesses have been challenged to:

- convert a greater proportion of their operating profits into cash;
- achieve return on sales at least in line with their peer group; and
- invest in the capabilities required to grow market share.

Each business has clear, detailed plans in place and progress is reviewed on a monthly basis with their management teams.

On cash, the critical litmus test of our improving operational capabilities is demonstrated by our cash performance. We reached an important milestone of free cash inflow of £38 million before legacy items, mainly due to good working capital management compared with an outflow of £40 million last year. This was a good performance showing a clear linkage between profits and cash but we still need to reduce further the self generated quarter on quarter volatility that has been a feature of Invensys.

On return on sales, we improved our performance overall but not for the retained businesses. We have already addressed overheads by reducing the sales, general and administration costs of the continuing operations by £18 million during the year and we are now focussing upon improving gross margin, especially through the use of low cost country sourcing.



On capabilities, we are building up our portfolio of new products and services across the Group and recruiting and training the talent we need to lead our businesses going forward.

Looking at the individual businesses

Controls, which was formed in October 2004 by the merger of the former Appliance and Climate Controls businesses, has had a difficult year. These operations had been up for sale ahead of the refinancing in March last year but we decided to retain them given the potential that they have. However, in the short term we have had to deal with several operational issues, of which the recall of a substantial number of gas valves was a symptom. Its financial performance was affected in the year but we expect that the considerable efforts of the management team to resolve these issues will show through in the coming year. The merger is already showing some of the cost benefits which we planned and we should see more as the current year progresses.

Process Systems has made good progress in restoring its position as a leader in the global market for process automation. The investment in its technology portfolio is leading to significant improvements in sales to its larger accounts. Its challenge now is to extend this improvement to the rest of its customer base and we have reorganised our selling capabilities to facilitate this ambition. Its major performance improvement programme is coming to an end and we believe that the business is building up a momentum that will lead to a much improved financial performance.

Rail Systems is an excellent business that is coping well with changes in its markets. The UK business is adapting to the new pattern of business with Network Rail. We believe that we can achieve a good balance between this customer's requirement for cost and financial risk reduction and our requirement for an adequate financial return through improvement to project management procedures. Although the resultant slowdown in orders as these new procedures are put in place is placing a short-term strain on the business, elsewhere it is making good advances in growing its international business with particular success in Iberia and China.

APV is undergoing the most radical of the reorganisations across the Group. Every aspect of its structure and operations has been affected and we are pleased with the progress that has been made to date. There is more to be done before it becomes a consistent performer but its recent results are encouraging.

Eurotherm is a solid business which must now aim to take advantage of the opportunities available to it to grow its sales, particularly in the Far East.

Disposals

During the year, we sold several businesses for a gross consideration of £414 million, including Powerware, Hansen and Marcam. The sales of Lambda and Baker are progressing and we expect completion on both transactions during calendar 2005.

Looking ahead

On 22 July, the change in Chief Executive will take place. We have enjoyed working together and have ensured that the passing of the management baton is as smooth as possible.

Invensys has come a long way in the past year and we believe that the outlook is brighter now than it has been since the merger that created it in 1999. Each of our businesses knows what is required of it and has clear operational plans in place. We are carefully and prudently managing our legacy issues to a conclusion. We have for the first time in many years produced positive free cash flow before legacy payments.

The goal for the current year has to be about continuing to improve performance of our businesses and deliver the necessary earnings and cash that will deliver value to shareholders.



Rick Haythornthwaite
Chief Executive



Ulf Henriksson
Chief Operating Officer

Left **Rick Haythornthwaite**
Chief Executive
Right **Ulf Henriksson**
Chief Operating Officer

Financial review

Accounting policies

The 2005 accounts of the Group have been prepared in accordance with all applicable accounting standards in the UK and on a consistent basis to the prior year. No new accounting standards have been adopted in the year.

Results overview

The trading results of the continuing businesses are discussed in more detail within the relevant sections that follow. Corporate costs significantly reduced from £66 million to £46 million in line with plans for the year. Discontinued operations, which principally comprise Powerware, Hansen and Marcam, reported sales of £120 million (2004: £891 million) and operating losses of £3 million (2004: operating profits of £35 million).

Earnings

The Group has recorded a loss for the year of £473 million compared with a loss of £328 million last year, mostly due to an increase in corporate exceptional charges. Basic loss per share was 8.3p (2004: loss 9.0p). Earnings per share before exceptional items, goodwill amortisation and goodwill impairment were 0.1p (2004: 1.2p).

Goodwill impairment and goodwill amortisation

In accordance with FRS 11, Impairment of Fixed Assets and Goodwill, goodwill capitalised on the balance sheet has been reviewed for impairment. This review has led to a charge of £27 million (2004: £25 million), relating to the Meterpoint business within IMServ.

The annual charge for goodwill amortisation fell from £53 million in 2004 to £28 million following business disposals and the goodwill impairment.

Operating exceptional items

Operating exceptional items in the year totalled £168 million (2004: £236 million). Restructuring costs of £58 million (2004: £76 million) principally relate to employee severance and represented 2% of sales (2004: 2%). Transition costs of £17 million (2004: £98 million) incurred in reshaping the Group comprise £12 million of personnel costs and £5 million of costs for professional fees and IT-related costs, with all costs remaining within earlier estimates. Fixed asset impairments of £63 million (2004: £48 million) relate predominantly to the Controls business. In addition, £30 million of product recall costs have been provided in respect of two ranges of valve products within the Controls business. This was announced in the October trading update. The 2004 comparative also includes £14 million of costs in connection with the refinancing.

Corporate exceptional items

The corporate exceptional charge for the year was £301 million (2004: £136 million), resulting from the sale of fixed assets and sale of businesses. The largest component of this is £298 million on the loss on sale of businesses, comprising a profit on net assets of £162 million, settlement and curtailment credits under FRS 17 of £8 million and a write-off of associated goodwill of £468 million. Of this goodwill, £333 million had previously been eliminated against reserves on acquisition.

Net interest expense and taxation

Interest for the year was £136 million (2004: £112 million). The rise in the interest charge compared to the prior year reflects the increased cost of borrowing under facilities agreed as part of the refinancing agreement established in March 2004.

The tax credit for the year was £16 million (2004: credit of £35 million) which comprises a charge for taxation on ordinary activities of £25 million (2004: £41 million) and a prior year net tax credit of £41 million relating to settlements reached with the tax authorities in a number of territories (2004: credit of £65 million). The prior year also included a £12 million deferred tax credit in respect of prior years and a £1 million charge relating to corporate exceptional items.

Cash flow

The year produced a total free cash outflow of £143 million (2004: outflow of £482 million). This comprised an operating free cash inflow of £38 million and payments totalling £181 million in respect of legacy liabilities. Net capital expenditure reduced to £58 million (2004: £115 million) mostly following the disposal of Hansen where there was a significant investment in a factory in the prior year. The legacy payments included £83 million of pension payments, £24 million of transition costs, £34 million of litigation and environmental settlements and £40 million of legacy tax settlements.

Net disposal proceeds for the year were £381 million. This included proceeds from the sale of Powerware (£307 million), Hansen (£91 million) and Marcam (£11 million), offset by cash costs of disposal.

Funding

The Group continues to enjoy the financing and bank facilities arranged in March 2004. The bank facilities now comprise a term loan of £363 million, a revolving credit facility of £197 million and a partially revolving bonding facility of £389 million, allowing the issue of bank guarantees, letters of credit, or the finance or refinancing of cash collateral. Undrawn facilities total £348 million across both of the revolving facilities.

During the year two tenders were held for outstanding Notes maturing in January 2007. In July 2004, Notes amounting to US$153 million (£84 million) were redeemed and in February 2005, Notes amounting to US$96 million (£50 million) were redeemed. An amount of £1 million now remains outstanding for maturity in January 2007.

In addition, a tender was made for the outstanding Notes maturing in April 2005. Notes amounting to €6 million (£4 million) were redeemed in February 2005 and paid for from cash set aside at the time of the refinancing.



Adrian Hennah
Chief Financial Officer

A further issue of Notes maturing in March 2011, under similar terms to the existing Notes, in the amount of €65 million (£45 million) was made in January 2005 to partially finance the tenders described above.

The effect of these activities is that no further material financing falls due for repayment before March 2009 and the facilities provide the Group with adequate headroom for cash advances and bonding over the life of the facilities.

A feature of the credit facilities is that funding for legacy liabilities such as transition costs, litigation costs and pension contributions was made at the outset of the refinancing and is invested, pending disbursement, in an escrow account. At March 2005 this amount stood at £309 million.

Uncommitted funding methods are restricted to a very few local arrangements and to those subsidiaries with significant minority shareholders.

Asset management

Net operating assets in continuing operations reduced by £195 million during the year. The main influences of this were the impairment charges for capitalised goodwill and fixed assets totalling £90 million along with a £51 million improvement in working capital.

Pensions and other legacy liabilities

The Group's pension service cost charge to operating profit for the year was £48 million (2004: £52 million) and other finance charges were £15 million (2004: £23 million). Settlement and curtailment credits were £9 million (2004: £9 million) and contributions of £131 million were made (2004: £183 million). Actuarial assessments of pension assets and liabilities have been updated as at 31 March 2005, resulting in an actuarial loss of £50 million for the year (2004: gain of £169 million). Overall the FRS 17 pension liability of £574 million (2004: £606 million) has reduced by £32 million since 31 March 2004.

In the UK, the Pensions Act 2004 is being brought into force in stages. The Act's requirements in regard to scheme funding are subject to transitional provisions. These are not yet finalised but draft regulations provide that the Act's requirements in regard to funding will take effect from the first triennial valuation due after 23 September 2005. In the case of the main UK pension scheme, we expect that this will take place based on data as at 1 April 2006. Under the Act's requirements, Invensys will be required to agree contributions to the scheme with the Trustee, including contributions to make good any deficit in the scheme.

We understand that the Trustee is looking to achieve an increase in diversity in the investment portfolio. The trust deed currently contains certain restrictions which impact on diversification. Clarification regarding the status of these constraints may well require the Company and the Trustee to make an application to the Court. We do not, given current circumstances, expect any change in the deed to have a material impact on scheme funding.

Other legacy liabilities reduced by £136 million during the year. This included £24 million of planned spend against transition costs and a tax credit of £29 million in respect of legacy tax liabilities.

Treasury policy

The Group's treasury policy seeks to ensure that:

- adequate financial resources are available for the development of the Group's businesses, ensuring also long-term security in support of our products for the benefit of customers. This includes the provision of funding for capital expenditure, working capital and the bonding requirements of our contract businesses; and
- financial risk of currency, interest rate and counterparty exposure is minimised as far as possible, as set out in the following sections, and that no speculative transactions are undertaken.

Group Treasury operates as a service centre from locations in the UK and the US within clearly defined guidelines.

Policy in respect of the major areas of treasury management is set out in the following section.

Interest rate risk
The Group's policy is to set the proportion of fixed and floating rate debt taking into account factors such as the interest rate, the business cycle and the Group's level of financial leverage. The Group has undertaken to ensure various ratios of fixed rate debt to total debt in the period up to March 2007 in respect of US dollars and euros.

The Group uses fixed rate borrowings, interest rate swaps, forward rate agreements and currency swaps to manage its interest rate exposure.

As at 31 March 2005, £916 million was in fixed rate form, representing 116% of net debt and 64% of gross debt (2004: £994 million, representing 100% of net debt and 64% of gross debt).

Currency risk
Translation exposure In common with other companies operating with many international subsidiaries, a currency risk arises on the translation of the results of foreign subsidiaries into sterling. This risk is not hedged.

Similarly a currency risk arises on the translation of the balance sheets of foreign subsidiaries into sterling. Any such gains or losses resulting from this translation are recorded in reserves where they are matched with the gains and losses on liabilities in those currencies to hedge this risk. The Group targets several ratios in the management of this risk, including liabilities to net assets and earnings.

Transaction exposure Currency transaction exposure arises where actual sales and purchases are made by the Group's businesses in a currency other than their own functional currency. The incidence of this risk varies across the different businesses of the Group although the majority of sales and purchases will usually be in the local markets and in functional currency. Where this is not the case, the Group's businesses are required to hedge 100% of their known exposures.

Policy also requires businesses to assess their forecast exposure and hedge an agreed percentage of non-functional currency cash flow and also to take action to protect any exposure where a bid is made which involves cash flows in non-functional currencies.

The Group uses forward currency contracts and currency options to manage transaction exposure.

Counterparty risk
The Group monitors the identity of the counterparties with whom it deposits cash and transacts other financial instruments so as to control exposure to any territory or institution.

Deposits
Surplus funds are placed for short periods with highly-rated institutions in investments that are readily realisable.

Funds placed in escrow arrangements are invested in US dollars, euros or sterling in highly-rated money market funds pending their requirement to meet legacy liabilities.

Derivatives
Derivatives are used to manage the risks described above and further detail is provided in note 27 to the Annual report & accounts.

Implementation of International Financial Reporting Standards
The Group will adopt International Financial Reporting Standards (IFRS), also known as International Accounting Standards, in the next fiscal year, as required under European legislation. The transition date for adoption of IFRS is 1 April 2004, determined in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. Key changes in accounting under IFRS for the Group compared to accounting under UK GAAP as currently applied by the Group are detailed in the Transition to International Financial Reporting Standards part of the Annual report & accounts.



Adrian Hennah
Chief Financial Officer

inside **Controls**

providing electronic controllers for the worldwide vehicle refrigeration market





At the heart of Thermo King's products is our Vehicle Power Refrigeration System (VPRS).

The VPRS includes a base-board that regulates both the intelligence and the power control system to manage the refrigerated loads. This combined with an in-cab keyboard interface represents a real innovation for the mobile refrigeration market.



Thermo King, part of the Ingersoll-Rand group, is the world leader in providing climate control solutions for global transportation industries.

As a result of a long-term relationship with Eliwell, part of Invensys Controls, Thermo King contracted Invensys to develop a new electronic controller microprocessor for the automotive market: the Vehicle Power Refrigeration System.

It took more than one year to analyse and implement the system, but now Invensys Controls provides 15,000 complete systems a year to equip and control refrigeration systems on board Thermo King small trucks and lorries.

The VPRS forms part of Thermo King's strategy of standardising as many components as possible across their product ranges.

Thanks to new flash technology, an add-on expansion board and standard automotive connectivity protocol, the can-BUS, the VPRS is fully scalable and flexible for the future.

The long-term relationship between Eliwell and Thermo King started in 1999 when Eliwell began manufacturing electronic equipment for Thermo King's internal production. Now Invensys Controls serves seven different Thermo King plants around the world and is their sole supplier for the VPRS product range.

Controls

As a result of the merger, we have reduced our overheads and are now focussing on sales efficiency, supply chain and factory efficiency.

	2005	2004
Sales (£m)	**921**	1,023
Operating profit (£m)	**89**	127
Operating margin (%)	**9.7**	12.4

John Duerden
President, Controls





a
b
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f

Sales by sector

a Appliance 40%
b Residential property 19%
c General industries 12%
d Discrete manufacturing 12%
e Commercial property 16%
f Other 1%



a
b
c
d
e

Sales by geography

a UK 10%
b Europe 28%
c North America 51%
d South America 4%
e Asia Pacific 7%

Controls was formed on 1 October 2004 with the merger of the former Appliance and Climate Controls businesses, recognising the considerable overlap of brands, customers and manufacturing facilities. Whilst the process of merger integration has progressed well with some 300 indirect and overhead positions eliminated, it has been accompanied by some significant operational issues in North America that have affected its performance during the second half of the year.

In particular, poorly executed manufacturing process changes arose at certain manufacturing plants, particularly the large facility in Mexicali. A symptom of these changes was the recall of a large number of gas valves, for which we have made a provision of £30 million to cover the cost. Additional strain on these manufacturing plants arose as they were required to increase output significantly to supply products for both the recall and existing customers. This created additional costs, supply chain problems and an order backlog with several customers. These issues have received urgent management attention and the actions taken have now largely diffused the immediate issues. Production levels are now adequate to meet the recall and the order backlog has been reduced. Our operational attention is now on completing the integration of the two businesses and obtaining the merger benefits identified at the start of the process.

Alongside the merger, Controls is investing in its technology roadmap intended to maintain its position as a technological leader in the supply of components and, increasingly, systems to its global customer base. It is also building relationships with a broader range of original equipment manufacturers, especially in Asia, recognising the changing competitive environment particularly in the white goods sector.

Orders for the year closed at £900 million, down 5% at CER mainly due to the weakness in North America including the exit from North American contracting businesses.

Sales for the year of £921 million (2004: £1,023 million) were 5% lower at CER compared to last year. The fall in sales was due to the exit of North American contracting businesses, the loss of specific contracts and global price reductions for reversing valves.

Operating profit for the year fell 26% at CER to £89 million, with an operating margin of 9.7%, mainly due to a reduction in sales volume, operational performance issues at the Mexicali plant and higher insurance costs.

Process Systems

Orders from our seven key global accounts increased by 54% in the last quarter of the year and by 39% for the year as a whole.

	2005	2004
Sales (£m)	**709**	746
Operating profit (£m)	**47**	35
Operating margin (%)	**6.6**	4.7



Michael Caliel
President, Process Systems


f
e
a
d
b
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Sales by sector

- a Oil & gas upstream 35%
- b Oil & gas downstream 4%
- c Utilities & power 19%
- d Petrochemicals 9%
- e General industries 24%
- f Other 9%


f
e
a
d
b
c

Sales by geography

- a UK 12%
- b Europe 23%
- c North America 44%
- d South America 4%
- e Asia Pacific 13%
- f Africa & Middle East 4%

Process Systems is reaching the end of its 70-week performance improvement programme that, together with a three-year investment programme, has addressed all aspects of its business but in particular the strengthening of its leadership team, the reorganisation of the way it interfaces with its major customers, the enhancement of its technology portfolio and the reduction in the complexity of its overhead structure. These actions have restored its position as a leader in the global market for process automation.

This success in updating its technology is demonstrated by the significant increases in orders from its seven key global accounts, up by 54% in the fourth quarter of the year and by 39% for the year as a whole. This endorsement of our technology by these major customers, which currently account for 16% of its orders, provides confidence that Process Systems has the capability to grow its overall market share and achieve an operating performance at least in line with its peer group.

Excluding IMServ, orders for the year were up 5% at CER, primarily driven by strong order intake in Asia Pacific, Latin America, the solutions business and the measurement and instrumentation business, only partially offset by declines in North America and EMEA. Major orders included several large power projects in China as well as orders from Formosa Petrochemical Corporation, Exxon Mobil, Tesoro Petroleum and Reliance.

Sales, excluding IMServ, for the year were up 4% at CER. The increase was mainly due to higher sales in EMEA, Asia Pacific and Latin America as well as an improvement in the solutions business, which offset declines in North America.

Sales at IMServ were down 26% at CER compared to last year, primarily reflecting the disposal of the FieldTech operations during the prior year.

Operating profit at £47 million, up 49% at CER, improved considerably and resulted in an operating margin of 6.6%, compared to a margin of 4.7% last year. Much of the improvement came from higher product sales across all regions and an improvement in the sales mix with continued strength in the solutions business, Asia Pacific and Latin America. The 70-week performance improvement programme continued to deliver, with the costs of the programme now starting to fall from the fourth quarter onwards and are expected to end by the second quarter of next year; external consulting costs amounted to £10 million for the year.

Invensys is a world leader in automation technology for the LNG industry.

When the Ras Laffan Liquefied Natural Gas Company II (RasGas-II) in Qatar needed automation services for its LNG Train 5 Production and Utilities units, Invensys was the natural choice.

Invensys had previously successfully implemented the process control systems, safety systems, and many additional systems for Ras Laffan LNG Trains 1 and 2, and had also been awarded the Expansion Project for LNG Train 3, Train 4, and associated projects.

Ras Laffan Liquefied Natural Gas Company Limited was established in 1993 to produce LNG and related products from a designated area within the North Field of Qatar, the largest offshore non-associated natural gas field in the world.

Invensys' Foxboro and Triconex systems are helping to ensure efficient and safe operations at this, one of the world's largest LNG liquefaction facilities; enabling the Ras Laffan LNG complex to achieve a total capacity of over 20 million tons per annum by 2007.

The Invensys LNG Business and Technology Centre leverages a network of satellite centres located in Singapore, Houston, Montreal, and elsewhere. These centres focus on developing, deploying, and supporting business and technology solutions for liquefaction, marine, and regasification. Additional resources are drawn as needed from Invensys' other sales, support, and technical centres around the world, thus enabling Invensys to deliver consistently high-quality solutions and responsive support to LNG customers anywhere in the world.





Gas turbines power the compressors for the refrigeration cycles in LNG trains.

The compressor raises the pressure of the refrigerant gas (usually propane, a propane/butane mix or nitrogen), then it is cooled and allowed to flash into the cryogenic exchanger – the flashing takes heat away from the product gas, cooling it until it liquefies at -160 degrees.

The latest US$8 million automation contract at Ras Laffan includes Foxboro-brand I/A Series process control systems, Triconex TMR Safety Instrumented Systems and Fire and Gas Protection Systems, plus associated project engineering services.

inside **Process Systems**
ensuring the safe and efficient operation of LNG plants anywhere in the world

inside **Rail Systems**
user-friendly control systems for mainline and metro railways





At the heart of the system are the cab mounted Processor Modules.

TBS100 is a highly flexible system of train control providing Automatic Train Protection (ATP) and Automatic Train Operation (ATO) for both new and existing mainline and metro railways.

Expanding our technology investment in China

With the Beijing Olympics just around the corner, and the Shanghai world EXPO in 2010, the Chinese government is investing heavily in its mainline and metro expansion programme.

Such an ambitious project, currently the biggest of its type in the world, requires the best in terms of signalling and control suppliers.

Meeting this requirement, Invensys Rail Systems' TBS100 Automatic Train Control System leads the way in technical evolution yet is designed for flexibility and long-term implementation.

The TBS100 system allows onboard or remote instruments to determine the train's correct travelling speed based on a variety of parameters, providing passengers with a reliable, smooth and, most importantly, safe journey.

TBS100 has been fitted on Beijing Urban Line 13 and the Tianjin Metro Company has chosen TBS100 for higher capacity on Line 1.

Suppliers must also meet Government localisation requirements and very short timescales set by major and prestigious world events. Working successfully in China for nearly 15 years, Invensys Rail Systems has developed strong Chinese-partner relationships, transferring its technology and proving that we will deliver on time.

Invensys is committed to major investment and growth in China in the coming years. The success of the Rail business in China to date has provided the basis for substantial new investment with challenging targets for profitable growth in the next five years.

Supported by Invensys Rail Systems' proven track record in China, we have the resources necessary to supply China with new technology solutions for today, tomorrow and the long-term future of the Chinese Railway.

Rail Systems

We are changing our procedures, particularly in project management, to better meet our customers' requirements and our performance goals.

	2005	2004
Sales (£m)	**412**	442
Operating profit (£m)	**56**	62
Operating margin (%)	**13.6**	14.0


Nigel Smith
President, Rail Systems


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Sales by geography

a UK 39%
b Europe 25%
c North America 30%
d Asia Pacific 6%

In the UK, the pattern of business with Network Rail has changed as they seek to reduce costs and transfer more of the financial risks to suppliers. We are changing our procedures, particularly in project management, to enable us to meet both their requirements and our performance goals. As a consequence of the rigorous procedures now in place, the flow of orders from Network Rail has slowed. So far we have been able to manage our cost base to deal with this reduced level of activity and anticipate that the flow of orders will improve as the year progresses. In the event that this does not happen, we will be looking to make further savings in our cost base to maintain the business' financial performance.

Our other major operation in the UK is the upgrade and renewal of signalling and train control systems for the Metronet consortium that is responsible for London Underground's infrastructure renewal on the Bakerloo, Victoria and Central lines, together with the subsurface Metropolitan, Circle and District lines.

In the USA, the delayed Transportation Bill is now expected to be signed into law later this year. The Bill confirms federal funding for highways, railroad and other transportation investment and provides the major source of funds for railroad/highway crossings, which is our major product offering in this market and we anticipate that we will see increased activity once the Bill is enacted. In Iberia, we are participating in several of the new high speed line projects in Spain, incorporating the latest European Rail Traffic Management System technology. Elsewhere our long-standing presence in China continues with projects underway on the Beijing and Tianjin subway systems.

Orders for the year (excluding the effect of the PPP contracts for the upgrade of the London Underground which amounted to £917 million in 2003/04 and £21 million in 2004/05) increased by 6% at CER. The order delays in the UK were more than offset by strong growth in Spain where, for example, we were part of the winning consortium for the High Speed Line from Cordoba to Malaga.

Rail Systems' sales at £412 million were down 4% at CER compared to the last financial year. This was mainly due to the early termination of a large North American logistics contract and lower sales in the UK. This was somewhat offset by stronger sales in Spain.

Operating profit was £56 million, a decrease of 7% at CER compared to last year, while the operating margin fell 0.4% to 13.6%. An improved sales mix, a number of favourable contract completions and an effective control of overheads were offset by higher insurance costs.

APV

The success of our 50-week performance improvement programme is beginning to be reflected in our performance.

	2005	2004
Sales (£m)	**360**	387
Operating profit (£m)	**6**	18
Operating margin (%)	**1.7**	4.7



Haluk Durudogan
President, APV



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Sales by sector

- a Food & beverage 62%
- b Dairy 12%
- c General industries 19%
- d Pharmaceuticals 3%
- e Other 4%



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b
c
d
e
f

Sales by geography

- a UK 3%
- b Europe 46%
- c North America 17%
- d South America 4%
- e Asia Pacific 23%
- f Africa & Middle East 7%

APV is undergoing a substantial 50-week performance improvement programme and the success of this approach is now beginning to be reflected in its performance. The management structure has been flattened with the elimination of several tiers of executives and its former country based managers. New project tendering procedures are in place to minimise the risks associated with longer term contracts and the sales force has been reorganised to increase sales of aftermarket products into APV's large global installed base. The depth of the restructuring being undertaken is significant but the business is dealing with this well with the continued support of its customers.

Orders for the year were flat at CER; this was mainly due to turning away from some higher risk project orders, which offset growth in Asia Pacific, Latin America and strength in the heat transfer business.

Sales at £360 million were 4% lower at CER, primarily due to lower project sales in EMEA as a result of a slow-down in capital spending in this consolidating market. However, the aftermarket business in EMEA has shown good growth over the last 12 months and strength in industrial markets has driven strong growth in the heat exchangers business. Asia Pacific is also growing with continued investment in local APV teams.

Operating profit at £6 million fell considerably (2004: £18 million) compared to the prior year. The fall was mainly due to lower project volume and lower margins in EMEA. In addition, the current year includes a £4 million adverse adjustment relating to prior years. However, the 50-week performance improvement programme has started to deliver and led to a marked improvement in performance in the second half of the year by reducing overheads and continuing to increase the focus on aftermarket sales across all regions.

Helping the amber nectar flow

Carlton and United Beverages (CUB), part of the Foster's Group, the premium global multi-beverage company, has made substantial gains by increasing the level of automation at its largest facility in Melbourne, Australia.

APV played a major part in the transformation, integrating APV's latest valve technology with innovative process design concepts to achieve the project requirements.

Transforming the heart of CUB's flagship brewery in Melbourne from a mainly manual operation to an automated one, whilst keeping the amber nectar flowing, was a demanding task. APV, working closely with CUB in both the design and implementation phases, ensured that this was completed with minimum disruption.

The outcome is a plant with increased productivity, lower losses, improved quality and reduced running costs.

After the completion of the Melbourne plant APV worked closely with Foster's to help it double the capacity of its plant south of Brisbane. The new plant, with state-of-the-art brewing and processing facilities, will supply the full range of CUB's products to the Eastern seaboard of Australia.

This plant also saw the value in using valves with an intelligent interface, which reduce installation costs and considerably shortened the time for commissioning.



Valves with an intelligent interface

APV's double seat valve manifolds are used to direct the flow of drink or food products around process plants where the requirement is for an absolutely hygienic environment.

The valves give continuous feedback on their status including information on number of operations, time of operation and maintenance requirements.


APV

inside **APV** transforming the performance of food, beverage and dairy plants around the world

The Port of Dover is the largest international ferry port and one of the busiest roll on/roll off ports in the world.

At its 330 hectare Eastern and Western Dock sites, the Port of Dover must monitor its 1,000 taps and shower fittings, as well as hot water storage tanks, for potentially lethal Legionella bacteria to meet strict legal obligations.

This has been done with the implementation of Eurotherm's sophisticated large scale monitoring and data storage system. The electronic system, based on a number of Eurotherm 5000B data recorders, monitors water temperatures. While 'real-time' temperature values can be monitored on line, the collected data can be stored in a tamper proof format for up to six years, far exceeding the requirements of current UK and international health and safety guidelines.

In handling around 15 million passengers and five million vehicles annually, engineering staff at Dover realised some years ago that to meet legal health and safety obligations would require a significant investment in monitoring and control technology.

Apart from challenges of scale, the overall distance across both Eastern and Western parts of the docks exceeds 2km, there are around 150 separate small scale water heating and storage systems on the site, which have been installed over time in passenger facilities, customs and police offices, port operation areas and other buildings. The challenge was to engineer an easily managed localised monitoring solution with central monitoring, secure data transfer and verifiable long term archiving of data.

Colin Dobson, Building Manager for the Port of Dover, believes that this type of remote monitoring system will become an 'industry standard' for Legionella protection in the future.





Sensing points throughout a system provide data to the Eurotherm 5000B recorders and controllers.

Temperature values are continuously monitored in 'real time'.

inside **Eurotherm**
flexible, secure acquisition of data across extended systems

Eurotherm
We are working on addressing an imbalance in our supply chain by increasingly concentrating on Asia Pacific.

	2005	2004
Sales (£m)	**122**	122
Operating profit (£m)	**17**	17
Operating margin (%)	**13.9**	13.9



Peter Tompkins
President, Eurotherm


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Sales by sector

a General industries 90%
b Pharmaceuticals 3%
c Utilities & power 3%
d Other 4%


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d
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Sales by geography

a UK 15%
b Europe 43%
c North America 20%
d South America 1%
e Asia Pacific 20%
f Africa & Middle East 1%

Eurotherm has been a steady performer in recent years with good operating margins and cash generation and we intend to use this platform to grow sales, particularly in the fast growing economies of Asia. The business is also addressing an imbalance in its supply chain which has created transaction exchange exposures with manufacturing currently concentrated in western economies.

Orders for the year increased by 5% at CER driven by growth in Asia Pacific, North America and systems orders in EMEA.

Sales for the year at £122 million were 4% higher at CER compared with last year, driven by the same factors underpinning orders.

Operating profit was stable at £17 million with an operating margin of 13.9%. The margin improved through pricing initiatives and better supply chain management, despite adverse transactional currency impacts due to increased sales volume in Asia Pacific and North America.

Eurotherm currently distributes around £15 million of product manufactured by its former electric motor Drives business which was sold in 2002. This agreement is now subject to renegotiation. In the event that this arrangement ceases, we aim to minimise the impact on operating performance due to the loss of revenue.

Businesses for sale

Businesses for sale relate to Lambda and Baker.

For the year as a whole, sales of these businesses rose at CER and operating profit was significantly higher, driven by the benefits from restructuring activities. Although there remains some volatility in earnings on a quarter on quarter basis, overall there has been a substantial improvement in performance.

As reported in August this year, the sales processes for both businesses are underway and it is anticipated that both will be completed during this calendar year.

Corporate responsibility

Invensys is strongly committed to its corporate responsibilities in relation to the communities within which it operates and to the environmental consequences of its activities.

We believe our prospects of successfully achieving our business goals and a fair return to our investors are increased by fulfilment of our corporate responsibilities at large.

Our guiding principles were formulated in 2002 in the Invensys Intent which set out the foundations of our Group's approach to sustainability and the environment, health and safety in our workplaces, diversity and equality of opportunity, the recognition of human rights and our programmes of community involvement and corporate giving.

Our intention was that we would, following consultation and involvement with our staff in many countries, enshrine those principles over time in our everyday activities and conduct of business. We have, for example, recently developed our new worldwide Invensys Code of Conduct that is in the course of being introduced to our employees in nine languages and over 50 countries together with training programmes tailored to employee needs.

In the last year we have given particular priority to improving the health and safety of our employees. We have also appointed a new Vice President of Risk Management, Insurance and Corporate Responsibility who is responsible for working with each business group to address corporate responsibility issues and reporting on overall performance.

Environment, health and safety (EHS)

Policy and organisation

In July 2004 our EHS policy was updated and opens as follows "Environment, health and safety are intrinsic to our operations and our value propositions. Our goal is that we will not harm people or the environment. Additionally, we are committed to the goals of maintaining compliance with the law at all times and being good neighbours within the communities in which we conduct business. We aspire to leadership in these areas by adopting internally the good practices we support within our customers, thus contributing to long-term sustainable growth." A full version of the EHS policy is available on our website (www.invensys.com).

The Board is responsible for the overall environmental, health and safety policy and procedures, and holds the Chief Operating Officer accountable for its implementation. Each business is responsible for providing the necessary resources and implementing programmes to ensure compliance with EHS policy and procedures and for driving improvements in EHS performance. Each employee is accountable for their own health and safety and that of others who may be affected by their actions whilst at work.

Leadership in EHS comes from the highest levels within the Group. Environmental, health and safety issues and performance are reviewed at all Board meetings, monthly business group operational meetings and at the Risk Committee which meets four times a year. To further our commitment to the highest standards of ethical behaviour, our senior managers are required to report annually on EHS compliance within their businesses and the progress made in training and communicating these expectations to employees.

Health and safety

Invensys is committed to achieving excellence in health and safety performance. Our goal is simple – no harm to people. Invensys policy is to provide a safe and healthy working environment at all sites, which includes adequate measures to prevent accidents and ill health by minimising potential hazards in the workplace. We regret having to report a single fatality in 2004/05. A worker in our Mexicali, Mexico facility fell from a lift while performing an assigned task. This death is deeply regrettable, and we continue to review our health and safety procedures.

We have, however, improved our systems for monitoring frequency rates for Lost Workday Cases and Total Recordable Cases, and are encouraged by signs of reductions. For 2005/06, we have set frequency rate targets for both Lost Workday Cases and Total Recordable Cases of 0.6 and 1.8 cases per 100 employees per annum, respectively.

During the past year, no reports have been received of any fines or other action from breaches of health and safety regulations. In the US, a single Occupational Safety and Health Administration (OSHA) citation and penalty was issued for non-compliance with the reporting requirement. This citation resulted in a charge of US$2,250 (£1,160). All defects have been rectified.

Environment

During the year, we continued to work to minimise any detrimental impact from our operations on the environment and put in place an online reporting system for tracking environmental violations and citations. We are pleased to announce that no major environmental violations or citations were reported this year. Three minor environmental releases were reported, all of which involved an exceedance of a wastewater discharge permit limit. Corrective actions have been taken and no further citations were received. One minor noise violation was reported in China that resulted in a fine of RMB 70,000 (£4,500). Corrective actions will be completed by July 2005.

In March and April 2005, 63 major manufacturing operations reported environmental and social performance data for calendar 2004. This data is currently being verified by external auditors and will be published on the Invensys website when available. This data will be used to set objectives and targets for energy/water usage and waste reduction across the Group. We will also use this data to benchmark our Group environmental performance by participating in the annual Business in the Environment (BiE) Index of Corporate Environmental Engagement later this year.

We have also continued to make good progress in implementing environmental management systems. These systems provide benefits such as improving the impact of our activities on the environment, reducing raw material and energy use, and decreasing waste generation. For example, our Bodmin and Plymouth UK facilities received ISO 14001 accreditation in April 2004 and passed the first audit in March 2005 with no non-conformities. We continue to explore opportunities to expand our environmental management systems.

At Invensys, sustainable development lies at the core of many of our businesses. We seek to help our customers improve the reliability, consistency and efficiency of both their businesses and products. Within the Controls business, we provide highly engineered control solutions for major manufacturers of appliances such as ovens, washing machines and refrigerators that increase operating efficiency and reduce energy consumption. Within Process Systems, we work with customers to improve the efficiencies of their operations while at the same time reducing harmful greenhouse gas emissions. For example, we engineer control and software systems that help major public utilities optimise their operations and reduce nitrogen oxides (NO_X) and sulphur dioxide (SO_2) emissions.

Employees

Our people define our business, and this is no more evident than during periods of change and challenge. We continue to work to build global teams with the skills to deliver our business growth. To this end we offer competitive remuneration to ensure we attract the best and remain committed to assisting employees achieve personal advancement. Individual training is offered by the business groups tailored to specific needs, whether via the Invensys University, external or internal courses.

Community relations

We recognise our responsibilities to the communities in which we operate. We encourage our business units and employees to support the development and wellbeing of their local communities through a variety of activities. Following last year's terrible earthquake and resulting tsunami in the Indian Ocean, many of our businesses put in systems to match any pledges made by our employees. We recognise, however, that at a time when the Company is not paying dividends to shareholders, sensitivity is required in relation to the area of corporate giving and we have accordingly moderated the amount of donations made by the Group.

Board of directors

Martin Jay
Chairman
Appointed non-executive director of Invensys plc in January 2003 and Chairman in July 2003. Chairman of VT Group, having served as Chief Executive for 13 years. Previously held a range of leadership positions at GEC and was a member of the GEC Management Board. Chairman of the Tall Ships Youth Trust. (aged 65)
Chairman of Nominating Committee.

Richard Haythornthwaite
Chief Executive
Joined the Invensys plc Board in July 2001 and was appointed Chief Executive in October 2001. Non-executive director of Imperial Chemical Industries PLC. Formerly Chief Executive Officer of Blue Circle Industries plc (until the company was acquired by Lafarge SA) and non-executive director of Cookson Group plc and Lafarge SA. Also held senior positions with BP and Premier Oil. He will step down as Chief Executive on 22 July 2005. (aged 48)

Ulf Henriksson
Chief Operating Officer
Joined Invensys plc as Chief Operating Officer in May 2004 and appointed to the Board in July 2004. Formerly Operating Vice President of the Hydraulics Division at Eaton Corporation. Prior to joining Eaton Corporation in 2003, he held a number of senior positions, up to President of Automated Controls Systems and Services at Honeywell International/ Allied Signal Inc. He will become Chief Executive on 22 July 2005. (aged 42)

Adrian Hennah
Chief Financial Officer
Joined Invensys plc and appointed to the Board in October 2002, and became Chief Financial Officer on 1 January 2003. Non-executive director of The Gray Laboratory Cancer Research Trust. Formerly held a number of senior positions with GlaxoSmithKline Plc, including Chief Financial Officer for Glaxo Wellcome Inc USA. (aged 47)

Larry Farmer
Non-executive director
Appointed non-executive director of Invensys plc in March 2002. Non-executive director of Energysys Limited (formerly Digital Steps Energy Limited) and Digital Steps Limited. Formerly Chief Executive of Halliburton Brown & Root Limited. Mr Farmer's re-election as a non-executive director will be proposed to shareholders at the Annual General Meeting. (aged 65)
Member of Audit Committee and Remuneration Committee.

Bay Green
Non-executive director
Appointed non-executive director of Invensys plc in January 2005. Fellow of the Institute of Chartered Accountants and member of the Securities Institute, and currently a Vice Chairman of Dresdner Kleinwort Wasserstein. Non-executive director of RPC Group plc, Axis-Shield plc, and a trustee of Help the Hospices. Mr Green's election as a non-executive director will be proposed to shareholders at the Annual General Meeting, when he will also become the Senior Independent Director. (aged 61)
Member of Audit Committee and Nominating Committee.

Jean-Claude Guez
Non-executive director
Appointed non-executive director of Invensys plc in January 2003. Non-executive director of Exel plc, Eurostar Group Ltd and Eurostar United Kingdom Ltd. Also, advisory partner with Rocket Ventures LLP, USA. Formerly a Management Consulting partner at Accenture, where he spent his entire career from 1966 to 2003. (aged 61)
Chairman of Remuneration Committee and member of Nominating Committee.

Andrew Macfarlane
Non-executive director
Appointed non-executive director of Invensys plc in March 2003. Group Finance Director of Land Securities Group plc. Formerly Director of Corporate Finance and then Chief Financial Officer (Hotels Division) of Bass plc (subsequently InterContinental Hotels Group plc). (aged 48)
Senior Independent Director.
Chairman of Audit Committee and member of Remuneration Committee.

Corporate governance

Combined Code – Principles and compliance

The Board is committed to the highest standards of corporate governance. Throughout the year under review, Invensys has been in full compliance with the provisions of the new Code on Corporate Governance (2003 issue) ('the new Code') applicable under the Listing Rules of the UK Listing Authority, except in relation to the short period between the retirement of the Senior Independent Director and the appointment of his successor as described below.

The Board – Balance and independence

The Board currently has eight members, comprising five non-executive directors, including the Chairman, and three executive directors. There is a clear division of responsibility between the Chairman and the Chief Executive formulated in their terms of appointment and in the delegation of authorities prescribed by the Board, which ensures that there is a balance of power and authority. Biographies of all the directors are presented on page 22. As can be seen, they have a wide range of international business and financial experience relevant to the direction of a company with worldwide operations. All the non-executive directors are regarded as independent.

Directors – Role and procedures

Although all the directors have an equal responsibility for the operations of Invensys, the role of the non-executive directors is particularly important in ensuring that the strategy and business proposals of the executive management team are fully discussed and examined to ensure that they meet the long-term interests of shareholders and also take account of issues affecting employees, customers, suppliers and the many communities in which Invensys conducts its business. At least one full day's meeting every year is devoted to the overall strategic planning of the Group. The Board's programme includes meetings of the non-executives without the executives being present. The Board meets at least eight times during the course of a year with additional meetings convened as necessary; in the financial year under review, the Board met on 13 occasions. Individual attendance is set out in the table on page 24.

Board induction and evaluation

An induction programme appropriate to the individual's experience is established on the appointment of a new director. The continuing development of directors, collectively and individually, is mainly effected through the provision to them by relevant external and internal advisers of in-depth briefings on matters of current significance to the Group. The Board has a formal review process with discrete components covering the evaluation of the Board's collective performance and the appraisal of the performance of individual directors, including the Chairman. Committee effectiveness is reviewed both by the Board as a whole and by each Committee itself. The results of the evaluation provide the basis for continuous improvement in the Board's procedures and the Board's action plans and objectives for the following year.

Senior Independent Director

Andrew Macfarlane became the Senior Independent Director on 21 April 2004 in place of Rolf Börjesson who retired on 19 December 2003. During the interim period, the Company and its advisers were engaged in extensive dialogue with leading shareholders related to the refinancing plan announced in February 2004 and completed in March 2004. The Board considers that the principle underlying the Code requirement in relation to the availability of channels of communication was substantially met during the period. It is intended that Bay Green will, following election as a director by shareholders at the forthcoming Annual General Meeting, become the Senior Independent Director and Mr Macfarlane will continue as Chairman of the Audit Committee.

Additional responsibilities of Larry Farmer

During the first quarter of the year, as described in last year's report, Mr Farmer undertook, at the special request of the Board and for a limited period, additional non-executive oversight and advisory responsibilities in relation to a review of the Process Systems business. The Board has adjudged that his independence has not been affected.

The Board Committees

The Board has three standing committees, whose full terms of reference are available on the Group's website or on request from the Company Secretary.

The Nominating Committee is responsible for making recommendations to the Board for the appointment or re-appointment and retirement of directors and monitoring the performance of directors and, in support of the Chairman, advising on evaluation processes and induction and training requirements. Its current members are Martin Jay, who is Chairman of the Committee, and two further independent non-executive directors, Jean-Claude Guez and Mr Green (appointed on 1 January 2005, replacing Simon Robertson who retired on 19 January 2005). During 2004, the Committee was responsible, with external recruitment advisers, for the defining of the Board's requirements for the selection and appointment of the new Chief Operating Officer, Ulf Henriksson, and the selection and appointment of Mr Green as a new independent non-executive director.

The recommendations of the Committee on election and re-election of directors are described in the Notice of Annual General Meeting.

The Audit Committee comprises three independent non-executive directors: Mr Macfarlane who is Chairman of the Committee, Mr Farmer and Mr Green, who was appointed on 1 January 2005 and replaced Mr Robertson on the Committee. The Committee meets at least four times a year (and met during the year under review on eight occasions) to review the published financial information, the effectiveness of both external and internal audit and of the Group's internal controls and risk management procedures.

Corporate governance (continued)

The Audit Committee reviews the work undertaken by the external auditors going beyond the scope of the audit itself in order to ensure that the independence of the auditors is not impaired. This review covers the nature of the work, the method of appointment and the fees paid. This work generally falls into two categories as follows: first, audit and assurance assignments, including work that in their role as auditor they are best placed to undertake such as formal reporting and other work related to borrowings, shareholder and other circulars, various regulatory reports and work in respect of acquisitions and disposals; and secondly, taxation in cases where the auditors are best suited, such as tax provision and statutory work. Other significant tax advisory projects are put out to competitive tender.

The Audit Committee also reviews the work undertaken by the Risk Committee and by the internal audit function.

The Remuneration Committee's constitution and role are described in the Summary remuneration report on page 25.

Communication with shareholders

Communication with all shareholders is at all times given a high priority and a number of means are used to promote greater understanding and dialogue with investment audiences. In order to develop an understanding of the views of major shareholders, the Board receives regular reports from the Chief Executive and the investor relations department.

During the course of the year, shareholders are kept informed of the progress of the Group through trading statements and other announcements of significant developments that are released through the London Stock Exchange and other news services. Shareholders can also raise questions directly with the Company at any time of the year through a facility on the website. Quarterly results announcements are published by release to the London Stock Exchange and other news services. At the half year, the Interim report is published by advertisement in the Financial Times. The Summary financial statement provides shareholders with the material information concerning Invensys in a form more readily assimilated than the full Annual report & accounts. Shareholders can also request the full report. All of these documents are available online through the Invensys website (www.invensys.com), together with details of all announcements, investor presentations and share price information, and are available on request. Additionally, there is an opportunity at the Annual General Meeting for shareholders to question the Chairman and the chairmen of the Audit, Remuneration and Nominating Committees. Voting on resolutions proposed separately is conducted by polls at general meetings and voting results are announced through the London Stock Exchange and other news services; the results and proxy levels are available on the website and on request.

Main Board review of Internal Control

The Board conducts annual and continuing reviews of internal control, which include consideration of the effectiveness of identification, evaluation and management of all significant risks affecting Invensys.

The Board has ultimate responsibility for the system of internal control. Each of the Group's five businesses is currently individually accountable through the Chief Operating Officer to the Chief Executive and is managed by a President who, with his senior management team, provides day-to-day control over the businesses' operations within the strategic guidelines and delegated authorities determined by the Board. The internal control system is designed to meet the Group's particular needs and the risks to which it is exposed but it should be appreciated that, however effective a system of internal control is, it can provide only reasonable and not absolute assurance against material misstatement or loss. Following the significant restructuring that has affected the Group over recent periods, management continues to identify areas where internal controls might be further improved and actions are in place to ensure that identified weaknesses are addressed.

Individual attendance at meetings during the year ended 31 March 2005

The table shows the number of meetings possible for an individual to have attended (taking account of his appointment or retirement date in the course of the year) and his actual attendance. Attendance at committee meetings shows the members of the committee only, although other directors, where relevant, have often also attended at the invitation of the Committee Chairman.

	Board		Audit Committee		Remuneration Committee		Nominating Committee	
	Attended	Possible	Attended	Possible	Attended	Possible	Attended	Possible
Martin Jay	13	13	–	–	–	–	3	3
Richard Haythornthwaite	13	13	–	–	–	–	–	–
Ulf Henriksson	10	10	–	–	–	–	–	–
Adrian Hennah	13	13	–	–	–	–	–	–
Larry Farmer	13	13	8	8	7	7	–	–
Jean-Claude Guez	12	13	–	–	7	7	3	3
Bay Green	2	3	2	3	–	–	–	–
Andrew Macfarlane	12	13	8	8	7	7	–	–
Simon Robertson	8	11	5	5	–	–	2	3

Summary remuneration report

This report is a summary of the information set out in the full Remuneration report in the Annual report & accounts 2005, a copy of which can be obtained online from www.invensys.com or on request from the Company Secretary.

Remuneration Committee (the 'Committee')

The Committee is responsible for developing policy on executive remuneration and for approving the remuneration packages of individual executive directors. Its members are Jean-Claude Guez (Chairman of the Committee), Larry Farmer and Andrew Macfarlane, each of whom has served throughout the year. They are all considered to be independent non-executive directors.

Remuneration policy for executive directors

1 Overview of changes to the remuneration framework

During the year, the Committee undertook a comprehensive review of the remuneration practices at Invensys in light of the current challenges facing the Company. Invensys needs to be able to attract and retain a strong management team which is incentivised to achieve a successful turnaround of the business for the benefit of all shareholders. As a result of this review, the Committee has concluded that some parts of the current remuneration framework should be modified. Certain of these modifications apply either for the 2005/06 financial year only or for the duration of the transitional period until the Group's turnaround phase is completed.

Changes applying in 2005/06 only

Shareholder consent is being sought at the AGM to modify, for 2005/06 only, the Invensys 1998 Senior Executive Long Term Incentive Plan ('LTIP') to permit the granting of awards over shares worth in excess of the normal annual grant limit of two times salary, up to a limit of three times salary.

Changes applying on a transitional basis only

During the Group's turnaround period, the Committee wishes to be able to offer executives additional highly focussed bonus arrangements, and to do so in a way which clearly reflects the interests of shareholders. The supplementary bonus arrangements described below will not be operated in respect of years after 2007/08.

The current Executive Bonus Plan (the 'Plan'), provides an opportunity to earn bonuses of up to 100% of salary if demanding targets are achieved. Whilst this is generally competitive, the Committee has concluded that, for this transitional period, a supplemental plan, the Turnaround Bonus Overlay (the 'Overlay') will operate providing the opportunity to receive a supplemental bonus of up to a further 100% of salary in respect of any financial year.

The Overlay will be subject to the same performance targets as the Plan but any bonus will only commence where an above on-target level of performance is achieved (at on-target, no payment will be made) increasing, on a straight-line basis, to full payout if the full stretch targets are achieved.

Any bonus earned under the Overlay will be delivered in shares that will vest, as to 50% of the award, on the first anniversary of the grant date, and, as to the other 50%, on the second anniversary.

Changes applying on a permanent basis

Shareholder consent is being sought in relation to the LTIP to permit 50% of any shares vesting on satisfaction of the performance condition to be released at that time with the other 50% being deferred for one year. This change is being made in conjunction with the introduction of Shareholding Guidelines for executives as described on page 26.

Following discussions with Invensys' principal shareholders, the Committee has decided to retain total shareholder return ('TSR') as the principal performance condition but, to measure Invensys' TSR against a bespoke group of 12 global comparators, rather than the FTSE Mid 250 as previously. The companies are ABB, Eaton, Emerson, GE, Honeywell, Johnson Controls, Rockwell, Schlumberger, Schneider, Siemens, Smiths Group and Yokagawa.

2 Base salary

The Chief Executive's salary is currently £660,000, the Chief Operating Officer's salary is currently £525,000 and the Chief Financial Officer's salary is £400,000. No increase has been awarded to any director in respect of the 2004/05 or 2005/06 years except in the case of promotion. As explained on page 2, it is envisaged that the Chief Operating Officer will become Chief Executive on 22 July 2005 and that his salary will increase to £600,000 (being less than the current incumbent's salary) on that date. The next review date will be 1 April 2006.

3 Executive Bonus Plan

The Plan provides short-term incentivisation for the executive directors in order to encourage the achievement of defined annual financial objectives and focus on the most important measures of business success, whilst rewarding them for outstanding performance. In this way, the Plan seeks to align the interests of shareholders and those participating in it.

For the forthcoming financial year, targets have been set related to free cash flow (calculated on a per share basis) and personal objectives. The Committee considers these targets to be appropriate, as the prime focus for the Group over the period will be to ensure that cash management from ongoing operations is effectively managed.

Similarly, the quantum of the Plan remains unchanged with the threshold, target and maximum achievement levels, being 10%, 50% and 100% of base salary respectively. The Overlay would apply to performance at the level above target.

For 2004/05 and future years, the Committee has decided to set out in its Remuneration report the basis on which bonuses have been paid in relation to the targets set at the beginning of the financial year under review and disclose the actual targets which were set. This will ensure that shareholders will be able to assess the bonus targets and the link between bonuses payable and the performance of the business.

The bonuses paid to the executive directors in relation to the year under review are set out on page 26. The targets set by the Committee for executive directors for 2004/05 had two performance elements, with the objective of ensuring that cash from ongoing operations was effectively managed both to develop the ongoing operations and to manage legacy liabilities. These factors were considered to be critical as the basis for the Company's recovery plan.

The free cash outflow (before legacy items) in 2003/04 had been £40 million and the Committee wanted to provide a clear focus to executives on the need to move to a positive position on cash flow from ongoing operations. Accordingly, it set the Stretch Target (100% bonus) as requiring a positive free cash inflow from ongoing operations (before legacy items) of £15 million. The actual free cash inflow from ongoing operations (before legacy items) achieved in 2004/05 was £38 million, a year-on-year improvement of £78 million. The second performance element required the Committee to be satisfied that the legacy liabilities of the Company had been managed effectively and in accordance with internal plans.

Summary remuneration report (continued)

Having rigorously reviewed the results achieved against these two strategic performance elements, the Committee is satisfied that the performance elements it set upfront were challenging and that the bonuses awarded were earned by actual performance that was demonstrably exceptional.

4 Long Term Incentive Plan
Invensys currently uses the LTIP as its sole long term incentive. Under this plan, conditional awards of shares are granted, which vest after three years subject to the achievement of performance conditions and there is then an additional two-year holding period before awards are released. The Committee intends to continue to make awards under this plan in 2005/06 and subsequently but with changes to its current operation as set out on page 25.

As currently, there will be a sliding scale that would release 25% of shares at median rising, on a straight-line basis, to 100% of shares being released for upper decile performance. In addition, the Committee will impose an additional requirement that awards will only vest if the Committee is satisfied that two underpins have been met: the first relating to achievement of stretching internal free cash flow targets and the second relating to the efficient management of legacy liability items (principally pension funding obligations, environmental claims, disputed taxes, ongoing litigation and restructuring costs).

5 Shareholding Guidelines
Shareholding Guidelines, requiring executives to build and maintain a shareholding over time, have been introduced. Under these Guidelines, executive directors will be required to build and maintain shareholdings using, except as required to meet their tax obligations, the entire share element of the Overlay and from the vesting of LTIP awards until a minimum holding of 200% of salary has been reached.

6 Pensions
Details of the individual executive directors' pension arrangements are set out on page 27. Pensionable pay is defined as base salary only; bonuses are not pensionable.

7 Other benefits
Other benefits provided for executive directors comprise the provision of a company car, a cash allowance or the use of a pool car, and health care. On appointment, and where circumstances so warrant, certain relocation costs are also met.

8 Individual service contracts
Full details of the service contracts of the executive directors are set out in the full Remuneration report. Copies of the contracts are available for inspection as set out in the Notice of Annual General Meeting.

The Board has accepted Richard Haythornthwaite's request to stand down with effect from 22 July 2005. All payments of salary, pension and benefits will cease on that date. His participation in the Executive Bonus Plan will be reduced on a pro rata basis up to his leaving date and remain subject to the applicable performance conditions. His participation in the LTIP will be preserved on the same reduced pro rata basis but with vesting subject to the outcome of the applicable three year performance period ending in 2006, followed by a reduced holding period of one month. All other awards under the Company's executive share schemes will lapse on his leaving date.

Ulf Henriksson will assume the role of Chief Executive on 22 July 2005 when his salary will increase from £525,000 to £600,000 and his notice period will reduce to a 12 month rolling period.

Non-executive directors

The fees currently paid to the Chairman and the other non-executive directors, which are subject to the limits set in the Articles of Association, were set in 1999 and have not been increased since that date. The Chairman's fees are set at £250,000 per annum. The Chairman is not entitled to any attendance fees. The basic fees for a non-executive director are fixed at £28,000 per annum. An additional fee of £5,000 is payable to the chairmen of the Audit and Remuneration Committees, and all members of the Board's standing committees receive a fee of £750 for each meeting attended. The fees of each non-executive director for the year are set out in the Directors' remuneration table below.

Performance graph

The following graph shows the Company's performance relative to the FTSE 100, which the Committee considers an appropriate index for comparison purposes as the Company had been a constituent during most of that period.

Total shareholder return


120
100
80
60
40
20
0
Value (£)
31-Mar-00
30-Mar-01
29-Mar-02
31-Mar-03
31-Mar-04
31-Mar-05

This graph shows the value, by 31 March 2005, of £100 invested in Invensys on 31 March 2000 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year-ends.

Invensys — FTSE 100 Index — Source: Thomson Financial

Directors' remuneration

The remuneration of the executive directors (excluding defined benefit pension entitlements) for the year ended 31 March 2005 was as follows:

	Notes	Salary £	Benefits £	Supplementary pension payment £	Other payments £	Bonuses £	Total 2005 £	Total 2004 £
Current directors								
R N Haythornthwaite	1, 2, 3	660,000	20,743	105,600	–	660,000	1,446,343	988,591
A N Hennah	4	400,000	34,703	–	250,000	400,000	1,084,703	717,525
U C I Henriksson	2, 4, 5	451,635	372,553	158,072	750,000	451,500	2,183,760	–
							4,714,806	1,706,116

Notes
1. Mr Haythornthwaite received a cash supplementary pension payment of £105,600 in lieu of certain benefits being based on final salary as set out in note 1 to the *Directors' pension entitlements table below.*
2. The emoluments of the highest paid director, Mr Henriksson, excluding pension rights were £2,183,760 (2004: £988,591 paid to Mr Haythornthwaite).
3. Mr Haythornthwaite received fees of £46,000 as a non-executive director of Imperial Chemical Industries PLC for the year ended 31 March 2005.
4. The 'Other payments' to Mr Hennah and Mr Henriksson relate to contractual arrangements agreed prior to their joining the Company reflecting the then value of entitlements from their previous employers lost as a result of their leaving those employments.
5. Mr Henriksson joined the Company with effect from 21 May 2004 as Chief Operating Officer and subsequently joined the Board of directors on 21 July 2004. His emoluments relate to the period from 21 May 2004 to 31 March 2005. The amount in Benefits includes payment of reasonable costs of relocating his family and permanent home from the US to the UK. He received a cash allowance in lieu of pension provision equal to 35% of basic salary per year.

The fees paid to the non-executive directors for the year ended 31 March 2005 were as follows:

	Notes	Total 2005 £	Total 2004 £
L E Farmer	1	59,250	142,750
M J B Green	2	8,500	–
J-C Guez		40,500	35,893
M Jay		250,000	180,838
A E Macfarlane		44,250	39,000
S M Robertson	3	27,680	31,000
		430,180	429,481

Notes
1. Mr Farmer's total fees of £59,250 comprise his basic non-executive directors' fee of £39,250 and further fees of £20,000 in respect of his additional responsibilities set out on page 23.
2. Mr Green was appointed to the Board of directors on 1 January 2005 and his fees relate to the period from this date to 31 March 2005.
3. Mr Robertson retired from the Board of directors on 19 January 2005 and his fees relate to the period from 1 April 2004 to this date.
4. The aggregate emoluments of all directors for the year ended 31 March 2005 was £5,144,986.

Directors' interests in ordinary shares and share schemes at 31 March 2005

			LTIP awards	Executive options		Sharesave options	
	Notes	Ordinary shares of 1p each	No. of shares under award	No. of shares under option	Exercise price per share p	No. of shares under option	Exercise price per share p
L E Farmer		3,250	–	–	–	–	–
M J B Green		–	–	–	–	–	–
J-C Guez		167,330	–	–	–	–	–
R N Haythornthwaite	1	406,250	3,600,251	2,292,649	96.83	–	–
A N Hennah		182,776	2,626,668	1,194,196	61.24	21,438	41.43
U C I Henriksson	4	1,000,000	3,165,034	5,000,000	16.55	–	–
M Jay		33,333	–	–	–	–	–
A E Macfarlane		12,187	–	–	–	–	–

Notes
1. In respect of Mr Haythornthwaite the exercise price for his outstanding executive options is a weighted average. These options will lapse on his leaving the Company.
2. There have been no changes in the interests of directors in ordinary shares and share schemes between 31 March 2005 and 18 May 2005.
3. No options were exercised or shares released under the LTIP during the year.
4. As reported last year, on the appointment of Mr Henriksson as Chief Operating Officer on 21 May 2004, recognising the scale of the long term share awards held at his previous employer and seeking to provide fair but not excessive compensation for the loss of those awards, on 1 June 2004, he was granted an option in respect of five million shares as set out in the table above and an award of four million restricted shares, which will vest 18 months after his joining in respect of 50% of the shares and 36 months after his joining in respect of the other 50%.

Directors' pension entitlements

Executive directors participate in defined benefit (Mr Hennah), and defined contribution/cash allowance (Mr Henriksson) or combination (Mr Haythornthwaite) pension arrangements sponsored by the Company.

	Notes	Accrued pension at year ended 31 March 2005 £ per annum	Increase in accrued pension £ per annum	Transfer value of accrued pension £'000	Transfer value of accrued pension at end of previous year £'000	Change in transfer value over year less any contributions made £'000	Increase in accrued pension, excluding inflation (a) £ per annum	Transfer value of increase (a) less any contributions made £'000
R N Haythornthwaite	1	12,529	3,669	142	93	49	3,394	38
A N Hennah		28,114	10,977	301	171	130	10,446	112

Notes
1. The benefits shown for Mr Haythornthwaite relate to his participation in the approved pension scheme up to the Inland Revenue earnings limit. With respect to his earnings above that limit, £158,400 was paid to an unapproved money purchase scheme together with the supplementary pension payment as set out in the Directors' remuneration table above.
2. The changes in transfer values over the year reflect any changes in pensionable pay and the service of each director. They also take into account changes in the actuarial assumptions, particularly those related to equity and bond returns.
3. All benefits are due at age 60.

Directors' report

Activities and review for the year

The principal activities and review for the year are contained on pages 6 to 19. During the year, 3,499,780,822 deferred shares of 24p each were cancelled in accordance with their terms of issue.

Dividends

The directors do not recommend a dividend (2004: nil).

Board of directors

The current directors of the Company and their biographical details are given on page 22. A statement of their remuneration and interests in the ordinary shares of the Company are set out in the Summary remuneration report on pages 25 to 27. Ulf Henriksson joined the Company on 21 May 2004 as Chief Operating Officer and was appointed to the Board on 21 July 2004. Bay Green was appointed as a non-executive director of the Board on 1 January 2005. In addition Simon Robertson resigned from the Board on 19 January 2005. All other directors served throughout the year.

Larry Farmer retires by rotation and, being eligible, offers himself for re-election at the Annual General Meeting.

As Mr Green was appointed during the year, in accordance with the Articles of Association he will retire and offer himself for election at the Annual General Meeting. As a non-executive director, Mr Green does not have a service contract.

Richard Haythornthwaite will retire by rotation at the Annual General Meeting and will not seek re-election.

Acquisitions and disposals

During the year the Group made no material acquisitions. The following disposals have taken place in the year to 31 March 2005:

	Proceeds £m	Proportion disposed	Effective date of disposal
Powerware	307	100%	June 2004
Hansen	83	100%	June 2004
Other disposals	24	100%	
	414		

The discontinued businesses contributed sales of £120 million and an operating loss of £3 million in the year.

Substantial shareholders

As at 18 May 2005 (being the latest practicable date prior to the publication of this document) the Company had been notified on the respective dates below of the following interests in its ordinary shares, pursuant to section 198 of the Companies Act 1985:

Name	Date of notification	% of issued share capital
Brandes Investment Partners, LP	7 March 2005	19.03
HBOS plc	29 April 2005	4.14
Legal & General Group plc	4 February 2004	3.30
The Capital Group Companies, Inc	25 January 2005	4.94

Supplier payment policy

It is the policy of the Group that subsidiary companies should develop long-term relationships with suppliers and establish terms of trade consistent with established practice in their country of operation, and to ensure that suppliers are aware of the terms of payment and that such terms are followed. The Company is a holding company and has no trade creditors.

Employee policy and development

Information concerning employees and their remuneration is given in note 5 to the Annual report & accounts. The Group seeks to ensure that fair consideration is given to applications for employment received from disabled persons and to ensure continued employment, training and advancement where possible of employees who are or become temporarily or permanently disabled.

The Company also recognises the need to provide information on matters of concern to employees. To satisfy that need, the Company provides employees with published financial and economic information through its consultative procedures.

General information

Group donations to charities and community causes worldwide were £0.5 million (2004: £0.6 million) with UK charities receiving £0.1 million (2004: £0.3 million). No donations were made to political parties (2004: £nil). In view of the financial circumstances of the Company, its charitable cash donations have further reduced over the last year. However, many of the Group's subsidiaries are influential companies and important employers in their own countries or localities. Whilst corporate donations and sponsorships have overall reduced, it is believed to be in the best interests of the Group for those companies' community involvement to be maintained at appropriate levels. The Group carries out research and development in support of its activities. During the year expenditure on the development of new products and processes amounted to £124 million (2004: £165 million).

Auditors

Ernst & Young LLP have expressed their willingness to continue in office as auditors and resolutions proposing their reappointment and to authorise the directors to determine their remuneration will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting of the Company will be held on Thursday 21 July 2005 at 11am. The separate circular including the notice of meeting sent to all shareholders gives full details of the meeting and the resolutions to be proposed.

By order of the Board

John Clayton
Company Secretary
18 May 2005

Summary financial statement for the year ended 31 March 2005

Important note

This Summary financial statement, which comprises the Summary remuneration report on pages 25 to 27, the Directors' report on page 28, and the financial information on pages 30 to 33, is a summary of the information in the full Annual report & accounts of Invensys plc. It does not contain sufficient information to allow a full understanding of the results of the Group and state of affairs of the Company or of the Group. For further information, the full Annual report & accounts and the auditors' report on those accounts, should be consulted. Copies of the full Annual report & accounts for 2005 are available, free of charge, from the Company Secretary, Invensys plc, Portland House, Stag Place, London SW1E 5BF or on our website at www.invensys.com.

The auditors have reported on the full Annual report & accounts. Their report was not qualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985.

Statement of the independent auditors to the shareholders of Invensys plc (pursuant to section 251 of the Companies Act 1985)

Auditors' statement to the shareholders of Invensys plc

We have examined the Summary financial statement set out above and the financial information on pages 30 to 33.

This report is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. To the fullest extent required by the law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Summary financial statement in accordance with applicable law. Our responsibility is to report to you our opinion on its consistency with the full annual accounts, Directors' report and Remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We have also read the other information contained in this document and have considered the implications for our report if we became aware of any apparent misstatements or material inconsistencies with the Summary financial statement.

Basis of opinion

We conducted our examination in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the Summary financial statement is consistent with the full annual accounts, Directors' report and Remuneration report of Invensys plc for the year ended 31 March 2005 and complies with the applicable requirements of section 251 of the Companies Act 1985, and regulations made thereunder.

Ernst & Young LLP
Registered Auditor
London
18 May 2005

Consolidated profit and loss account

For the year ended 31 March	2005 £m	2004 £m
Turnover		
Continuing operations	2,803	3,000
Discontinued operations	120	891
	2,923	3,891
Operating profit/(loss) before exceptional items, goodwill amortisation and goodwill impairment		
Continuing operations	178	182
Discontinued operations	(3)	35
	175	217
Operating exceptional items	(168)	(236)
Operating profit/(loss) before goodwill amortisation and goodwill impairment	**7**	(19)
Goodwill amortisation	(28)	(53)
Goodwill impairment	(27)	(25)
Total operating loss	**(48)**	(97)
Continuing operations	(41)	(69)
Discontinued operations	(7)	(28)
Total operating loss	**(48)**	(97)
Corporate exceptional items		
Costs of closure	–	(32)
Loss on sale of fixed assets	(3)	(8)
Loss on disposal of operations	(298)	(96)
Loss on ordinary activities before interest and taxation	**(349)**	(233)
Net interest payable and similar charges	(136)	(112)
Other finance charges – FRS 17	(15)	(23)
Loss on ordinary activities before taxation	**(500)**	(368)
Taxation credit on loss on ordinary activities	16	35
Loss on ordinary activities after taxation	**(484)**	(333)
Minority interests – equity	11	5
Retained loss for the financial year	**(473)**	(328)
Loss per share (basic and diluted)	(8.3)p	(9.0)p
Earnings per share (total Group before exceptional items, goodwill amortisation and goodwill impairment)	0.1p	1.2p
Average exchange rates for the year		
US$ to £1	1.85	1.69
Euro to £1	1.47	1.44
Yen to £1	197.84	190.81

The results for the financial year have been translated into sterling at the appropriate average exchange rates.

Consolidated balance sheet

At 31 March	2005 £m	2004 £m
Fixed assets		
Intangible assets – goodwill	285	478
Tangible fixed assets	442	660
Investments in associated undertakings	1	1
Other investments	16	16
	744	1,155
Current assets		
Stocks	266	376
Debtors: amounts falling due within one year	878	1,043
Debtors: amounts falling due after more than one year	34	38
Investments	13	20
Cash and short-term deposits	639	566
	1,830	2,043
Creditors: amounts falling due within one year		
Short-term borrowings	(29)	(58)
Other creditors	(854)	(1,065)
	(883)	(1,123)
Net current assets	**947**	920
Total assets less current liabilities	**1,691**	2,075
Creditors: amounts falling due after more than one year		
Long-term borrowings	(1,402)	(1,494)
Other creditors	(17)	(23)
	(1,419)	(1,517)
Provisions for liabilities and charges	(208)	(256)
Net assets excluding pension liability	**64**	302
Pension liability	(574)	(606)
	(510)	(304)
Capital and reserves		
Called up share capital	57	897
Share premium account	440	440
Capital redemption reserve	923	83
Capital reserve	2,855	2,509
Profit and loss account	(4,918)	(4,398)
Shareholders' deficit – equity	**(643)**	(469)
Minority interests – including non-equity	**133**	165
	(510)	(304)

The Summary financial statement on page 29 and the financial information on pages 30 to 33 were approved by the directors on 18 May 2005 and are signed on their behalf by:

M Jay
Chairman

R N Haythornthwaite
Chief Executive

A N Hennah
Chief Financial Officer

Year end exchange rates	2005	2004
US$ to £1	1.89	1.84
Euro to £1	1.45	1.50
Yen to £1	202.10	191.20

The balance sheet has been translated into sterling at appropriate year end exchange rates.

Consolidated cash flow statement

For the year ended 31 March	2005 £m	2004 £m
Net cash inflow/(outflow) from operating activities	92	(207)
Returns on investments and servicing of finance	(126)	(121)
Taxation	(76)	(73)
Capital expenditure and financial investment	(58)	(115)
Acquisitions and disposals	361	486
Cash inflow/(outflow) before use of liquid resources and financing	193	(30)
Management of liquid resources	32	(43)
Financing		
Issue of ordinary shares	–	448
Decrease in debt	(110)	(165)
Increase in cash in year	**115**	210

Reconciliation of net cash flow to movement in net debt

For the year ended 31 March	2005 £m	2004 £m
Increase in cash in year	115	210
Cash outflow from decrease in debt	110	165
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(32)	43
Change in net debt resulting from cash flows	193	418
Transfer of facility costs from/(to) prepayments	2	(25)
Amortisation of facility fees within debt	(7)	–
Exchange movements	6	177
Movement in net debt in year	194	570
Net debt at beginning of year	(986)	(1,556)
Net debt at end of year	**(792)**	(986)

Segmental analysis

	Turnover 2005 £m	Turnover 2004 £m	Operating profit/(loss)* 2005 £m	Operating profit/(loss)* 2004 £m	Profit/ (loss)** 2005 £m	Profit/ (loss)** 2004 £m	Net operating assets 2005 £m	Net operating assets 2004 £m
Business								
Process Systems	709	746	47	35	4	7	273	333
Eurotherm	122	122	17	17	9	8	126	134
APV	360	387	6	18	(8)	14	100	87
Rail Systems	412	442	56	62	54	60	45	46
Controls	921	1,023	89	127	(28)	90	359	469
Businesses for sale	279	280	9	(11)	(5)	(32)	187	218
Corporate costs	–	–	(46)	(66)	(70)	(221)	(156)	(158)
Continuing operations	2,803	3,000	178	182	(44)	(74)	934	1,129
Discontinued operations	120	891	(3)	35	(305)	(159)	–	346
	2,923	3,891	175	217	(349)	(233)	934	1,475
Net interest payable and similar charges					(136)	(112)		
Other finance charges – FRS 17					(15)	(23)		
Loss on ordinary activities before taxation					(500)	(368)		
Geographical analysis by origin								
United Kingdom	425	442	34	39	(9)	25	215	246
Rest of Europe	768	787	52	74	31	55	257	273
North America	1,026	1,194	101	109	29	60	348	399
South America	77	62	11	7	11	7	20	20
Asia Pacific	441	462	22	16	(40)	(3)	240	335
Africa and Middle East	66	53	4	3	4	3	10	14
Corporate costs	–	–	(46)	(66)	(70)	(221)	(156)	(158)
Continuing operations	2,803	3,000	178	182	(44)	(74)	934	1,129
Discontinued operations	120	891	(3)	35	(305)	(159)	–	346
	2,923	3,891	175	217	(349)	(233)	934	1,475
Net interest payable and similar charges					(136)	(112)		
Other finance charges – FRS 17					(15)	(23)		
Loss on ordinary activities before taxation					(500)	(368)		
Borrowings							(1,431)	(1,552)
Cash and short-term deposits							639	566
Deferred tax							5	(6)
Taxation							(83)	(181)
Pension liability							(574)	(606)
Net liabilities per consolidated balance sheet							(510)	(304)

Geographical analysis of turnover by destination

United Kingdom	386	396
Rest of Europe	774	797
North America	979	1,144
South America	88	78
Asia Pacific	471	501
Africa and Middle East	105	84
Continuing operations	2,803	3,000
Discontinued operations	120	891
	2,923	3,891

*Before exceptional items, goodwill amortisation and goodwill impairment.
**Profit/(loss) on ordinary activities before taxation.

Shareholder information

Registrars
For all enquiries about the registration of your shares and changes of name and address, please contact:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone +44 (0)870 600 3963
Facsimile +44 (0)870 600 3980
www.lloydstsb-registrars.co.uk

Electronic communications
Shareholders can also view up-to-date information about their shareholding and register to receive future electronic communications from the Company by visiting the shareholders' website at www.shareview.co.uk (shareholder reference number, shown on share certificates and tax vouchers, will be required).

Invensys nominee service
The Company has a nominee service under which shareholders can hold their shares electronically rather than in certificate form. Through this service, shareholders can also take advantage of streamlined dealing arrangements. Details of the service are contained in the Invensys Nominee Service brochure which is available from Lloyds TSB Registrars.

American Depositary Receipts (ADRs)
The Company has a sponsored Level 1 ADR programme for which the Deutsche Bank Trust Company Americas acts as Depositary. Each ADR represents two (2) ordinary shares of the Company. The ADRs trade on the Over-The-Counter (OTC) market under the ticker symbol IVNSY. For enquiries, beneficial ADR holders may contact the Deutsche Bank Trust Company Americas Broker Service Desk on +44 (0)20 7547 6500 or +1 212 250 9100. Registered ADR holders may contact the dedicated Invensys plc ADR shareholder services line on +1 888 778 1318 (toll free for US residents only). Further information is also available at www.adr.db.com.

ShareGift
Shareholders with very small holdings of shares who do not wish to sell because the sale commission applied would be disproportionate to the sale price may consider donating them to charity. The Orr Mackintosh Foundation operates a charity share donation scheme. ShareGift can be contacted at 24 Grosvenor Gardens, London SW1W 0DH or by telephone on +44 (0)20 7337 0501, or on-line at www.sharegift.org. Donation forms are also available via Lloyds TSB Registrars.

Unsolicited mail
The Company is obliged by law to make its share register publicly available and as a result some shareholders may receive unsolicited mail. If you wish to limit the receipt of such mail you can contact: The Mailing Preference Service, FREEPOST 29 (LON.20771), London W1E 0ZT. Tel: +44 (0)20 7291 3310 or register on-line at www.mpsonline.org.uk. This service is operated by an independent organisation and is free to members of the public.

Financial calendar

Financial year end 2004/05	31 March 2005
Results 2004/05 announced	19 May 2005
Annual General Meeting	21 July 2005
First quarter results 2005/06	August 2005
Interim results 2005/06	November 2005
Third quarter results 2005/06	February 2006

Final dates and any changes will be announced and notified as appropriate.

Following the adoption of quarterly results announcements, these are published through the London Stock Exchange and other news services and the Interim report is published in the Financial Times. All announcements will be made available on the Group's website (www.invensys.com). The Summary financial statement, or if requested, the Annual report, is posted to shareholders.

Taxation
For the purpose of capital gains tax, the market value on 31 March 1982 of an Invensys ordinary share, adjusted for capitalisation issues, was 8.06p. Shareholders who are in any doubt as to their tax position should seek specific advice from their financial advisers. Further information in relation to the capitalisation issues and other matters affecting the base cost of Invensys ordinary shares may be obtained from the Company Secretary.

Bond holder information
Under the terms governing the senior notes issued as part of the refinancing, the Group has certain additional reporting obligations to make information available to the trustee, noteholders and potential investors. To the extent that this information is not presented within this Annual report, it will be made available on the Group's website (www.invensys.com) or may be requested by writing to the Company Secretary at the registered office.

Dividend
No dividend was paid during the financial year 2004/05 and the Board has not recommended the payment of any final dividend.

Forward-looking statements
This report includes forward-looking statements, within the meaning of the US Private Securities Litigation Reform Act 1995, which are based on market projections, forecasts and expectations. Forward-looking statements are by their nature subject to uncertainties and external factors that may affect the actual outcomes compared with those anticipated.

Stock Exchange listing
The Company's ordinary shares are listed on the London Stock Exchange.

Registered office
With effect from 7 March 2005, the Corporate Centre and registered office of Invensys plc changed to:

Invensys plc
Portland House
Stag Place
London SW1E 5BF
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879
Registered in England & Wales number 166023

For latest investor information and news visit our website at www.invensys.com.

Designed and produced by Fishburn Hedges
www.FishburnHedgesDesign.com

Chairman's explanatory letter and notice of Annual General Meeting

Annual General Meeting Thursday 21 July 2005 at 11.00am. This document is important and requires your immediate attention.
When considering what action to take, you are recommended to consult an independent financial adviser authorised under the Financial Services and Markets Act 2000. If you have recently sold or otherwise transferred all of your Invensys shares, please pass this document and the accompanying form of proxy to the purchaser or transferee, or to the agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. The notice of the Annual General Meeting is set out on page 3.

1 June 2005

invensys®

Invensys plc
Registered Office
Portland House
Stag Place
London SW1E 5BF

Registered in England and Wales
no. 166023

Dear Shareholder

I am writing to inform you that the Annual General Meeting ('the AGM') of the Company will be held on Thursday 21 July 2005 at 11.00am at Victoria Park Plaza, 239 Vauxhall Bridge Road, London SW1V 1EQ. Details of the business to be considered are set out in the notice of meeting that follows this letter. I would like to explain a number of the matters to be dealt with.

Remuneration report and amendment to the Invensys 1998 Senior Executive Long Term Incentive Plan ('LTIP')
The Remuneration report for the year is set out in full in the Annual report and accounts commencing at page 26 and is summarised in the Summary financial statement at pages 25 to 27. This explains a number of permanent and temporary changes to the Company's remuneration policy for executive directors and senior management. The Remuneration report including the remuneration policy will be proposed for approval at the AGM under Resolution 2.

One of these changes, relating to the amendment to the rules of the LTIP, also requires shareholder approval. In order to be able to attract and retain a strong management team which is incentivised to achieve a successful turnaround of the business for the benefit of all shareholders, the following is proposed:

(i) Award levels – It is proposed to amend the LTIP to increase the maximum levels of grant that may be made in the 2005/2006 financial year to no more than three times annual salary. The maximum levels of grant will revert to the current limit of two times annual salary for subsequent years;

(ii) Holding period – The LTIP effectively provides that awards vest over five years (a three year performance period and a subsequent two year retention period) and shares are not released to participants until the end of this period. This does not reflect market practice and has proved a barrier to recruitment, both in the UK and overseas. Accordingly, shareholder consent is being sought to permit 50% of any shares vesting on completion of the performance period to be released at that time with the other 50% being deferred for one year (so they will be released on the fourth anniversary of the date of grant), generally subject to the participant remaining in employment with the Company.

The changes are being proposed in conjunction with the introduction of shareholding guidelines for executives, as described in the Remuneration report on page 28 of the Annual report and accounts and page 26 of the Summary financial statement.

Resolution 8 seeks authority to make the proposed amendment to the rules of the LTIP.

Directors
In accordance with Article 87 of the Articles of Association of the Company, Larry Farmer will retire by rotation at this year's meeting, being the third year since he was last elected and he is proposed by the Board for re-election under Resolution 3a. Details of his biography are set out on page 22 of the Annual report and accounts and page 22 of the Summary financial statement. The Nominating Committee on behalf of the Board undertakes an in-depth review of all board appointments and re-elections and, based on their evaluation of his continuing effectiveness, time commitment and contribution to the Company, the Board recommends that he is re-elected at the AGM. As detailed in the Corporate governance report on page 23 of the Annual report and accounts and page 23 of the Summary financial statement, he has made a particularly

significant contribution to the Board in the course of the last year and the Board has confirmed that he remains an independent director. He is a member of the Audit Committee and of the Remuneration Committee.

Bay Green was appointed as a non-executive director on 1 January 2005 following a formal recruitment process conducted on behalf of the Board by the Nominating Committee with external consultants. His election for a term of three years will be proposed to shareholders at the AGM under Resolution 3b. He is a Vice Chairman of Dresdner Kleinwort Wasserstein and non-executive director of RPC Group plc and Axis-Shield plc. Further details of his biography are set out on page 22 of the Annual report and accounts and page 22 of the Summary financial statement. He is an independent director and is a member of the Audit Committee and of the Nominating Committee. Following election by the shareholders, the Board proposes that he will become the senior independent director.

Authority to allot shares

Under the Companies Act 1985 the directors may only allot unissued shares if authorised to do so by the Articles of Association or by shareholders in general meeting. Under Resolution 6, Invensys seeks a new authority to allot shares up to an aggregate nominal amount of £18,767,500. This represents approximately 33 per cent of the total share capital of the Company in issue at the date of this letter. The directors have no present intention of exercising this authority except in respect of share awards made under the Company's share schemes. It is our practice, in order to retain flexibility, to renew this authority for the full five year period permitted by the Companies Act 1985 and this authority will expire on 21 July 2010. However, in accordance with institutional shareholder guidelines, we intend to seek each year to renew this authority on a rolling five year basis.

Resolution 7, which will be proposed as a special resolution, is to renew the directors' authority to allot equity securities for cash otherwise than in proportion to existing holdings. In the case of allotments other than for rights issues, the authority is limited to equity securities up to an aggregate nominal amount of £2,843,500. This represents approximately five per cent of the total share capital of the Company in issue at the date of this letter. This authority will also expire on 21 July 2010, but, as described above, it is our intention to seek renewal of the authority each year on a rolling five year basis.

Proxies and voting

We are again providing facilities for proxies to be submitted electronically by those shareholders who wish to do so. Proxies may also be submitted by post as in previous years by shareholders preferring to continue with that method. Details are set out in the notice of meeting and on your proxy card. With your proxy is a card on which you may make comments or ask a question and I will endeavour to provide a response to the most frequently raised matters in my address to the meeting.

Following our previous practice, all substantive resolutions at the meeting will be decided by poll which will allow greater transparency in relation to the votes that have been cast by all our shareholders.

Recommendation and action to be taken

The Board considers that the proposed resolutions in the notice of meeting are in the best interests of the Company and its shareholders and recommends that you vote in favour as the directors intend to do in respect of their own beneficial holdings. Whether or not you intend to come to the meeting, please complete and return the accompanying prepaid form of proxy to the Company's registrar or use the electronic proxy facilities by not later than 11.00am on 19 July 2005. By doing so you will not preclude yourself from attending and voting in person at the meeting.

Yours sincerely

Martin Jay
Chairman

Notice of Annual General Meeting

Notice is hereby given that the 2005 Annual General Meeting of Invensys plc will be held at Victoria Park Plaza, 239 Vauxhall Bridge Road, London SW1V 1EQ on Thursday 21 July 2005 at 11.00am for the following purposes:

Ordinary business

1 To receive the report of the directors and the audited statement of accounts for the year ended 31 March 2005.

2 To consider as an ordinary resolution: 'That the Board's Remuneration report contained in the Annual report and accounts for the year ended 31 March 2005 be and is hereby approved.'

3 To re-elect or elect the following as directors who retire in accordance with the Articles of Association and offer themselves for re-election or election (to be proposed as separate resolutions):

- **a** Mr L E Farmer
- **b** Mr M J B Green

4 To re-appoint Ernst & Young LLP as auditors.

5 To authorise the directors to determine the auditors' remuneration.

Special business

6 To consider and, if thought fit, pass the following resolution as an ordinary resolution: 'That:

- **a** the directors be and are hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused, other than in respect of any allotments made pursuant to offers or agreements made prior to the passing of this resolution) to exercise all powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985) up to an aggregate nominal amount of £18,767,500;
- **b** this authority shall expire on 21 July 2010; and
- **c** the Company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry.'

7 To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:
'That, subject to and conditional upon the passing of Resolution 6 in the notice of Annual General Meeting dated 1 June 2005, the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by the said Resolution 6 as if sub-section (1) of section 89 of the Companies Act 1985 did not apply to any such allotment provided that this power shall be limited:

- **a** to the allotment of equity securities in connection with a rights issue, open offer or other issue in favour of holders of ordinary shares and in favour of holders of any other class of equity security in accordance with the rights attached to such class where the equity securities attributable to the interest of all such persons are proportionate (as nearly as may be) to the respective numbers of equity securities held by them (and/or in accordance with the rights attached to the shares in question) (but subject to such exclusions or other arrangements as the directors may consider appropriate in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any regulatory body in, any territory or otherwise howsoever); and
- **b** to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,843,500;

and shall expire on 21 July 2010, save that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry.'

8 To consider and, if thought fit, pass the following resolution, which will be proposed as an ordinary resolution:
'That the directors be and are hereby authorised to amend the rules of the Invensys 1998 Senior Executive Long Term Incentive Plan as described in the Chairman's Letter to shareholders dated 1 June 2005.'

By order of the Board
J R W Clayton
Company Secretary
1 June 2005

Notes:

1 Any member of the Company entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and, upon a poll, to vote on behalf of such member. A proxy need not be a member of the Company.

2 A form of proxy is enclosed. To be effective, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof, must be deposited with the Company's registrar at the address shown on the form of proxy not later than 11.00am on 19 July 2005. Completion of a form of proxy will not preclude a member from attending and voting at the meeting in person.

3 A form of proxy can also be completed via the internet. On the enclosed form of proxy there is a printed Reference number, Card ID and Account number which, together, make up a unique 24-character reference. This number is unique to each member. To complete and lodge a form of proxy, a member can either complete the enclosed form of proxy and return it to the address on the reverse of the form of proxy or log onto www.sharevote.co.uk and complete a proxy on-line.

4 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 21 July 2005 at 11.00am and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent, (ID 7RA01) by 11.00am on 19 July 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the register of members as at 6.00pm on 19 July 2005 shall be entitled to attend and/or vote at the meeting. Changes to entries in the register of members after 6.00pm on 19 July 2005 shall be disregarded in determining the rights of any person to attend and/or vote at the meeting.

6 The following documents will be available for inspection at the registered office of the Company during usual business hours on any weekday from the date of this notice until the Annual General Meeting and will be available at the annual general meeting from 10.45am until the conclusion of the meeting:

a copies of all contracts of service between the Company and the directors of the Company; and

b the Register of Directors' Interests in the share capital of the Company maintained in accordance with section 325 of the Companies Act 1985; and

c the proposed amended rules of the Invensys 1998 Senior Executive Long Term Plan Incentive Plan.

Shareholders with disabilities

The venue is wheelchair accessible and the meeting room is fitted with an induction loop. If you have any special access or other needs please contact us on telephone 020 7821 3571, facsimile 020 7821 3884 or e-mail emma.sullivan@invensys.com and we will be pleased to provide appropriate help.

invensys®

Registered office: Portland House, Stag Place, London SWIE 5BF
Registered in England and Wales no. 166023

Invensys plc
Portland House
Stag Place
London SWIE 5BF
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879
www.invensys.com

invensys®

Annual General Meeting

The Company's Annual General Meeting will be held on Thursday 21 July 2005 at 11.00am at Victoria Park Plaza, 239 Vauxhall Bridge Road, London SW1V 1EQ.

Attendance card

If you wish to attend the meeting, please sign this card and bring it with you for production at the registration desk to authenticate your right to attend. Unless you are able to present the card, or alternatively provide acceptable evidence of identity, you may be refused entry to the meeting. For security reasons all hand baggage will be subject to examination. Briefcases and other bulky items must be deposited in the cloakroom. Please note that cameras, tape recorders and similar recording equipment may not be brought to the meeting.

If you have appointed a person other than the Chairman of the meeting to attend on your behalf, both you and your proxy must sign this card below. A proxy is not entitled to speak or to vote except on a poll.

Shareholder's Signature

Proxy's Signature

SEC No 82 - 2142

invensys®

Intention to attend card

If you plan to attend the 2005 Annual General Meeting please insert an X in the box and return this reply paid card to our Registrars as we like to establish attendance numbers.

We would also like to ascertain matters of interest to shareholders whether or not you intend coming to the Annual General Meeting. Please set out below any comments that you wish to make and return this reply paid card to our Registrars.

invensys®

Form of proxy

I/We appoint the Chairman of the meeting or

(see note 1) to act as my/our proxy and, on a poll, to vote for me/us on my/our behalf at the 2005 Annual General Meeting of the Company to be held at 11.00am on Thursday 21 July 2005 and any adjournment thereof.
Please indicate your vote by marking the appropriate boxes in black ink like this: ☒

Resolutions	For	Against	Withheld
1 To receive report and accounts for the year ended 31 March 2005	☐	☐	☐
2 To approve the Remuneration report	☐	☐	☐
3 To re-elect/elect the following as directors			
a) Mr L E Farmer	☐	☐	☐
b) Mr M J B Green	☐	☐	☐
4 To re-appoint Ernst & Young LLP as auditors	☐	☐	☐
5 To authorise directors to determine the auditors' remuneration	☐	☐	☐
6 To authorise allotment of relevant securities	☐	☐	☐
7 To authorise disapplication of pre-emption provisions (special resolution)	☐	☐	☐
8 To authorise amendment to the rules of the LTIP	☐	☐	☐

Notes

1 If you wish to appoint a proxy other than the Chairman of the meeting please insert their name in the space provided and delete 'the Chairman of the meeting'.
2 In the case of a corporation, the form of proxy should be executed under its common seal or under the hand of an officer, attorney or other authorised persons.
3 In the case of joint holders, the signature of one holder is sufficient, but the names of all the joint holders should be stated: the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes from the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the Register of Members in respect of the joint holding.
4 To be valid, the form of proxy must be lodged at the address overleaf or be lodged electronically (see below) not less than 48 hours before the time appointed for the meeting. For those shareholders who prefer not to use the return card on the reverse, please send in an envelope to FREEPOST SEA 11749, Lloyds TSB Registrars, The Causeway, Worthing, BN99 8ZR.
5 CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so. Full details are set out in the accompanying notice of Annual General Meeting.
6 A proxy need not be a member of the Company but must attend the meeting in person to represent you.
7 Completion of the form of proxy will not preclude a member from attending and voting at the meeting.
8 Subject to any voting instructions given, the proxy may exercise discretion as to whether and if so how they vote on any resolution, by whomsoever proposed (including, without limitation, any resolution to amend a resolution or adjourn the meeting).

Signature
(See notes 2 & 3)

Date

2005

You can submit your proxy electronically at www.sharevote.co.uk using the numbers below:

Reference number   Card ID   Account number

1392-001-6

Location of Annual General Meeting


PICCADILLY
Green Park
ST JAMES'S ST
PALL MALL
THE MALL
CONSTITUTION HILL
GROSVENOR PLACE
St James's Park
BUCKINGHAM GATE
VICTORIA STREET
ROAD
PALACE
BUCKINGHAM
HOBART PL
ECCLESTON STREET
EATON SQUARE
Victoria
Victoria Park Plaza
WILTON ROAD
VAUXHALL BRIDGE ROAD
BELGRAVE ROAD
NCP

Victoria Park Plaza
239 Vauxhall Bridge Road
London SW1V 1EQ

Stations within 15 minutes walk:
Victoria – Mainline and Underground
St James's Park – Underground
Green Park – Underground

NCP Car Park in Semley Place, Victoria SW1V 9QL

Please note that Victoria Park Plaza is within the Central London Congestion Charging zone.

RESPONSE LICENCE No. SEA11749

2

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 8ZR

RESPONSE LICENCE No. SEA11749

2

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 8ZR